EMULEX

CONSOLIDATION. VIRTUALIZATION. CONVERGENCE.

ANNUAL REPORT 2008

CORPORATE OFFICERS

Paul F. Folino
Executive Chairman

James M. McCluney
Chief Executive Officer and President

Michael J. Rockenbach
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer

Jeffrey W. Benck
Executive Vice President,
Chief Operating Officer

Marshall D. Lee
Executive Vice President,
Engineering

BOARD OF DIRECTORS

Fred B. Cox
Chairman Emeritus
Emulex Corporation

Michael P. Downey
Private Investor and Executive Consultant

Bruce C. Edwards
Executive Chairman Emeritus
Powerwave Technologies, Inc.

Paul F. Folino
Executive Chairman
Emulex Corporation

Robert H. Goon
Attorney

Don M. Lyle
Principal
Technology Management Company

James M. McCluney
Chief Executive Officer and President
Emulex Corporation

Dean A. Yoost
Financial Advisor

As we began fiscal 2008, we set out three key objectives for Emulex during the year...

- As a company, innovation and leadership in emerging high growth technologies and markets is core to our strategy. In 2008, industry standards for Fibre Channel over Ethernet (FCoE) moved out of the concept phase and into development. We set out to be a thought leader and a principal participant in this burgeoning market focusing on converging networks with a goal of building world-class converged Ethernet and Fibre Channel products.

- For Host Server Products (HSP), market share is an important measurement of success and one of our sales mandates was to penetrate competitor strongholds with a goal of gaining market share.

- Embedded Storage Products (ESP) entered 2008 with over 30 unannounced design wins. With over two-thirds expected to launch during the fiscal year, our objective was to monetize these opportunities so they could become a meaningful part of our growth and diversification strategy for the year.

In my view, we have made significant strides to meet these objectives during the year, but still have hard work in front of us to fully realize our goals.

Our move into the emerging FCoE networking space was highlighted in April, when, in conjunction with our partners, Cisco and EMC, we showcased our first generation Converged Network Adapter (CNA), the LightPulse 21000. As a key component in a converged architecture, FCoE combines the efficiency of the Fibre Channel protocol with the ubiquity of Ethernet into a single standard to address the increasing cost and complexity of today's storage and data networks. Our LP21000 family of products runs the Fibre Channel protocol over a 10 Gigabit Enhanced Ethernet fabric to enable both LAN and SAN data traffic to converge to a single unified network.

With over a decade of field proven reliability and performance over multiple generations of products, Fibre Channel is expected to dominate deployments at the core of data centers for many years to come. However, we agree with industry analysts, our customers, and our partners that FCoE will be the technology of choice to expand the use of SAN-based storage beyond the data center into the mid-tier and front-end server applications over the coming years. During 2008 we have positioned the Company as a key enabler of this technology.

Our LP21000 product family is now shipping and our second generation CNA products are well down the development path. While the market is still in the early stages, our ability to move from announcing our intentions in this space to delivering solutions that enable our partners and end users to begin field testing this technology in just a year's time is a testament to Emulex's commitment to innovative agility.

Gross Profit (in millions)


$325
300
275
250
225
200
175
150
125
100
75
50
25
2004
2005
2006
2007
2008

Our second objective, which was to gain market share in HSP, the transition to 4Gb/s combined with our qualifications for standard HBAs in new OEM server platforms at IBM System x and Sun delivered favorable results in 2008. In addition, we executed on our strategy to penetrate the high growth mezzanine card blade server market. We have successfully carved out 25 percent of this previously sole sourced market during the last eight quarters.

The growth in blade servers in particular helped us deliver double digit revenue growth compared to 2007 at virtually all of our largest server OEM customers. Collectively, we believe we gained market share at these accounts as our growth rate significantly exceeded the total market growth rate for the year. However, our overall results for the HSP product line were impacted by other cross-currents, primarily in the distribution channel, so we fell short of the objectives for market share gain that we had set at the beginning of 2008. We have taken action to address this shortfall.

Our third objective for 2008 was to execute on our diversification strategy by growing our ESP product line faster than the overall Company. The acquisition of Sierra Logic in 2007 augmented our launch pipeline of embedded design wins and allowed us to start the year with more than two dozen design wins across a wide spectrum of platforms ranging from entry level to high performance solutions. As a result of these new product launches, our ESP business expanded by over 25 percent year-over-year and represented 28 percent of the Company's annual revenues.

Solid financial performance is the result of focused execution, and while the impact of global market conditions and swings in the economic environment are outside of our control, we were still able to deliver a solid financial performance. Revenues in 2008 rose 4 percent to $488.3 million, representing our tenth consecutive year of top line growth, and were a record revenue performance for the Company.

By product line, HSP revenues were $352.7 million, essentially flat, and ESP revenues were $134.9 million, an increase of 25 percent compared to 2007. Non-GAAP diluted EPS was $1.13 compared to $1.14 in 2007. The strength in our income statement drove further improvement in our balance sheet. For the full year, we generated $142.1 million in cash from operations.

Taking into account our repurchase of $40.0 million of outstanding stock during the first quarter of 2008, we still increased our net cash and investments balance by almost $80.0 million to $350.3 million by the end of the year.

While we continued to deliver strong financial performance, and also made significant progress towards the key objectives we set out for the Company in 2008, as we approached the end of the year, it became apparent that some organizational changes were necessary to successfully achieve the long


Cash Provided By Operating Activities
(In millions)
$160
140
120
100
80
60
40
20
2004
2005
2006
2007
2008

term objectives of the Company. During the fourth quarter, we filled two key positions on our executive team with the hiring of a new Chief Operating Officer and also a new head of Human Resources and Facilities. Furthermore, during the first quarter of 2009, we made additional structural and organizational changes all across the Company to position ourselves for success. The goal of these efforts has been to create a more efficient company that is focused on nimbleness, creativity, and sustainable growth.

I expect these changes to drive increased shareholder value by positioning Emulex as the market leader in converged data centers. In 2009, we will focus on executing these three strategic objectives:

Leadership in our Markets – not only will we continue to strive to be the market leader as measured by revenue, we are driving the Company to deliver market leading technical innovation, product quality, profitability, customer satisfaction and shareholder value.

Expansion and Diversification – in addition to growing the markets we are currently in, we are committed to expanding our business into adjacent and complementary markets. We believe expansion and diversification will be critical components in delivering consistent and sustainable growth as a company and increasing shareholder value. In 2009, we expect to reach new levels of diversification through internal innovation and global expansion.

Efficient Execution – to be successful as we face the many opportunities and challenges in the coming year, the Company will need to rely on its capable and experienced management team. We have made some organizational changes to increase our agility and we expect to make further additions to help adapt to the changing market dynamics while at the same time, focus on exploiting our strengths to capitalize on new trends in technology.

During fiscal 2009, we will celebrate the 30th anniversary of the Company's founding. Over the past three decades, Emulex has increased in size and complexity, grown and evolved based on the changing business and technology landscape, and strengthened financially while being fiscally responsible in the face of the peaks and valleys of the economic cycles. While adapting to a changing environment is an inevitable part of surviving as a business, our core values of integrity, quality, innovation, customer satisfaction, and our commitment to our employees have not changed. These are the building blocks that lay our foundation to deliver shareholder value and they have stood the test of time.

In closing, I am proud of the contributions that the management team and employees made over the last year as we met the challenges and changes in the marketplace. In the upcoming year we are focusing on executing on our strategic initiatives to create greater growth prospects and improved shareholder return for the years to come.



James M. McCluney
Chief Executive Officer and President

Net Revenues (in millions)


$500
450
400
350
300
250
200
150
100
50
2004
2005
2006
2007
2008

Reconciliation of diluted GAAP (loss) earnings per share to diluted non-GAAP earnings per share:

	Year Ended	
	June 29, 2008	July 1, 2007
Diluted GAAP (loss) earnings per share	$(0.09)	$0.34
Items excluded from diluted GAAP (loss) earnings per share to calculate diluted non-GAAP earnings per share, net of tax effect:		
Stock-based compensation	$0.24	$0.24
Amortization of intangibles	$0.24	$0.27
Sell through of marked-up to fair value on inventory acquired in the Sierra Logic acquisition	-	$0.01
In-process research and development	-	$0.22
Impairment of other intangible assets	$0.02	$0.01
Impairment of strategic investments, net of recovery	-	$0.05
Severance and associated costs	$0.01	-
Charges related to globalization initiatives	$0.71	-
Impact on diluted earnings per share	$1.22	$0.80
Non-GAAP diluted earnings per share	$1.13	$1.14
Diluted shares used in GAAP and non-GAAP per share computations (in thousands)	82,147	89,089

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above contain forward-looking statements that involve risk and uncertainties. Reference is made to the "Safe Harbor" language contained on page 28 of the Company's Annual Report on Form 10-K included in this Annual Report for certain factors that could cause actual results to differ materially from those in the forward-looking statements.

Note Regarding Non-GAAP Financial Information: To supplement the financial information presented in accordance with U.S. generally accepted accounting principles (GAAP), the Company has included references to non-GAAP earnings per share. Each of these non-GAAP financial measures is adjusted from results based on GAAP to exclude certain expenses and gains. As a general matter, the Company uses these non-GAAP measures in addition to and in conjunction with results presented in accordance with GAAP. Among other things, the Company uses such non-GAAP financial measures in addition to and in conjunction with corresponding GAAP measures to help analyze the performance of its core business, in connection with the preparation of annual budgets, and in measuring performance for some forms of compensation. In addition, the Company believes that non-GAAP financial information is used by analysts and others in the investment community to analyze the Company's historical results and in providing estimates of future performance and that failure to report these non-GAAP measures could result in confusion among analysts and others and a misplaced perception that the Company's results have underperformed or exceeded expectations.

These non-GAAP financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with the GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting the Company's business. However, these non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP net income per share excludes the effects of (i) stock-based compensation, (ii) amortization of intangibles, (iii) sell through of marked-up to fair value inventory acquired in acquisition, (iv) write off of in-process research and development, (v) impairment of other intangible assets, (vi) impairment of strategic investments, net of recovery, (vii) severance and associated costs, and (viii) charges related to globalization initiatives.

The Company believes that presentation of a measure of non-GAAP diluted net income per share that exclude the impact of stock-based compensation expense assists management and investors in evaluating the period over period performance of the Company's ongoing core business operations because the expenses are non-cash in nature and, although the size of the grants is within the Company's control, the amount of expense varies depending on factors such as short-term fluctuations in stock price and volatility which can be unrelated to the operational performance of the Company during the period in question and generally is outside the control of management during the period in which the expense is incurred. Moreover, the Company believes that the exclusion of stock-based compensation in presenting diluted net income per share is useful to investors to understand the impact of the expensing of stock-based compensation to the Company's financial performance in comparison to both prior periods as well as to its competitors. Amortization of intangibles and in-process research and development expense are non-cash expenses relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company are valued and amortized over their estimated lives and in-process research and development costs of the acquired entity are expensed. The Company believes that such intangibles and in-process research and development expenses do not constitute part of its core business because they generally represent costs incurred by the acquired company to build value or develop technology prior to acquisition and as such they are part of transaction costs rather than ongoing costs of operating the Company's core business. In this regard, the Company notes that (i) once the intangibles are fully amortized and in-process research and development expensed, they generally will not be replaced with cash costs and therefore, the exclusion of these costs provides management and investors with better visibility into the actual costs required to generate revenues over time, and (ii) although the Company sets the amortization expense based on useful life of the various assets at the time of the transaction, the Company cannot influence the timing and amount of the future amortization expense recognition once the lives are established. In addition, the Company cannot influence the timing or amount of the in-process research and development expenses incurred. As a result, the Company believes that exclusion of these amortization costs and in-process research and development expenses in presenting diluted net income per share gives management and investors a more effective means of evaluating its historical and projected future performance within the Company's core business. The inventory on hand of the company being acquired is required to be marked-up to fair value so upon sell-through, it would result in zero gross profit to the Company. Similarly, the Company believes such additional costs to cost of sales do not constitute part of its operational performance because they generally represent costs that are part of transaction costs rather than ongoing costs of operating the Company's core business.

With respect to the exclusion of impairment of other intangible assets, impairment of strategic investments, net of recovery, severance and associated costs, and charges reflecting the U.S. tax impact associated with the implementation of our recent globalization initiatives, the Company believes that presentation of a measure of diluted net income per share that excludes such charges is useful to management and investors in evaluating the performance of the Company's ongoing core business operations on a period-to-period basis. In this regard, the Company notes that the impairment charges and severance and associated costs are non-recurring in nature. The impairment charges are not expected to be recurring and are the result of an assessment of other intangible assets associated with prior acquisitions and do not relate to the performance of the Company's ongoing core business operations. Similarly, the impairment of strategic investments, net of recovery, is not part of the Company's period-to-period core business and relates to an investment in an early stage company that was deemed worthless partially offset by a recovery of an investment in another early stage company. The severance and associated costs are not expected to be recurring and that these historical costs do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of the Company's current operating performance or comparisons to the Company's past operating performance. Similarly, the charges related to globalization initiatives do not contribute to a meaningful evaluation of the Company's current operating performance or comparisons to the Company's past operating performance.

The Company believes disclosure of non-GAAP diluted net income per share has economic substance because the excluded expenses are either non-recurring in nature, are unlikely to be recurring and are variable in nature, or, other than with respect to charges relating to the tax impact associated with the Company's globalization initiatives, do not represent current cash expenditures. A material limitation associated with the use of this measure as compared to the GAAP measures of net income and diluted earnings per share is that it may not be comparable with the calculation of net income and diluted earnings per share for other companies in the Company's industry. The Company compensates for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding GAAP financial measure in this release and in the Company's consolidated financial statements and by providing a reconciliation to the corresponding GAAP measure to enable investors to perform their own analysis.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 29, 2008

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-31353

EMULEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**51-0300558**
(State or other jurisdiction of incorporation or organization)	*(I.R.S Employer Identification No.)*
3333 Susan Street Costa Mesa, California	**92626**
(Address of principal executive offices)	*(Zip Code)*

(714) 662-5600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.10 Per Share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price of the registrant's common stock on the New York Stock Exchange on December 28, 2007, which was the last trading day of the second quarter of fiscal 2008, of $16.91 was $1,484,090,627.

As of August 14, 2008, the registrant had 84,580,285 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to the registrant's 2008 Annual Meeting of Stockholders to be held on November 19, 2008, are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

All references to years refer to our fiscal years ended June 29, 2008, July 1, 2007, and July 2, 2006, as applicable, unless the calendar year is specified. References contained in this Annual Report on Form 10-K to "Emulex," the "Company," the "Registrant," "we," "our" and "us," refer to Emulex Corporation and its subsidiaries.

Item 1. *Business.*

Introduction and Company History

Emulex Corporation (Emulex or the Company) is a provider of a broad range of advanced storage networking infrastructure solutions. Substantially all of Emulex products are based on internally developed application specific integrated circuits (ASICs). The world's leading server and storage providers rely on Emulex products to help build high performance, highly reliable, and scalable storage networking solutions.

Emulex was organized as a California corporation in 1979. Emulex's initial public offering was in 1981. In 1987, Emulex changed its state of incorporation from California to Delaware by the formation of a Delaware corporation, which acquired all of the stock of the California corporation. The California corporation continues to operate as a wholly owned subsidiary of a subsidiary of the Delaware corporation. In 1983 and 1999 Emulex completed additional offerings of our common stock. Most recently, in 2004, Emulex completed a private placement of convertible subordinated notes. (See Note 8 of the consolidated financial statements for a more complete discussion of the convertible subordinated notes that were fully retired in December 2006.)

Emulex's corporate headquarters are located at 3333 Susan Street, Costa Mesa, California 92626, and our telephone number is (714) 662-5600. Our Internet address is www.emulex.com. Our periodic and current reports filed with or furnished to the Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities and Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC.

Emulex's Host Server Products (HSP) include both Fibre Channel based connectivity products and converged Fibre Channel over Ethernet (FCoE) based products. Our Fibre Channel based products include LightPulse® Host Bus Adapters (HBA), custom form factor solutions for Original Equipment Manufacturer (OEM) blade servers and ASICs. These products enable servers to efficiently connect to storage area networks (SANs) by offloading data communication processing tasks from the server as information is delivered and sent to the storage network. Our converged products include LightPulse® Converged Network Adapters (CNAs). CNAs efficiently move data between local area networks (LANs) and SANs using FCoE to map the Fibre Channel protocol directly into the data layer of Ethernet networks.

Our Embedded Storage Products (ESP) include our InSpeed®, FibreSpy®, input/output controller (IOC) solutions, embedded bridge, embedded router products. Embedded storage switches, bridges, routers, and IOCs are deployed inside storage arrays, tape libraries, and other storage appliances, delivering improved performance, reliability, and storage connectivity.

Our Intelligent Network Products (INP) mainly consist of contract engineering services and our Other category mainly consists of legacy and other products.

During fiscal 2008, most of our revenues were derived from products based on Fibre Channel technology. Our Fibre Channel development efforts began in 1992 and we shipped our first Fibre Channel product in volume in 1996. Emulex's products have been selected by many of the world's leading server and storage providers, including Dell Inc. (Dell), EMC Corporation (EMC), Fujitsu Ltd. (Fujitsu), Fujitsu Siemens Computers (Fujitsu Siemens), Groupe Bull (Bull), Hewlett-Packard Company (Hewlett-Packard), Hitachi Data Systems Corporation (HDS), Hitachi Limited (Hitachi), International Business Machines Corporation (IBM), LSI Corporation (LSI), NEC Corporation (NEC), Network Appliance, Inc. (Network Appliance), Quantum Corporation (Quantum), Sun Microsystems, Inc. (Sun), Unisys Corporation (Unisys), and Xyratex Ltd. (Xyratex). Our distribution partners include Avnet, Inc. (Avnet), Bell Microproducts, Inc. (Bell Microproducts), Info X Technology Solutions (Info X), Ingram Micro Inc. (Ingram Micro), Macnica Networks Corporation

(Macnica), Netmarks Inc. (Netmarks), Tech Data Corporation (Tech Data), and Tokyo Electron Device Ltd. (TED).

Industry Protocols Overview

Fibre Channel

Beginning in the late 1990's, the growth of digital data began to outstrip the capabilities of existing architectures to manage, store, and provide timely access to critical information. In 1994, a one gigabit per second (Gb/s) Fibre Channel product, a standard communications technology, was approved by the American National Standards Institute (ANSI), to address traditional device input/output (I/O) limitations. It emerged as the first storage networking technology to be widely adopted by the world's leading server and storage systems manufacturers and is now available in two, four, and eight Gb/s solutions. Having started use primarily in the supercomputing field Fibre Channel offered the connectivity, distance, and scalability benefits of networking architectures combined with the high performance and low latency needed for I/O applications. Its advanced capabilities enabled new architectures such as SANs which connect multiple host computers to one or more storage arrays. Additionally, Fibre Channel has been deployed within storage arrays to provide internal connectivity for disk drives, enabling enhanced performance and greater scalability.

A SAN essentially transforms dedicated servers and storage devices into network resources, greatly improving the performance and scalability beyond the capabilities of direct attached enterprise storage. By providing shared server access, the cost of expensive enterprise servers and storage can be spread across entire organizations. SANs are deployed to support an increasingly wide range of applications such as LAN free and serverless back up, storage virtualization, and disaster recovery.

Additionally, network attached storage (NAS) appliances have gained acceptance in the storage marketplace. NAS architecture offers an easily deployable and scalable storage solution. In high-end environments characterized by NAS file delivery to servers, a SAN may be deployed behind a NAS, making NAS and SAN solutions complementary. The majority of NAS and SAN solutions installed today are delivered to end users via integrated systems solutions offered by storage and computer system OEMs.

Internet SCSI

In early 2003, the Internet Engineering Task Force (IETF) ratified a storage networking standard known as Internet SCSI (iSCSI). It delivers the SCSI storage protocol over the familiar Internet Protocol (IP), and Ethernet transports. Acceptance of iSCSI in corporate production environments has accelerated now that Gigabit Ethernet is becoming more common. Building iSCSI-based SANs has become a less costly alternative to creating Fibre Channel-based SANs. While the range of iSCSI connectivity solutions spans simple Ethernet Network Interface Cards (NICs), that are commonly used for Ethernet LAN applications, up to high performance iSCSI HBAs that offer full protocol processing offload from the host computer, today's iSCSI installations are dominated by low-end one Gb/s NIC deployments that suffice for smaller organizations or lower performance applications. As with most new standards, iSCSI deployments have started slowly, and most industry analysts including Dell'Oro expect that Fibre Channel will remain the dominant host connect to block storage through 2012. In the future, new requirements could emerge to interconnect iSCSI host servers to the large installed base of Fibre Channel SANs and storage arrays running at 10 Gb/s speed.

Fibre Channel Over Ethernet

In early 2007, a new technology specification called FCoE was presented to an ANSI accredited committee. Adoption of this standard is expected in the second half of 2008. The FCoE protocol specification maps Fibre Channel natively over Ethernet and is independent of the Ethernet forwarding scheme. It allows an evolutionary approach towards I/O consolidation by preserving all Fibre Channel constructs, maintaining the same latency, security, and traffic management attributes of Fibre Channel while preserving investments in Fibre Channel drivers, tools, training, and SANs. FCoE recognizes Fibre Channel as the dominant storage protocol in the data center while giving customers a viable I/O consolidation solution. FCoE simplifies customer environments by using Ethernet and allowing the industry to avoid creating another separate protocol for I/O consolidation. The products that result are intended to give data center managers an important new option for server and storage connectivity while protecting the substantial investments made in Fibre Channel SANs over the past 10 years.

FCoE is likely to expand the market for SAN storage networking products. The Fibre Channel protocol has traditionally been used for high-end storage applications in the data center, providing reliable, high performance storage access. Ethernet has traditionally been limited because it was not considered robust enough for mission critical storage applications and would not handle the large blocks of data. However, FCoE combined with enhanced Ethernet, addresses this shortcoming and combines the efficiency of the Fibre Channel protocol with the ubiquity of the Ethernet networks, while leveraging the mature storage management software and tools available for native Fibre Channel SANs. Further, FCoE paves the way for converged networks, which will provide efficient transport of storage, network, and even server clustering traffic. The benefits of FCoE include the leverage of existing investments in Fibre Channel SANs and software drivers, the use of a mature management model that is used in Fibre Channel SANs today, a lower long-term operating cost resulting from consolidated connectivity, and management of storage and data networks on Ethernet.

As with most emerging technologies it is expected this market will take a number of years to develop and mature, however, first generation products began to be tested at OEMs and end user customers in the spring of 2008 with initial sales expected in late 2008, or early in 2009.

Over the next several years, the evolution of storage networking protocols like iSCSI, Fibre Channel, and FCoE is expected to drive "Virtualization." Virtualization is the process of making a single physical resource (such as a server, an operating system, an application, or storage device) appear to function as multiple logical resources; or it can include making multiple physical resources (such as storage devices or servers) appear as a single logical resource. Similar to the initial benefit of networking storage, the value of virtualization is that it improves the utilization rates of expensive datacenter equipment thereby lowering the overall cost by taking underutilized Direct Attached Storage (DAS) and servers and allowing them to be connected to the SAN. As a result, virtualized servers tend to have a higher ratio of network connectivity than traditional DAS servers.

Data Center Storage Market

As enterprise storage arrays have almost completed the transition from parallel SCSI to serial I/O-based internal architectures, this has created a requirement for embedded solutions that are incorporated by storage OEMs inside of storage arrays and appliances. Enterprise storage arrays with Fibre Channel disk drives are now utilizing Fibre Channel switch-on-a-chip (SOC) both for providing storage arrays with connectivity to the SAN and for connecting disk drives internally.

With the growing number of hard disk drives embedded in each storage array, embedded Fibre Channel storage switches have emerged to address performance as well as reliability, availability, and serviceability (RAS) challenges. The disk drives that store the data in an array are typically arranged in shelves populated by multiple drives. By installing an embedded SOC on the drive shelf, a read request and response is able to travel directly to the destination drive without touching the other drives on the shelf. This switched architecture, also known as a switched bunch of disks (SBOD™) architecture, delivers higher performance and a more reliable solution for storage arrays. Compared to legacy arbitrated loop shared bus architectures where read requests must hop from one drive to the next, the SBOD delivers improved performance and enables the ability to identify and isolate faulty drives.

In order to deliver larger storage arrays, OEMs are seeking to connect increasing numbers of drive shelves to the storage array controller. This has resulted in similar architectural challenges, generating a requirement for another layer of switching in array architectures known as a root switch. The root switch, typically a box level subsystem, is embedded in the array to provide a direct connection to each drive shelf from the redundant array of independent disks (RAID) controller. This switch improves performance, enabling the array to scale capacity without sustaining performance degradation typical of loop based architectures. In addition, root switches provide the ability to identify and isolate faulty drive shelves, enabling OEM service technicians to quickly pull faulty array components and add additional storage shelves on customer premises, cutting service time and providing for improved system uptime and reduced service costs.

Storage I/O Interconnects

In recent years, the hard disk drive industry has utilized I/O interconnects such as Serial Attached Small Computer Systems Interface (SAS) and Serial Advanced Technology Attachment (SATA) for the disk drive I/O interface. Serial I/O technologies utilize a single wire over which all control and user data passes, providing higher performance, expanded connectivity, and lower cost.

SATA has already increased in line speed from one-and-a-half Gb/s to three Gb/s and SATA's roadmap includes plans for a six Gb/s standard. SAS is designed for the corporate and enterprise market as a replacement for parallel Small Computer Systems Interface (SCSI), allowing for much higher speed data transfers than previously available. Though SAS uses serial communication instead of the parallel method found in traditional SCSI devices, it still uses SCSI commands for interacting with SAS end devices.

An emerging trend in data storage devices is "tiered storage." Tiered storage is a single data storage environment delineated by differences in price, performance, capacity, or function. In an effort to use resources more efficiently, a single storage array may contain disk drives with multiple protocols. For example, an array may contain Fibre Channel drives for primary storage and SATA drives for backup or secondary storage. Embedded switches, routers, and bridges inside the array help facilitate the trend.

Our Products

We are a leading designer, developer and supplier of HBAs, mezzanine cards, embedded storage switches, embedded bridges, embedded routers, I/O ASICs, and SOC ASICs that enhance access to, and storage of, electronic data and applications. In fiscal 2006, the acquisition of Aarohi Communications, Inc. (Aarohi) facilitated the addition of intelligent data center infrastructure products such as our CNAs. In fiscal 2004, the acquisition of Vixel Corporation (Vixel) enabled us to enter the embedded storage market. In fiscal 2007, we broadened our embedded footprint adding embedded storage bridges and routers via the acquisition of Sierra Logic, Inc. (Sierra Logic).

Host Server Products

Our Host Server Products include the development of chip level and board level server-based I/O adapters including HBAs and mezzanine cards using technologies such as Fibre Channel and iSCSI. Our Fibre Channel HBAs, which are still the majority of our product shipments, connect host computers to a Fibre Channel network. Our adapters support a wide range of operating systems and host computer system interfaces, including both PCI and PCI Express-based platforms. Our Fibre Channel HBA offerings include single and dual port adapters at throughput speeds of eight Gb/s, four Gb/s, and two Gb/s for use in very large, medium, and down to small sized organizations. Our high-end HBAs target enterprise systems, while our midrange HBAs offer highly featured solutions for standard operating environments, and our entry level HBAs offer simplified features at low cost.

In addition, we recently introduced CNAs to our Host Server Products family. These are board level products that provide multi protocol routing and storage processing capability allowing host LAN and Fibre Channel SAN connectivity over 10Gb/s Ethernet using FCoE.

The acquisition of Aarohi, which was completed in fiscal 2006, provided us with the critical building blocks for developing this data center infrastructure solution. The unique product architecture is highly integrated, incorporates high performance processing capability and supports multiple protocols, making it ideal for these emerging markets, and enables applications such as non-disruptive data migration and data replication, heterogeneous volume management, and virtual tape libraries that ultimately offers end users significant improvements in data availability and storage utilization.

The data center networking market includes solutions for storage I/O, server clustering and high performance data networking, and the market for intelligent storage platform solutions, including storage virtualization. The market is still nascent. As with most emerging technologies, it is expected that this market will take a number of years to develop, however, first generation 10 Gb/s products began to be tested at end user customers in the spring of 2008 with sales expected in late 2008, or early in 2009.

All Emulex HBAs and CNAs are based upon our internally developed Fibre Channel IOCs. These IOCs can be utilized not only in HBAs and mezzanine cards, but may also be integrated directly on computer motherboards in environments where the requirements for Fibre Channel connectivity are well defined, including blade servers and mainframes. In addition, these IOCs are used in embedded I/O environments such as disk and tape storage arrays and storage appliances. Revenues from these applications are included in our Embedded Storage Products.

Embedded Storage Products

Our Embedded Storage Products include the development of chip level, board level, and box level array-based products that provide connectivity and processing functions. This includes embedded IOCs, I/O Processors (IOPs), Fibre Channel SOCs, embedded bridges (FC/SATA), and embedded routers (FC/SATA).

The continued demands for increased storage array capacity and system scalability, and the performance and reliability deterioration resulting from such demand have emerged as significant issues facing the storage industry. With the acquisition of Vixel in fiscal 2004, we added InSpeed Embedded Storage Switch products to our product offerings. These products are designed to be a cost effective solution to address these issues.

To help storage system manufacturers address the issues related to arbitrated loop architectures, we have developed a highly integrated SOC that incorporates our InSpeed technology. InSpeed is an advanced switching architecture that results in a single chip capable of handling multiple Fibre Channel devices operating at one, two, or four Gb/s speed.

InSpeed embedded storage switch products have replaced older architectures with a switched architecture. InSpeed products provide new diagnostic capabilities and eliminate single point of failure designs that are typically found in the back end of storage arrays. These embedded products can be used in two ways inside a storage array. One way is to use an embedded switch box or chip as a root switch. A root switch provides direct access from the storage controller to each shelf in the storage array. The second way is to use a chip to provide a direct path to each storage disk in a shelf, to create an SBOD. Combining both a root switch and a SBOD within a storage array results in a switched architecture that increases the storage system's reliability, accessibility, scalability, and serviceability.

Certain of our SOCs incorporate features such as trunking, fairness, and interswitch communications to further enhance back end switching capabilities, as well as enhanced management capabilities including port diagnostics, device performance, and disk health monitoring.

Our embedded router and bridge products consist of sophisticated chip and firmware solutions which emulate Fibre Channel devices while using low cost SATA Hard Disk Drives (HDDs). These products were added through our acquisition of Sierra Logic during fiscal 2007. These cost effective solutions leverage today's existing infrastructure of Fibre Channel within enterprise storage applications, but allow storage OEMs to easily add support for SATA HDDs.

In April 2003, Emulex and Intel Corporation (Intel) announced an agreement to develop next generation storage processors that combine SATA, SAS, and Fibre Channel I/O technologies within a single multi protocol device. These new serial storage processors are intended to enable OEMs to utilize common hardware and software components across their entire family of SATA, SAS, and Fibre Channel storage products, extending the value of OEM hardware and software investments. Under the agreement, Emulex has developed the protocol controller hardware, firmware, and drivers. Intel is contributing its expertise in storage processor technology development and will integrate its high performance Intel XScale micro architecture as the core technology for the new processors. Intel is also manufacturing the processors utilizing its 90 nanometer (nm) process technology.

Intelligent Network Products and Other

Our Intelligent Network Products include contract engineering services and our Other category mainly consists of legacy and other products.

Overall

Leveraging our expertise and experience in networking and I/O technology, we have approached the storage market opportunity with a networking perspective to maximize the performance and management capabilities of our solutions. We believe the performance results of our products are among the highest in the industry. Furthermore, our products support high performance connectivity features to enhance data integrity. Lastly, our products offer investment protection for our OEM customers, who often develop specialized software to interface to our adapters, as we have maintained a stable application programming interface (API) since our first generation of HBAs was introduced in 1996. More recently, we have expanded the functionality in our products to deliver high availability and remote centralized management that may be embedded in OEM and independent software vendors (ISV) SAN management products.

Intellectual Property

Our ability to compete depends in part upon our ability to protect our proprietary information through various means, including ownership of patents, copyrights, trademarks, and trade secrets, as well as through contractual provisions.

We have a number of issued patents and pending patent applications in the U.S. and abroad. Most of our issued patents and pending patent applications relate to our storage and networking technology or products. We maintain an active program of obtaining patent protection for our inventions as development occurs and as new products are introduced. As a result of the rate of change of technology in our industry, we believe that the duration of the patent protection available to us for our products is adequate to cover the expected market duration for such products.

All of our software, drivers, and firmware, which are embedded within or provided exclusively for use with our hardware products, are marked with copyright notices listing our company as the copyright owner. We have been granted a number of registrations of trademarks in the U.S. and abroad. We also have a number of pending trademark registrations in the U.S. and abroad. We maintain an active practice of marking our products with trademark notices. We have an active program of renewing trademarks so that the duration of trademark protection is maintained for as long as needed. Additionally, we rely on trade secret law and contractual provisions to protect unique intellectual property we possess which we have determined unnecessary or uneconomical to patent or copyright, or which is not otherwise capable of more formal protection.

Engineering and Development

At June 29, 2008, we employed 511 engineers, other technicians, and support personnel engaged in the development of new products and the improvement of existing products. Engineering and development expenses were approximately $129.2 million, $117.8 million and $89.7 million in 2008, 2007, and 2006, respectively.

Selling and Marketing

We sell our products worldwide to OEMs, end users, and through other distribution channels including value added resellers (VARs), systems integrators, industrial distributors, and resellers. As the storage networking market is dominated by OEMs, our focus is to use sales specialists to expand opportunities with our existing OEMs, as well as to develop new OEM relationships. However, we are also expanding our distribution efforts, leveraging worldwide distribution channels through technical distributors such as VARs and systems integrators, to complement our core OEM relationships. In some cases, OEM partners leverage the distribution channel to deliver solutions to end users, making our distribution efforts complementary with our OEM focused strategy.

Seasonality

Our business fluctuates as a result of various factors, including but not limited to economic conditions, new product introductions, IT spending, industry demand, and seasonality. Although we do not consider our business to be highly seasonal, we do believe that seasonality has and may impact our business. To the extent that we do experience seasonality in our business, it would most likely have a negative impact on the sequential growth rate of our net revenues during the first and third quarters of our fiscal year.

Order Backlog

Due to an industry practice that allows customers to cancel or change orders with limited advance notice prior to shipment, we do not believe that backlog is a reliable indicator of future revenue levels. Furthermore, purchase order release lead times depend upon the scheduling practices of the individual customer, and the rate of booking new orders fluctuates from month to month. Therefore, the level of backlog at any one time is not necessarily indicative of trends in our business nor is it a meaningful indicator of future long-term revenues.

Concentration of Customers, Revenue by Product Families and Geographic Area

See Note 13 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for information regarding concentration of our customers as well as information regarding our revenue by product family and geographic area. See also "Risk Factors" contained within Part I, Item 1A of this Annual Report on Form 10-K for discussion of the risks associated with the concentration of our customers, as well as the risks associated with our revenue by product family and geographic area.

Competition

The market for products remains intensely competitive and is characterized by frequent new product introductions, changing customer preferences, evolving technology, and industry standards.

One of our largest competitors for HBA and CNA products is QLogic Corporation (QLogic). In addition, in mid-2007, Brocade Communications Systems, Inc. (Brocade) announced its entry into the HBA market.

In some markets, our HBAs and CNAs face indirect competition from iSCSI HBA suppliers that include established Fibre Channel competitors as well as new entrants, including established Ethernet suppliers such as Broadcom Corporation (Broadcom) and Intel, Mellanox Technologies, Ltd. (Mellanox) and established SCSI vendors. Across all storage networking technologies, we face the threat of potential competition from new entrants into the storage networking market, including large technology companies that may develop or acquire differentiating technology and then apply their resources, including established distribution channels and brand recognition, to obtain significant market share.

We believe that the principal basis of storage networking HBA and CNA competition presently includes interoperability, reliability, scalability, price, silicon integration, performance, technical support, and backwards compatibility with the installed base of HBAs. We believe that we compete favorably with respect to these factors. We also believe that we have a competitive strength in the alliances we have built with OEM distribution channels. We believe that our experience with distribution channels has begun to provide competitive benefits as the storage networking market matures. Some of our other competitive advantages include our early entry into Fibre Channel technology, our workforce of highly experienced researchers and designers, and our intellectual property.

Our embedded products which include InSpeed, FibreSpy, bridge and routers as well as our IOCs and IOPs compete against embedded storage products supplied by LSI, Maxim Integrated Products, Inc. (Maxim), and PMC-Sierra, Inc. (PMC-Sierra). Across all embedded storage technologies, we face the threat of potential competition from new entrants into the embedded storage market, including large technology companies that may develop or acquire differentiating technology and then apply their resources, including established distribution channels and brand recognition, to obtain significant market share.

We believe that the principal basis of embedded storage products competition presently includes interoperability, reliability, scalability, price, silicon integration, performance, ability to support additional protocols such as Fiber Connectivity (FICON), technical support, and backwards compatible APIs. We believe that we compete favorably with respect to these factors. We also believe that we have a competitive strength in our close relationships with OEM customers and our OEMs' investment in storage software. We believe some of our other competitive advantages include our early entry into Fibre Channel and SATA technology, our workforce of highly experienced researchers and designers, and our intellectual property.

Manufacturing and Suppliers

Our products include board level assemblies that consist primarily of electronic component parts assembled on internally designed printed circuit boards (PCBs) and box level products consisting of board level assemblies, cables, and power sources contained within an enclosure. Most component parts can be purchased from two or more sources. However, some key components that we use in our products (including our ASICs) may only be available from single sources with which we do not have contracts. In addition, we design ASICs that are embedded in our assembled products and are also sold directly to OEM customers. These ASICs are also sole sourced and manufactured by third party semiconductor foundries. The majority of our ASICs are manufactured under the direction of LSI, using a variety of qualified semiconductor, assembly, and test suppliers. Marvell Technology Group LTD (Marvell) is another major ASIC partner for some of our InSpeed devices and our FibreSpy products. LSI announced on May 15, 2006, that it consummated the sale of certain assets associated with its semiconductor wafer fabrication facilities in Gresham, Oregon to Semiconductor Components Industries LLC (SCI), a wholly owned subsidiary of ON Semiconductor Corporation. In connection with that sale, LSI entered into a wafer supply and test service agreement with SCI in which SCI will manufacture and provide semiconductor wafer products to LSI and its customers for an initial period of two years. The entire term of the agreement is six years. In addition to hardware, we design software and firmware, which is provided as embedded programs within our hardware products to provide functionality to our hardware products.

During 2008, Benchmark Electronics, Inc. (Benchmark) manufactured for us at their facility in Guadalajara, Mexico and Venture Corporation Limited (Venture) manufactured for us at their facility in Jahor-Bahru, Malaysia. Between late fiscal 2007 and early fiscal 2008, we consolidated our contract manufacturers down to two providers and terminated our manufacturing agreement with Celestica. However, Celestica is continuing to provide repair services. In addition, between late fiscal 2008 through mid fiscal 2009, we are transitioning manufacturing from Benchmark's Mexico facilities to their Ayudhaya, Thailand facilities. Through our continuing strategic relationships with Benchmark and Venture, we believe we have a strong global manufacturing operation that supports our growing global customer base and provides us with increased supply chain efficiency, flexibility, and security.

The assembly operations required by our products are typical of the electronics industry, and no unusual methods, procedures or equipment are required. The sophisticated nature of the products, in most cases, requires extensive testing by specialized test devices operated by skilled personnel. Our electronics manufacturing service (EMS) providers provide this testing. However, we also maintain an internal test-engineering group for continuing support of test operations. As of June 29, 2008, we had a total of 67 regular full time operations employees.

Employees

As of June 29, 2008, we employed 853 employees as follows: 511 in engineering and development, 145 in selling and marketing, 130 in general and administrative, and 67 in operations. None of our employees are represented by a labor union, and we believe our employee relations are good.

Executive Officers of the Registrant

The executive and certain other officers of the Company or its principal operating subsidiaries as of June 29, 2008 were as follows:

Name	Position	Age
Paul F. Folino	Executive Chairman	63
James M. McCluney	Chief Executive Officer and President	57
Jeffrey W. Benck(1)	Executive Vice President, Chief Operating Officer	43
William F. Gill(2)(3)	Executive Vice President, Worldwide Sales	51
Marshall D. Lee(3)	Executive Vice President, Engineering	52
Michael J. Rockenbach	Executive Vice President, Chief Financial Officer, Secretary, and Treasurer	47
Michael E. Smith(2)(3)	Executive Vice President, Worldwide Marketing	46
Randall G. Wick(3)	Vice President, General Counsel	54

(1) Effective May 12, 2008, Mr. Benck was appointed Executive Vice President, Chief Operating Officer.

(2) Effective July 18, 2008, Mr. Gill and Mr. Smith were no longer employees of the Company.

(3) These persons serve in the indicated capacities as officers of the Registrant's principal operating subsidiaries; they are not officers of the Registrant.

Mr. Folino joined the Company in May 1993 as president and chief executive officer and as a director, in July 2002 was promoted to chairman of the board and chief executive officer, and in September 2006, became executive chairman. From January 1991 to May 1993, Mr. Folino was president and chief operating officer of Thomas-Conrad Corporation, a manufacturer of local area networking products.

Mr. McCluney joined the Company in November 2003 as president and chief operating officer, and was subsequently appointed to the position of chief executive officer and president in September 2006. Prior to Emulex's acquisition of Vixel Corporation (Vixel) in November 2003, Mr. McCluney had served as Vixel's chairman, president and chief executive officer. From October 1997 to January 1999, Mr. McCluney served as president and chief operating officer of Crag Technologies, formerly Ridge Technologies, a storage system manufacturer. From October 1994 to September 1997, Mr. McCluney served in various positions at Apple Computer, Inc., including senior vice president of worldwide operations and vice president of European operations.

Mr. Benck joined the Company in May 2008 as executive vice president and chief operating officer. From April 2007 to March 2008, prior to joining the Company, Mr. Benck was president and chief operating officer of QLogic Corporation, a supplier of storage networking solutions. Prior to joining QLogic Corporation, Mr. Benck worked for International Business Machines Corporation, a global leader in information technology and services, for 18 years where he served in various positions including vice president and business line executive, BladeCenter.

Mr. Gill joined the Company in January 2000 and served as executive vice president of worldwide sales until July 18, 2008. Prior to joining the Company, Mr. Gill was director, business development for Pinnacle Multimedia, a developer of training management software. From 1994 to 1999, Mr. Gill held various senior sales positions with 3Com Corporation and U.S. Robotics.

Mr. Lee joined the Company in September 2002 as executive vice president of engineering and in November 2004, was elected as an officer of the Company. Prior to joining the Company, Mr. Lee was vice president of engineering at Quantum Corporation, a peripheral manufacturer, from June 1995 to April 2001 and held a senior management position at IBM's Storage Division from April 1994 to June 1995. From August 1992 to April 1994, Mr. Lee was vice president of engineering at Maxtor Corporation, a hard disk drive company, and from June 1984 to August 1992, held a senior management position at Western Digital Corporation, a hard disk drive company.

Mr. Rockenbach joined the Company in 1991 and has served as executive vice president and chief financial officer since 1997. From 1991 to 1996, Mr. Rockenbach served in senior finance and accounting positions within the Company. Prior to joining the Company, Mr. Rockenbach served in various manufacturing finance and financial planning positions at Western Digital Corporation.

Mr. Smith joined the Company in October 1998 and served as executive vice president of worldwide marketing until July 18, 2008. Prior to joining the Company, Mr. Smith held various marketing management positions with Adaptec, Inc. (Adaptec), including responsibility for its Fibre Channel products and Disk Controller Integrated Circuits product lines. Prior to joining Adaptec, Mr. Smith spent 10 years with Western Digital Corporation in a variety of engineering and marketing management positions.

Mr. Wick joined the Company in June 2002 and serves as vice president and general counsel. Prior to joining the Company, Mr. Wick served as vice president, chief operating officer and general counsel of TelOptics Corporation, a high tech privately held company, since November 2000. The prior year, he served as a legal consultant for his own firm. Previously, Mr. Wick held the positions of vice president and general counsel for Samsung Electronics America, Inc. from 1998 to 1999 and AST Research, Inc. from 1990 to 1998.

None of the executive officers of the parent Company or officers of its principal operating subsidiaries has any family relationship with any other executive officer of the Company, other officer of its principal operating subsidiaries, or director of the Company.

Item 1A. *Risk Factors.*

Our markets are highly competitive and our business and results of operations may be adversely affected by entry of new competitors into the markets, aggressive pricing, and the introduction or expansion of competitive products and technologies.

The markets for our products are highly competitive and are characterized by rapid technological advances, price erosion, frequent new product introductions, and evolving industry standards. We expect that our markets will continue to attract new competition. Our current and potential competition consists of major domestic and international companies, some of which have substantially greater financial, technical, marketing, and distribution resources than we have. Additional companies, including but not limited to our suppliers, strategic partners, Original Equipment Manufacturer (OEM) customers, and emerging companies, may enter the markets for our storage networking products and new or stronger competitors may emerge as a result of consolidation movements in the marketplace. Additionally, our existing competitors continue to introduce products with improved price/performance characteristics, and we may have to do the same to remain competitive. Furthermore, competitors may introduce new products to the market before we do, and thus obtain a first to market advantage over us. Increased competition could result in increased price competition, reduced revenues, lower profit margins or loss of market share, any of which could have a material adverse effect on our business, results of operations, and financial condition.

A downturn in information technology spending in general, or spending on computer and storage systems in particular, could adversely affect our revenues and results of operations.

The demand for our network storage products has been driven by the demand for high performance storage networking products and solutions that support enterprise computing applications, including on-line transaction processing, data mining, data warehousing, multimedia, and Internet applications. Any significant downturn in demand for such products, solutions, and applications could adversely affect our business, results of operations, and financial condition. The adverse effects of any sustained downturn in information technology spending on our operating results may be exacerbated by our research and development investments, strategic investments and merger and acquisition activity, as well as customer service and support, which are expected to continue despite any such downturn.

A significant portion of our business depends upon the continued growth of the storage networking market, and our business will be adversely affected if such growth does not occur or occurs more slowly than we anticipate.

The size of our potential market is largely dependent on the overall demand for storage in general and in particular upon the broadening acceptance of our storage networking technologies. We believe that our investment in multi protocol solutions that address the high performance needs of the storage networking market provides the greatest opportunity for our revenue growth and profitability for the future. However, the market for storage networking products may not gain broader acceptance and customers may choose alternative technologies that we are not investing in, and/or products supplied by other companies. Interest continues for other storage networking technologies such as Internet Small Computer Systems Interface (iSCSI), which may satisfy some I/O connectivity requirements through standard Ethernet adapters and software at little to no incremental cost to end users, or through iSCSI Host Bus Adapters (HBAs) that provide bundled offload engine hardware and software. Such iSCSI solutions compete with our Host Server Products, particularly in the low end of the market. We have announced plans to provide Fibre Channel over Ethernet (FCoE) protocol products. Such products are planned for sale to the same customers who purchase Fibre Channel HBAs and mezzanine cards from us. It is possible that customers will purchase converged Ethernet systems using FCoE products instead of systems using our Fibre Channel HBAs. In addition, other technologies such as PBCs and serial attached SCSI (SAS) compete with our embedded storage products today, and we may not be able to develop products fast enough, or cost effective enough to compete in this market. Furthermore, since our products are sold as parts of integrated systems, demand for our products is driven by the demand for these integrated systems, including other companies' complementary products. A lack of demand for the integrated systems or a lack of complementary products required for these integrated systems to be deployed could have a material adverse effect on our business, results of operations, and financial condition. If the storage networking market does not grow, or grows more slowly than we anticipate, attracts more competitors than we expect, as discussed below, or if our products do not achieve continued market acceptance, our business, results of operations, and financial condition could be materially adversely affected.

Because a significant portion of our revenues is generated from sales to a limited number of customers, none of which are the subject of exclusive or long-term contracts, the loss of one or more of these customers, or our customers' failure to make timely payments to us, could adversely affect our business.

We rely almost exclusively on OEMs and sales through distribution channels for our revenue. For the fiscal year ended June 29, 2008, we derived approximately 75% of our net revenues from sales to OEM customers and approximately 25% from sales through distribution. Furthermore, as some of our sales through distribution channels consist of OEM products, OEM customers effectively generated approximately 90% of our revenue for the fiscal year ended June 29, 2008. We may be unable to retain our current OEM and distributor customers or to recruit additional or replacement customers.

Although we have attempted to expand our base of customers, including customers for embedded storage products, we believe our revenues in the future will continue to be similarly derived from a limited number of customers. As a result, to the extent that sales to any of our significant customers do not increase in accordance with our expectations or are reduced or delayed, our business, results of operations, and financial condition could be materially adversely affected.

As is common in the technology industry, our agreements with OEMs and distributors are typically non-exclusive, have no volume commitments, and often may be terminated by either party without cause. It is increasingly commonplace for our OEM and distributor customers to utilize or carry competing product lines. If we were to lose business from one or more significant OEM or distributor customers to a competitor, our business, results of operations, and financial condition could be materially adversely affected. In addition, our OEMs may elect to change their business practices in ways that affect the timing of our revenues, which may materially adversely affect our business, results of operations, and financial condition.

Our operating results are difficult to forecast and could be adversely affected by many factors, and our stock price may decline if our results fail to meet expectations.

Our revenues and results of operations have varied on a quarterly basis in the past and may vary significantly in the future. Accordingly, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful, and you should not rely on such comparisons as indications of our future performance. We may be unable to maintain our current levels of growth or profitability in the future. Our revenues and results of operations are difficult to forecast and could be adversely affected by many factors, including, but not limited to:

- changes in the size, mix, timing and terms of OEM and/or other customer orders;
- changes in the sales and deployment cycles for our products and/or desired inventory levels for our products;
- acquisitions or strategic investments by our customers, competitors or us;
- timing and market acceptance of new or enhanced product introductions by us, our OEM customers and/or competitors;
- market share losses or difficulty in gaining incremental market share;
- fluctuations in product development, procurement, resource utilization and other operating expenses;
- component shortages;
- reduced demand from our customers if there is a shortage of, or difficulties in acquiring, components or other products, such as Fibre Channel or serial advanced technology attachment (SATA) disk drives and optical modules, used in conjunction with our products in the deployment of systems;
- inability of our electronics manufacturing service providers to produce and distribute our products in a timely fashion;
- difficulties with updates, changes or additions to our information technology systems;
- breaches of our network security, including viruses;
- changes in general social and economic conditions, including but not limited to natural disasters, terrorism, public health crises, slower than expected market growth, reduced economic activity, delayed economic recovery, loss of consumer confidence, increased energy costs, adverse business conditions and liquidity concerns, concerns about inflation or deflation, recession, and reduced business profits and capital spending, with resulting changes in customer technology budgeting and spending;
- changes in technology, industry standards or consumer preferences;
- seasonality;
- changes in our effective tax rate; and
- changes in our accounting or other policies resulting from the adoption of new laws, regulations or pronouncements.

As a result of these and other unexpected factors or developments, future operating results may be from time to time below the expectations of investors or market analysts, which would have a material adverse effect on our stock price.

Our relatively small backlog of unfilled orders, possible customer delays or deferrals and our tendency to generate a large percentage of our quarterly sales near the end of the quarter contribute to possible fluctuations in our operating results that could have an adverse impact on our results of operations and stock price.

Historically, we have generally shipped products quickly after we receive orders, meaning that we do not always have a significant backlog of unfilled orders, in particular for our HBA products. As a result, our revenues in a given quarter may depend substantially on orders booked during that quarter. Alternatively, orders already in backlog may be deferred or cancelled. Also, we have typically generated a large percentage of our quarterly revenues in the last month of the quarter. As a result of our expense levels being largely based on our expectations of future sales and continued investment in research and development, in the event we experience unexpected decreases in sales, our expenses may be disproportionately large relative to our revenues, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. A material shortfall in sales in relation to our quarterly expectations or any delay, deferral, or cancellation of customer orders would likely have an immediate and adverse impact on our results of operations and may adversely affect our stock price.

Our industry is subject to rapid technological change and we must keep pace with the changes to successfully compete.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. Currently, new and proposed technologies such as eight, 10, and 16Gb/s Fibre Channel solutions; Fibre Channel over Ethernet (FCoE); Enhanced Ethernet; 10Gb/s Ethernet solutions; low latency Ethernet solutions; Data Center Ethernet; Infiniband; iSCSI; PCI-X 2.0; PCI Express Gen one, two, and three; PCI Express Advanced Switching; SATA; SAS; and Remote Direct Memory Access (RDMA); are in development by many companies and their ultimate acceptance and deployment in the market is uncertain. We are developing some, but not all of these technologies, and we cannot be sure that the technologies we chose to develop will achieve market acceptance, or that technologies that we chose not to develop will be available to purchase or license from third parties or will be immaterial to our business. Furthermore, if our products are not available in time for the qualification cycle at an OEM, it may be up to three years or more (if ever), before another qualification cycle is available to us. In addition, new products and enhancements developed by us may not be backwards compatible to existing equipment already installed in the market. If we are unable, for technological or other reasons, to develop new products, enhance or sell existing products, or consume raw materials in a timely and cost effective manner in response to technological and market changes, our business, results of operations, and financial condition may be materially adversely affected.

The migration of our customers toward newer product platforms may have a significant adverse effect.

As our customers migrate from one platform to the enhanced price/performance of the next platform, we may experience reduced revenue, gross profit, or gross margin levels associated with lower average selling prices or higher relative product costs associated with improved performance. While we regularly compare forecasted demand for our products against inventory on hand and open purchase commitments, to the extent that customers migrate more quickly than anticipated, the corresponding reduction in demand for older product platforms may result in excess or obsolete inventory and related charges which could have a material adverse effect on our financial condition and results of operations.

The migration of our customers from purchasing our products through the distribution channel and toward OEM server manufacturers may have a significant adverse effect.

As our customers migrate from purchasing our products through the distribution channel and toward purchasing our products through OEM server manufacturers, which has a lower average selling price, may have a material adverse effect on our financial condition and results of operations.

Any failure of our OEM customers to keep up with rapid technological change and successfully market and sell systems that incorporate new technologies could adversely affect our business.

Our revenues depend significantly upon the ability and willingness of our OEM customers to commit significant resources to develop, promote, and deliver products that incorporate our technology. In addition, if our customers' products are not commercially successful, it would have a materially adverse effect on our business, results of operations, and financial condition.

Rapid changes in the evolution of technology, including the unexpected extent or timing of the transition from HBA solutions or embedded switch box solutions to lower priced ASIC solutions, could adversely affect our business.

Historically, the electronics industry has developed higher performance application specific integrated circuits (ASICs) that create chip level solutions that replace selected board level or box level solutions at a significantly lower average selling price. We have previously experienced this trend and expect it to continue in the future. If this transition is more abrupt or is more widespread than anticipated, there can be no assurance that we will be able to modify our business model in a timely manner, if at all, in order to mitigate the effects of this transition on our business, results of operations, and financial position.

If customers elect to utilize lower end HBAs in higher-end environments or applications, our business and financial condition could be negatively affected.

We supply three families of HBAs that target separate high-end, midrange and small to medium sized business user (SMB) markets. Historically, the majority of our storage networking revenue has come from our high-end server and storage solutions. In the future, increased revenues are expected to come from dual channel adapters, midrange server, and storage solutions, which have lower average selling prices per port. If customers elect to utilize midrange HBAs in higher-end environments or applications, or migrate to dual channel adapters faster than we anticipate, our business and financial condition could be negatively affected.

Advancement of storage device capacity technology may not allow for additional revenue growth.

Storage device density continues to improve rapidly and at some point in the future, the industry may experience a period where the increase in storage device capacity may equal or exceed the growth rate of digital data. This would result in a situation where the number of units of storage devices may flatten out or even decrease. Our growth in revenue depends on growth in unit shipments to offset declining average selling prices. To the extent that growth in storage device unit demand slows or decreases, our financial condition and results of operations may be materially adversely affected.

A decrease in the average unit selling prices and/or an increase in the manufactured cost of our products due to inflation or other factors could adversely affect our revenue, gross margins and financial performance.

In the past, we have experienced downward pressure on the average unit selling prices of our products, and we expect this trend to continue. Furthermore, we may provide pricing discounts to customers based upon volume purchase criteria, and achievement of such discounts may reduce our average unit selling prices. To the extent that growth in unit demand fails to offset decreases in average unit selling prices, our revenues and financial performance could be materially adversely affected. Although historically we have achieved offsetting cost reductions, to the extent that average unit selling prices of our products decrease without a corresponding decrease in the costs of such products, our gross margins and financial performance could be materially adversely affected. Our gross margins could also be adversely affected by a shift in the mix of product sales to lower gross margin products. Furthermore, as our products are manufactured internationally, cost reductions would be more difficult to achieve if the value of the U.S. dollar continues to deteriorate. Moreover, if the manufactured cost of our products were to increase due to inflation or other factors and we cannot pass along the increase in our costs to our customers, our gross margins and financial performance could be materially adversely affected.

Delays in product development could adversely affect our business.

We have experienced delays in product development in the past and may experience similar delays in the future. Prior delays have resulted from numerous factors, which may include, but are not limited to:

- difficulties in hiring and retaining necessary employees and independent contractors;
- difficulties in reallocating engineering resources and other resource limitations;
- unanticipated engineering or manufacturing complexity, including from third party suppliers of intellectual property such as foundries of our ASICs;
- undetected errors or failures in our products;
- changing OEM product specifications;
- delays in the acceptance or shipment of products by OEM customers; and
- changing market or competitive product requirements.

Given the short product life cycles in the markets for our products and the relatively long product development cycles, any delay or unanticipated difficulty associated with new product introductions or product enhancements could have a material adverse effect on our business, results of operations, and financial condition.

Our joint development activities may result in products that are not commercially successful or that are not available in a timely fashion.

We have engaged in joint development projects with third parties in the past and we expect to continue doing so in the future. Joint development can magnify several risks for us, including the loss of control over development of aspects of the jointly developed products and over the timing of product availability. Accordingly, we face increased risk that joint development activities will result in products that are not commercially successful or that are not available in a timely fashion. Any failure to timely develop commercially successful products through our joint development activities could have a material adverse effect on our business, results of operations, and financial condition.

A change in our business relationships with our third party suppliers or our electronics manufacturing service providers could adversely affect our business.

We rely on third party suppliers for components and the manufacture of our products, and we have experienced delays or difficulty in securing components and finished goods in the past. Delays or difficulty in securing components or finished goods at reasonable cost may be caused by numerous factors including, but not limited to:

- discontinued production by a supplier;
- required long-term purchase commitments;
- undetected errors, failures or production quality issues, including projected failures that may exceed epidemic failure rates specified in agreements with our customers or that may require us to make concessions or accommodations for continuing customer relationships;
- timeliness of product delivery;
- sole sourcing and components made by a small number of suppliers, including the inability to obtain components and finished goods at reasonable cost from such sources and suppliers;
- financial stability and viability of our suppliers and electronics manufacturing service (EMS) providers;
- changes in business strategies of our suppliers and EMS providers;

- increases in manufacturing costs due to lower volumes or more complex manufacturing process than anticipated;
- disruption in shipping channels;
- natural disasters;
- inability or unwillingness of our suppliers or EMS providers to continue their business with us;
- environmental, tax or legislative changes in the location where our products are produced or delivered;
- difficulties associated with international operations; and
- market shortages.

There is a risk that we will not be able to retain our current suppliers or change to alternative suppliers. An interruption in supply, the cost of shifting to a new supplier or EMS providers, disputes with suppliers or EMS providers could have a material adverse effect on our business, results of operations, and financial condition.

As we have transitioned the material procurement and management for our key components used in our board or box level products to our EMS providers, we face increasing risks associated with ensuring product availability. Further, an adverse inventory management control issue by one or more of our third party suppliers could have a material adverse effect on our business, results of operations, and financial condition. We also purchase ASIC components from sole source suppliers, including LSI Corporation, Marvell Technology Group Ltd., and Intel Corporation, who in turn rely on a limited number of their suppliers to manufacture ASICs, all of which create risks in assuring such component availability.

If our intellectual property protections are inadequate, it could adversely affect our business.

We believe that our continued success depends primarily on continuing innovation, marketing, and technical expertise, as well as the quality of product support and customer relations. At the same time, our success is partially dependent on the proprietary technology contained in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual provisions to establish and protect our intellectual property rights in our products.

We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be developed, manufactured, or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. Furthermore, we enter into various development projects and arrangements with other companies. In some cases, these arrangements allow for the sharing or use of our intellectual property. Our failure to protect our intellectual property rights could have a material adverse effect on our business, results of operations, and financial condition. We attempt to mitigate this risk by obtaining indemnification from others, where possible.

Certain of our software (as well as that of our customers) may be derived from so-called "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License (GPL), which impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of licenses customarily used to protect our intellectual property. In the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

Third party claims of intellectual property infringement could adversely affect our business.

We believe that our products and technology do not infringe on the intellectual property rights of others or upon intellectual property rights that may be granted in the future pursuant to pending applications. We occasionally receive communications from third parties alleging patent infringement, and there is always the chance that third parties may assert infringement claims against us. Any such claims, with or without merit, could result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, which may or may not be available. Furthermore, we have in the past obtained, and may be required in the future to obtain, licenses of technology owned by other parties. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner and on reasonable terms, our business, results of operations, and financial condition could be materially adversely affected.

Ongoing lawsuits present inherent risks, any of which could have a material adverse effect on our business, financial condition, or results of operations. Such potential risks include the continuing expenses of litigation, the risk of loss of patent rights, the risk of injunction against the sale of products incorporating the technology in question, counterclaims, attorneys' fee liability, and the diversion of management's attention from other business matters.

The inability or increased cost of attracting, motivating, or retaining key managerial and technical personnel could adversely affect our business.

Our success depends to a significant degree upon the performance and continued service of key managers, as well as engineers involved in the development of our storage networking technologies and technical support of our storage networking products and customers. Competition for such highly skilled employees in the communities in which we operate, as well as our industry, is intense, and we cannot be certain that we will be successful in recruiting, training, and retaining such personnel. In addition, employees may leave us and subsequently compete against us, and there may be costs relating to their departure. Also, many of these key managerial and technical personnel receive stock options or unvested stock as part of our employee retention initiatives. The number of shares authorized under stock based plans may be insufficient and shareholders may not approve to increase the number of authorized shares. New regulations, volatility in the stock market, and other factors could diminish the value of our stock options or unvested stock, putting us at a competitive disadvantage and forcing us to use more cash compensation. If we are unable to attract new managerial and technical employees, or are unable to retain and motivate our current key managerial and technical employees, or are forced to use more cash compensation to retain or replace key personnel, our business, results of operations, and financial condition could be materially adversely affected.

Our international business activities subject us to risks that could adversely affect our business.

For the fiscal year ended June 29, 2008, sales in the United States accounted for approximately 40% our total net revenues, sales in the Pacific Rim countries accounted for approximately 26%, and sales in Europe and the rest of the world accounted for approximately 34% of our total net revenues, based on billed-to address. We expect that our sales will be similarly distributed for the foreseeable future. However, because we sell to OEMs and distributors who ultimately resell our products to their customers, the geographic mix of our sales may not be reflective of the geographic mix of end-user demand or installations. All of our sales are currently denominated in U.S. dollars. As a result, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. In addition, an increasing amount of our expenses will be incurred in currencies other than U.S. dollars and as a result, we will be required from time to time to convert currencies to meet our obligations. Additionally, our suppliers are increasingly located outside the U.S., and a significant portion of our products is produced at our EMS providers' production facilities in Mexico, Thailand, and Malaysia. Furthermore, in connection with the reorganization of our international subsidiaries, we established a company in Ireland, and a significant portion of our sales and operations will now also occur in countries outside of the U.S. As a result, we are subject to the risks inherent in international operations. Our international business activities could be affected, limited or disrupted by a variety of factors, including, but not limited to:

- imposition of or changes in governmental controls, taxes, tariffs, trade restrictions, and regulatory requirements to our current or future operations;
- costs and risks of localizing products for international countries;
- longer accounts receivable payment cycles;
- changes in the value of local currencies relative to our functional currency;
- fluctuations in freight costs and potential disruptions in the transportation infrastructure for our products and components;
- import and export restrictions;
- loss of tax benefits or increases in tax expenses;
- general economic and social conditions within international countries;
- taxation in multiple jurisdictions;
- difficulty maintaining management oversight and control of remote locations;
- potential restrictions on transferring funds between countries and difficulties associated with repatriating cash generated or held outside of the U.S. in a tax-efficient manner;
- the increased travel, infrastructure, accounting, and legal compliance costs associated with multiple international locations; and
- political instability, war, or terrorism.

All of these factors could harm future sales of our products to international customers or production outside of the United States of our products, and have a material adverse effect on our business, results of operations, and financial condition.

Potential acquisitions or strategic investments may be more costly or less profitable than anticipated and may adversely affect the price of our common stock.

We may pursue acquisitions or strategic investments that could provide new technologies, products, or service offerings. Future acquisitions or strategic investments may negatively impact our results of operations as a result of operating losses incurred by the acquired entity, the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, incurrence of debt, amortization of intangible assets with determinable lives, or impairment of intangible assets. Furthermore, we may incur significant expenses pursuing acquisitions or strategic investments that ultimately may not be completed. Moreover, to the extent that any proposed acquisition or strategic investment that is not favorably received by stockholders, analysts and others in the investment community, the price of our stock could be adversely affected. In addition, acquisitions or strategic investments involve numerous risks, including, but not limited to:

- difficulties in the assimilation of the operations, technologies, products, and personnel of the acquired company;
- purchased technology that is not adopted by customers in the way or the time frame we anticipated;
- diversion of management's attention from other business concerns;
- risks of entering markets in which we have limited or no prior experience;
- risks associated with assuming the legal obligations of the acquired company;

- minority interest in a company, resulting from a strategic investment, that could have an impact on our results;

- risks related to the effect that the acquired company's internal control processes might have on our financial reporting and management's report on our internal controls over financial reporting;

- potential loss of key employees of the company we invested in or acquired;

- risks related to companies we invest in not being able to secure additional funding, obtain favorable investment terms for future financings, or to take advantage of liquidity events such as initial public offerings, mergers, and private sales;

- there may exist unknown defects of an acquired company's products or assets that may not be identified due to the inherent limitations involved in the due diligence process of an acquisition; and

- changes in generally accepted accounting principles regarding the accounting treatment for acquisitions to less favorable treatment than is currently allowed.

In the event that an acquisition or strategic investment does occur and we are unable to obtain anticipated profits or successfully integrate operations, technologies, products, or personnel or acquire assets that later become worthless, our business, results of operations, and financial condition could be materially adversely affected.

Our stock price is volatile, which has and may result in lawsuits against us and our officers and directors.

The stock market in general and the stock prices in technology based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well. For example, during the first six months of calendar year 2008, the closing sales price of our common stock ranged from a low of $11.83 per share to a high of $16.83 per share. Factors that could have a significant impact on the market price of our stock include, but are not limited to, the following:

- quarterly variations in customer demand and operating results;

- announcements of new products by us or our competitors;

- the gain or loss of significant customers or design wins;

- changes in analysts' earnings estimates;

- changes in analyst recommendations, price targets, or other parameters that may not be related to earnings estimates;

- rumors or dissemination of false information;

- pricing pressures;

- short selling of our common stock;

- general conditions in the computer, storage, or communications markets; and

- events affecting other companies that investors deem to be comparable to us.

In the past, companies, including us, that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If we were to be the subject of similar litigation in the future or experience unfavorable outcomes in any of our pending litigation, as discussed in Note 10 in the accompanying notes to our consolidated financial statements contained elsewhere herein, it could have a material adverse effect on our business, results of operations, and financial condition. Such litigation would also divert management's attention from other business matters.

Terrorist activities and resulting military and other actions could adversely affect our business.

The continued threat of terrorism, military action, and heightened security measures in response to the threat of terrorism may cause significant disruption to commerce in some of the geographic areas in which we operate. Additionally, it is uncertain what impact the reactions to such events by various governmental agencies and security regulators worldwide will have on shipping costs. To the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending on information technology, or our inability to effectively market, manufacture, or ship our products, our business, financial condition, and results of operations could be materially and adversely affected. We are unable to predict whether the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations, or financial condition.

Our corporate offices and principal product development facilities are located in regions that are subject to earthquakes and other natural disasters.

Our California and Washington facilities, including our corporate offices and principal product development facilities, are located near major earthquake faults. Any disruption in our business activities, personal injury, or damage to the facilities in excess of our currently insured amounts as a result of earthquakes or other such natural disasters, could have a material adverse effect on our business, results of operations, and financial condition.

We currently do not carry earthquake insurance. However, we do carry various other lines of insurance that may or may not be adequate to protect our business.

Our shareholder rights plan, certificate of incorporation and Delaware law could adversely affect the performance of our stock.

Our shareholder rights plan, provisions of our certificate of incorporation, and Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. The shareholder rights plan, provisions of our certificate of incorporation, and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Our system of internal controls may be inadequate.

We maintain a system of internal controls in order to ensure we are able to collect, process, summarize, and disclose the information required by the Securities and Exchange Commission within the time periods specified. Any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Due to these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Additionally, public companies in the United States are required to review their internal controls under the Sarbanes-Oxley Act of 2002. If the internal controls put in place by us are not adequate or fail to perform as anticipated, we may be required to restate our financial statements, receive an adverse audit opinion on the effectiveness of our internal controls, and/or take other actions that will divert significant financial and managerial resources, as well as be subject to fines and/or other government enforcement actions. Furthermore, the price of our stock could be adversely affected.

Changes in laws, regulations, and financial accounting standards may affect our reported results of operations.

New laws, regulations and accounting standards, as well as changes to and varying interpretations of currently accepted accounting practices in the technology industry might adversely affect our reported financial results, which could have an adverse effect on our stock price.

The final determination of our income tax liability may be materially different from our income tax provisions and accruals.

We are subject to income taxes in both the United States and international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions where the ultimate tax determination is uncertain. Additionally, our calculations of income taxes are based on our interpretations of applicable tax laws in the jurisdictions in which we file.

We have adopted transfer-pricing procedures between our subsidiaries to regulate intercompany transfers. Our procedures call for the licensing of intellectual property, the provision of services, and the sale of products from one subsidiary to another at prices that we believe are equivalent to arm's length negotiated pricing. We have established these procedures due to the fact that some of our assets, such as intellectual property, developed in the U.S., will be transferred among other affiliated companies. If the U.S. Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully require changes to our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. Any determination of income reallocation or modification of transfer pricing laws can result in an income tax assessment on the portion of income deemed to be derived from the U.S. or other taxing jurisdiction.

Although we believe our tax estimates are reasonable, there is no assurance that the final determination of our income tax liability will not be materially different than what is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of new legislation, an audit or litigation, or determined in connection with finalization of our tax returns, or if our effective tax rate should change as a result of changes in federal, international or state and local tax laws or their interpretations, or if we were to change the locations where we operate or if we elect or are required to transfer funds between jurisdictions, there could be a material adverse effect on our income tax provision and net income in the period or periods in which that determination is made, and potentially to future periods as well.

We may need additional capital in the future and such additional financing may not be available on favorable terms.

While we believe we have adequate working capital to meet our expected cash requirements for the next 12 months, we may need to raise additional funds through public or private debt or equity financings in order to, without limitation:

- take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;
- develop new products or services;
- repay outstanding indebtedness; and
- respond to unanticipated competitive pressures.

Any additional financing we may need may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of business opportunities, develop new products or services, or otherwise respond to unanticipated competitive pressures. In any such case, our business, results of operations, and financial condition could be materially adversely affected.

Global warming issues may cause us to alter the way we conduct our business.

The general public is becoming more aware of global warming issues and as a result, governments around the world are beginning to focus on addressing this issue. This may result in new environmental regulations that may unfavorably impact us, our suppliers, and our customers in how we conduct our business including the design, development, and manufacturing of our products. The cost of meeting these requirements may have an adverse impact on our results of operations and financial condition.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our corporate offices and principal product development facilities, which were purchased in 2004, are currently located in approximately 180,000 square feet of buildings in Costa Mesa, California. We lease facilities in California, Colorado, Massachusetts, Washington, and Bangalore, India primarily for engineering and development and approximately 19 other remote offices, primarily for sales, throughout the world.

Our future facilities requirements will depend upon our business, but we believe additional space, if required, may be obtained on reasonable terms.

Item 3. *Legal Proceedings.*

On November 15, 2001, prior to our acquisition of Vixel Corporation, a securities class action was filed in the United States District Court in the Southern District of New York as Case No. 01 CIV. 10053 (SAS), Master File No. 21 MC92 (SAS) against Vixel and two of its officers and directors (one of which is James M. McCluney) and certain underwriters who participated in the Vixel initial public offering in late 1999. The amended complaint alleges violations under Section 10(b) of the Exchange Act and Section 11 of the Securities Act and seeks unspecified damages on behalf of persons who purchased Vixel stock during the period October 1, 1999 through December 6, 2000. In October 2002, the parties agreed to toll the statute of limitations with respect to Vixel's officers and directors until September 30, 2003, and on the basis of this agreement, Vixel's officers and directors were dismissed from the lawsuit without prejudice. During June 2003, Vixel and the other issuer defendants in the action reached a tentative settlement with the plaintiffs that would, among other things, result in the dismissal with prejudice of all claims against the defendants and their officers and directors. In connection with the possible settlement, those officers and directors who had entered tolling agreements with the plaintiffs agreed to extend those agreements so that they would not expire prior to any settlement being finalized. Although Vixel approved this settlement proposal in principle, it remained subject to a number of procedural conditions, as well as formal approval by the court. On August 31, 2005, a Preliminary Order In Connection With Settlement Proceedings was issued by the court which among other items, set the form of notice to the Settlement Classes of the Issuers' Settlement Stipulation. In December 2005, the settlement notices authorized by the court were sent to former Vixel stockholders and the web site www.iposecuritieslitigation.com was created for claimants.

On or about July 17, 2006, Emulex assigned to the class action plaintiffs any IPO claims that Emulex (Vixel) had against RBC Dain Rauscher in the IPO litigation, as required by the settlement agreement. On December 5, 2006, the Second Circuit Court of Appeals issued a decision reversing Judge Scheindlin's class certification decision. On about January 6, 2007, Emulex assigned to the class action plaintiffs any IPO claims that Emulex (Vixel) had against The Bear Stearns Companies Inc. and Bear Stearns & Co. Inc. in the IPO litigation, as required by the settlement agreement. On April 6, 2007, the Second Circuit denied the plaintiffs' petition for rehearing of the decision denying class certification. During April 2007, counsel for Emulex and other Issuers informed Judge Scheindlin that, in light of the Second Circuit opinion, the settlement agreement could not be approved because the defined settlement class, like the litigation class, did not meet the Second Circuit requirements for certification. Judge Scheindlin held a conference on May 30, 2007 to consider issues relating to the class definitions, the statute of limitations, settlement, and discovery. On June 25, 2007, Judge Scheindlin signed a Stipulation and Order submitted by the parties which terminated the June 10, 2004

Stipulation and Agreement of Settlement with Defendant Issuers and Individuals. On June 26, 2007, a document production request from the plaintiffs to all 298 issuers (including Vixel) was received, covering documents from each issuer's inception through December 31, 2001. In September 2007, due to the expiration of the tolling agreements, those officers and directors who had entered tolling agreements with the plaintiffs agreed to extend those agreements until August 27, 2010. On December 19, 2007, the issuers and their respective insurers entered into an Insurers-Insureds Agreement (replacing an earlier agreement), which provides for the insurers to pay for certain defense costs under applicable issuer insurance policies. On December 21, 2007, issuer defendants filed an opposition to plaintiffs' motion for class certification of certain focus cases. On March 26, 2008, defendants' motion to dismiss was denied except to certain claims by plaintiffs who did not suffer damages or whose claims were time barred.

In addition to the ongoing litigation discussed above, we are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of the outstanding matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of the security holders of the Company during the fourth quarter of 2008.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.*

Principal Market and Prices

The Company's common stock is traded on the New York Stock Exchange under the symbol ELX. The following table sets forth the high and low per share sales prices for our common stock for the indicated periods, as reported on the New York Stock Exchange.

	High	Low
2008		
Fourth Quarter	$17.08	$11.75
Third Quarter	16.95	12.88
Second Quarter	22.48	15.88
First Quarter	23.80	16.51
2007		
Fourth Quarter	$23.42	$17.89
Third Quarter	20.34	17.01
Second Quarter	21.64	17.85
First Quarter	18.52	14.07

Number of Common Stockholders

The approximate number of holders of record of our common stock as of August 14, 2008 was 524.

Dividends

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings for the development of our business.

On January 19, 1989, the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The rights were distributed on February 2, 1989, to stockholders of record on the close of business on that date.

Issuer Purchases of Equity Securities

On December 5, 2006, we announced that our Board of Directors had authorized the repurchase of up to $150 million of our outstanding common stock over the next two years. We may repurchase shares from time-to-time in open market purchases or privately negotiated transactions. The share repurchases will be financed by available cash balances and cash from operations.

We did not repurchase any of our common stock during the three months ended June 29, 2008. There were no sales of unregistered securities during the three months ended June 29, 2008.

In early August 2008, our Board of Directors approved approximately $39.9 million of common stock repurchases, which we anticipate completing in the first quarter of fiscal 2009, which is the remaining amount available under the December 2006 plan. Since the August 2008 approval, the Company has repurchased approximately 1.4 million shares of its common stock for an aggregate purchase price of approximately $19.5 million or an average of $13.76 per share through August 19, 2008. In addition, our Board of Directors also authorized a new plan to repurchase up to $100.0 million of our outstanding common stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Dollar Value of Shares That May Yet Be Purchased Under the Plan
March 31, 2008 - April 27, 2008	—	$ —	—	$39,913,000
April 28, 2008 - May 25, 2008	—	$ —	—	$39,913,000
May 26, 2008 - June 29, 2008	—	$ —	—	$39,913,000
Total	—	$ —	—	$39,913,000

Equity Compensation Plan Information

See Part III, Item 12 — "Security Ownership of Certain Beneficial Owners and Management" for certain information regarding our equity compensation plans.

Stock Performance Graph

The graph below compares the cumulative total stockholder return on the Company's common stock with the cumulative total return on the Standard & Poor's 500 Index and the S&P Computer Storage and Peripherals Index for the period of five fiscal years commencing June 30, 2003 and ended June 29, 2008.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
EMULEX CORPORATION COMMON STOCK, S&P 500 INDEX AND
S&P COMPUTER STORAGE AND PERIPHERALS INDEX


180
160
140
120
100
80
60
40
20
0
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Emulex Corp.
S&P 500 Computer Storage & Peripherals
S&P 500

* Assumes the value of the investment in the Company's common stock and each index was $100 on June 30, 2003.

Item 6. *Selected Consolidated Financial Data.*

The following table summarizes certain selected consolidated financial data. On November 13, 2003, we completed the acquisition of Vixel Corporation (Vixel), on May 1, 2006, we completed the acquisition of Aarohi Communications, Inc. (Aarohi), and on October 2, 2006, we completed the acquisition of Sierra Logic, Inc. (Sierra Logic). For more details about Sierra Logic acquisition, see Note 2 to the Consolidated Financial Statements — "Business Combinations," contained elsewhere herein.

Selected Consolidated Statements of Operations Data

	Year Ended				
	June 29, 2008	July 1, 2007	July 2, 2006(1)	July 3, 2005(1),	June 27, 2004(1),
	(In thousands, except per share data)				
Net revenues:					
Host Server Products	$352,687	$357,279	$340,566	$320,171	$ 335,225
Embedded Storage Products	134,858	107,578	59,203	49,057	17,685
Intelligent Network Products and Other	756	5,330	3,044	6,425	11,512
Total net revenues	488,301	470,187	402,813	375,653	364,422
Cost of sales	187,077	195,579	163,993	154,530	143,299
Gross profit	301,224	274,608	238,820	221,123	221,123
Operating expenses:					
Engineering and development	129,232	117,833	89,669	79,971	73,211
Selling and marketing	57,946	47,870	36,169	32,441	28,035
General and administrative	38,531	31,416	23,680	11,636	18,815
Amortization of other intangible assets	9,260	12,082	10,944	11,314	7,597
Impairment of other intangible assets	—	2,001	—	—	—
Impairment of goodwill	—	—	—	1,096	583,499
In-process research and development	—	19,225	17,272	—	11,400
Total operating expenses	234,969	230,427	177,734	136,458	722,557
Operating income (loss)	66,255	44,181	61,086	84,665	(501,434)
Nonoperating income, net:					
Interest income	11,672	20,000	21,150	13,106	9,149
Interest expense	(27)	(1,179)	(2,494)	(4,202)	(4,754)
Gain on repurchase of convertible subordinated notes	—	—	—	20,514	2,670
Other income (expense), net	17	(3,919)	173	(2,273)	109
Total nonoperating income, net	11,662	14,902	18,829	27,145	7,174
Income (loss) before income taxes	77,917	59,083	79,915	111,810	(494,260)
Income tax provision	84,988	29,649	39,464	40,221	38,062
Net (loss) income	$ (7,071)	$ 29,434	$ 40,451	$ 71,589	$(532,322)
Net (loss) income per share:					
Basic	$ (0.09)	$ 0.35	$ 0.48	$ 0.86	$ (6.47)
Diluted	$ (0.09)	$ 0.34	$ 0.46	$ 0.80	$ (6.47)
Number of shares used in per share computations:					
Basic	82,147	84,545	83,920	82,819	82,293
Diluted	82,147	89,089	91,259	92,970	82,293

(1) Net revenues have been reclassified into Host Server Products, Embedded Storage Products, Intelligent Network Products and Other categories for all fiscal years presented.

Selected Consolidated Balance Sheet Data

	Year Ended				
	June 29, 2008	July 1, 2007	July 2, 2006	July 3, 2005	June 27, 2004
			(In thousands)		
Total current assets	$ 457,047	$ 399,054	$ 707,554	$ 584,457	$ 541,326
Total current liabilities	87,605	70,529	302,564	76,644	54,496
Working capital	369,442	328,525	404,990	507,813	486,830
Total assets	699,056	659,477	860,157	801,781	972,981
Convertible subordinated notes	—	—	235,177	233,382	524,845
Accumulated deficit	(403,614)	(401,982)	(431,416)	(471,867)	(543,456)
Total stockholders' equity	575,839	581,907	556,913	477,591	393,154

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We may also make forward-looking statements in other reports filed with the Securities and Exchange Commission, in materials delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipates," "in the opinion," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "projects," "potential," "continue," and similar expressions may be intended to identify forward-looking statements.

Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors, including those discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations set forth below, and, in particular, the section entitled "Risk Factors" in Part I, Item 1A of the Annual Report on Form 10-K included elsewhere herein. We expressly disclaim any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. We wish to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. In light of the uncertainty of the economy generally, and the technology and storage segments specifically, it is difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. In the past, our results have been significantly impacted by a widespread slowdown in technology investment that pressured the storage networking market that is the mainstay of our business. A downturn in information technology spending could adversely affect our revenues and results of operations. As a result of this uncertainty, we are unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of our Original Equipment Manufacturer (OEM) customers to successfully incorporate our products into their systems; our dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of our or our OEM customers' new or enhanced products; the variability in the level of our backlog and the variable and seasonal procurement patterns of our customers; the effects of terrorist activities, natural disasters and any resulting political or economic instability; the highly competitive nature of the markets for our products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms; possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of our products; delays in product development; our reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of our intellectual property protection or the potential for third-party claims of infringement; our ability to attract and retain key technical personnel; our ability to benefit from our research and development activities; our dependence on international sales and internationally produced products; the effect of acquisitions; impairment charges; changes in tax rates or legislation; changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on our business. These and other factors which could cause actual results to differ materially from those in the forward-looking statements and from historical trends and are in addition to other factors discussed elsewhere in this Annual Report on Form 10-K, in our filings with the Securities and Exchange Commission or in materials incorporated therein by reference.

Executive Overview

Emulex creates enterprise-class products that connect storage, servers and networks. We are a leading supplier of a broad range of advanced storage networking infrastructure solutions. The world's leading server and storage providers depend on our products to help build high performance, highly reliable, and scalable storage networking solutions.

We rely almost exclusively on OEMs and sales through distribution channels for our revenue. Our OEM customers include the world's leading server and storage providers, including Dell Inc. (Dell), EMC Corporation (EMC), Fujitsu Ltd. (Fujitsu), Fujitsu Siemens Computers (Fujitsu Siemens), Groupe Bull (Bull), Hewlett-Packard Company (Hewlett-Packard), Hitachi Data Systems (HDS), Hitachi Limited (Hitachi), International Business Machines Corporation (IBM), LSI Corporation (LSI), NEC Corporation (NEC), Network Appliance, Inc. (Network Appliance), Quantum Corporation (Quantum), Sun Microsystems, Inc. (Sun), Unisys Corporation (Unisys), and Xyratex Ltd. (Xyratex). Our distribution partners include Avnet, Inc. (Avnet), Bell Microproducts, Inc. (Bell Microproducts), Info X Technology Solutions (Info X), Ingram Micro Inc. (Ingram Micro), Macnica Networks Corporation (Macnica), Netmarks Inc. (Netmarks), Tech Data Corporation (Tech Data), and Tokyo Electron Device Ltd. (TED). The market for storage networking infrastructure solutions is concentrated among large OEMs, and as such, a significant portion of our revenues are generated from sales to a limited number of customers.

We believe that growth and diversification by investing in next generation storage networking infrastructure solutions is required in order to grow revenue, increase earnings, and increase shareholder value. Our growth and diversification strategy within our single business segment is driven through two market focused product lines — Host Server Products (HSP) and Embedded Storage Products (ESP). HSP includes both Fibre Channel based connectivity products and converged Fibre Channel and Ethernet based products. Our Fibre Channel based products include LightPulse® Host Bus Adapters (HBA), custom form factor solutions for Original Equipment Manufacturer (OEM) blade servers and ASICs. These products enable servers to efficiently connect to storage area networks (SANs) by offloading data communication processing tasks from the server as information is delivered and sent to the storage network. Our converged products include LightPulse® Converged Network Adapters (CNAs). CNAs efficiently move data between local area networks (LANs) and SANs using Fibre Channel over Ethernet (FCoE) to map the Fibre Channel protocol directly into the data layer of Ethernet networks.

ESP includes our InSpeed®, FibreSpy®, input/output controller (IOC) solutions, embedded bridge and embedded router products. Embedded storage switches, bridges, routers, and IOCs are deployed inside storage arrays, tape libraries, and other storage appliances, delivering improved performance, reliability, and storage connectivity.

Our Intelligent Network Products (INP) mainly consist of contract engineering services and our Other category mainly consists of legacy and other products.

We believe the product lines will benefit from the overall visibility and access to our total customer and market base, as well as our ability to leverage our core technology platforms to create products that are tailored to meet the specific requirements of their market. We plan to continue to invest in research and development, sales and marketing, capital equipment, and facilities in order to achieve our goal. As of June 29, 2008, we had a total of 853 employees.

2008 Global Initiatives

During the latter part of fiscal 2008, we continued to implement our global initiatives by creating an Irish subsidiary to expand our international operations by providing local customer service and support to our customers outside the United States. In addition, Emulex granted an intellectual property license and entered into a research and development cost sharing agreement with a newly formed subsidiary in the Isle of Man. The terms of the license requires, among other matters, that the subsidiary make prepayments of expected royalties to Emulex, the first of which was paid before the end of our fiscal 2008 in the amount of approximately $131.0 million, for expected royalties relating to fiscal years 2009 and 2010. The second payment will be paid during fiscal 2009, for expected royalties for fiscal years 2011 through 2014. Subsequent royalty payments or prepayments will be made relating to fiscal year 2015. Additionally, the cost sharing agreement became effective during the fourth quarter of 2008. While these global initiatives are expected to significantly reduce our effective tax rate beginning with fiscal year 2010, the first prepayment and cost sharing agreement expenses, including the tax expense recorded in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" (FIN 48), resulted in an incremental tax expense of approximately $58.5 million and increased our effective tax rate to approximately 109% for fiscal 2008.

Our cash balances and investments are held in numerous locations throughout the world. Once our global initiatives are implemented, the cash and investments held outside of the U.S. are expected to increase, primarily in our Isle of Man subsidiary. Substantially all of the amounts held outside of the U.S. will be available for repatriation at any time, but under current law, repatriated funds would be subject to U.S. federal income taxes, less applicable foreign tax credits.

Business Combinations

On October 2, 2006, we acquired 100% of the outstanding common shares of Sierra Logic, Inc. (Sierra Logic), a privately-held supplier of embedded products for storage networking equipment located in Roseville, California. We accounted for the acquisition using the purchase method of accounting in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." The aggregate purchase price was approximately $171.3 million, including approximately $137.6 million of cash for convertible preferred stock and common stock, approximately $7.4 million in assumed vested stock options and other transaction costs of approximately $2.0 million, and approximately $24.3 million in contingent consideration released from escrow in fiscal 2008. This aggregate purchase price did not include approximately $8.3 million in unvested stock and approximately $1.1 million of assumed unvested stock options that is being recognized as compensation expense post-acquisition. Final purchase price revisions for income taxes have been recorded during fiscal 2008.

On May 1, 2006, we acquired 100% of Aarohi Communications, Inc. (Aarohi), a supplier of intelligent data center networking products with principal product development facilities located in San Jose, California and Bangalore, India. We accounted for the acquisition of Aarohi under the purchase method of accounting in accordance with SFAS No. 141, and recorded approximately $17.3 million of purchased in-process research and development (IPR&D) expense during fiscal 2006.

The fair value of the net assets received by us in the Aarohi acquisition exceeded the purchase price to be allocated. Consequently, contingent consideration of approximately $1.0 million was recognized and was included in accrued liabilities during fiscal 2006. Certain performance targets were not achieved and thus, the contingent consideration of approximately $1.0 million previously recorded was reversed in fiscal 2007. The final purchase price revisions were also recorded in fiscal 2007 which resulted in changes to the fair value of assets acquired and liabilities assumed as well as a reduction to IPR&D expense in the statement of operations of approximately $2.6 million. We have finalized the purchase price allocation to the assets acquired and liabilities assumed at estimated fair values as of the end of fiscal 2007.

On November 13, 2003, we completed the cash tender offer to acquire all outstanding shares of Vixel Corporation (Vixel). On November 17, 2003, we completed our acquisition of Vixel. We acquired Vixel, a leading supplier of embedded switch ASICs and subsystems for the storage networking market, to expand our Fibre Channel product line and paid approximately $298.4 million in cash for all outstanding common stock, preferred stock, and warrants of Vixel. We also incurred acquisition related expenses of approximately $6.7 million in cash. In addition, we assumed Vixel's stock options outstanding by issuing approximately 2.2 million of our stock options with a fair value of approximately $47.5 million and kept the original vesting periods for a total acquisition value of $352.7 million. We calculated the fair value of the approximately 2.2 million stock options issued at the date of acquisition using the Black-Scholes-Merton options pricing model.

Since the completion of the acquisitions, the operations of Sierra Logic, Aarohi, and Vixel, have been integrated into our operations and are included within our one operating segment, networking products.

Convertible Subordinated Notes Offering

In fiscal 2004, we completed an approximately $517.5 million private placement of 0.25% contingently convertible subordinated notes due 2023 (Notes). Interest was payable in cash on June 15th and December 15th of each year beginning June 15, 2004. Under the terms of the offering, the Notes could be convertible into shares of Emulex common stock at a price of $43.20 per share at the option of the holder upon the occurrence of certain events.

The Notes provided for a scheduled maturity date 20 years following issuance and were not callable for the first five years. Holders of the Notes had rights to require us to purchase the Notes for cash by giving written notice within the 20 business days prior to each of December 15, 2006, December 15, 2008, December 15, 2013, or December 15, 2018 or upon a change in control.

On November 15, 2006, we announced the commencement of the put option period for holders of our Notes to surrender the Notes for purchase. Each holder of the Notes had the right to require us to purchase all or any part of such holder's Notes at a price equal to $1,000 per $1,000 of principal amount plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of purchase. At the end of the put option period on December 15, 2006, all such Notes were surrendered and we paid approximately $236.0 million to retire these Notes. No gain or loss occurred as a result of the retirement of these Notes. Thus, as of July 1, 2007, there were no Notes outstanding.

Results of Operations for Emulex Corporation and Subsidiaries

The following discussion and analysis should be read in conjunction with the selected consolidated financial data set forth in Item 6 — "Selected Consolidated Financial Data," and our Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K. All references to years refer to our fiscal years ended June 29, 2008, July 1, 2007 and July 2, 2006, as applicable, unless the calendar year is specified. The following table sets forth certain financial data for the years indicated as a percentage of net revenues.

	Percentage of Net Revenues		
	2008	2007	2006
Net revenues:			
Host Server Products	72.2%	76.0%	84.5%
Embedded Storage Products	27.6	22.9	14.7
Intelligent Network Products and Other	0.2	1.1	0.8
Total net revenues	100.0	100.0	100.0
Cost of sales	38.3	41.6	40.7
Gross profit	61.7	58.4	59.3
Operating expenses:			
Engineering and development	26.4	25.0	22.2
Selling and marketing	11.9	10.2	9.0
General and administrative	7.9	6.7	5.9
Amortization of other intangible assets	1.9	2.6	2.7
Impairment of other intangible assets	—	0.4	—
In-process research and development	—	4.1	4.3
Total operating expenses	48.1	49.0	44.1
Operating income	13.6	9.4	15.2
Nonoperating income, net:			
Interest income	2.4	4.3	5.2
Interest expense	—	(0.3)	(0.6)
Gain on repurchase of convertible subordinated notes	—	—	—
Other (expense) income, net	—	(0.8)	—
Total nonoperating income, net	2.4	3.2	4.6
Income before income taxes	16.0	12.6	19.8
Income tax provision	17.4	6.3	9.8
Net (loss) income	(1.4)%	6.3%	10.0%

Fiscal 2008 versus Fiscal 2007

Net Revenues. Net revenues for fiscal 2008 increased approximately $18.1 million, or 4%, to approximately $488.3 million, compared to approximately $470.2 million in fiscal 2007.

Net Revenues by Product Line

From a product line perspective, net revenues generated from our HSPs for fiscal years 2008 and 2007 represented the majority of our net revenues. Our net revenues by product line were as follows:

	Net Revenues by Product Line					
	2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
Host Server Products	$352,687	72%	$357,279	76%	$(4,592)	(1)%
Embedded Storage Products	134,858	28	107,578	23	27,280	25%
Intelligent Network Products and Other	756	—	5,330	1	(4,574)	(86)%
Total net revenues	$488,301	100%	$470,187	100%	$18,114	4%

HSP mainly consists of our Fibre Channel based connectivity products and converged Fibre Channel over Ethernet based products. The slight decrease in our HSP net revenues for fiscal 2008 compared to fiscal 2007 was mainly due to a decrease in average selling price (ASP) of approximately 4% partially offset by an increase in units shipped of approximately 3%.

ESP mainly consists of our InSpeed®, FibreSpy®, input/output controller solutions, embedded bridge, and embedded router products. The increase in our ESP net revenues for fiscal 2008 compared to fiscal 2007 was mainly due to an increase in units shipped of approximately 46%, which included the growth in units shipped resulting from our acquisition of Sierra Logic in October 2006, partially offset by a decrease in ASP of approximately 14%.

Our INP mainly consists of contract engineering services and our Other category mainly consists of legacy and other products.

Net Revenues by Major Customers

In addition to direct sales, some of our larger OEM customers purchased or marketed products indirectly through distributors, resellers or other third parties. If these indirect sales are purchases of customer-specific models, we are able to track these sales. However, if these indirect sales are purchases of our standard models, we are not able to distinguish them by OEM customer. Customers whose direct net revenues, or total direct and indirect net revenues (including customer-specific models purchased or marketed indirectly through distributors, resellers and other third parties), exceeded 10% of our net revenues were as follows:

Net Revenues by Major Customers	Direct Revenues		Total Direct and Indirect Revenues(2)	
	2008	2007	2008	2007
Net revenue percentage(1)				
EMC	—	—	18%	18%
Hewlett-Packard	15%	13%	15%	13%
IBM	21%	22%	28%	25%
Info X	14%	17%	—	—

(1) Amounts less than 10% are not presented.

(2) Customer-specific models purchased or marketed indirectly through distributors, resellers, and other third parties are included with the OEM's revenues in these columns rather than as revenue for the distributors, resellers or other third parties.

Direct sales to our top five customers accounted for approximately 61% and 64% of total net revenues for fiscal years 2008 and 2007, respectively, and we expect to be similarly concentrated in the future. Our net revenues from our customers can be significantly impacted by changes to our customers' business and their business models.

Net Revenues by Sales Channel

From a sales channel perspective, net revenues generated from OEM customers were approximately 75% of net revenues and sales through distribution were approximately 25% in fiscal 2008 compared to net revenues from OEM customers of approximately 71% and sales through distribution of approximately 29% in fiscal 2007. The increase in OEM net revenues was mainly due to the increase in ESP net revenues which are mainly through OEMs. Net revenues by sales channel were as follows:

	Net Revenues by Sales Channel					
	2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
OEM	$366,717	75%	$335,562	71%	$ 31,155	9%
Distribution	121,044	25%	134,322	29%	(13,278)	(10)%
Other	540	—	303	—	237	78%
Total net revenues	$488,301	100%	$470,187	100%	$ 18,114	4%

We believe that our net revenues are being generated primarily as a result of product certifications and qualifications with our OEM customers, which take products directly and indirectly through distribution and contract manufacturers. We view product certifications and qualifications as an important indicator of future revenue opportunities and growth for the Company. However, product certifications and qualifications do not necessarily ensure continued market acceptance of our products by our OEM customers. It is also very difficult to determine the future impact, if any, of product certifications and qualifications on our revenues.

Net Revenues by Geographic Territory

For fiscal 2008, domestic net revenues decreased by approximately $21.9 million to $197.1 million from $219.0 million in fiscal 2007. For fiscal 2008, international net revenues (Pacific Rim and Europe and rest of the world) increased by approximately $40.0 million to $291.2 million from $251.2 million in fiscal 2007. Our net domestic and international revenues based on billed-to location were as follows:

	Net Domestic and International Revenues					
	2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
Domestic	$197,063	40%	$218,996	47%	$(21,933)	(10)%
Pacific Rim	125,392	26%	80,637	17%	44,755	56%
Europe and rest of the world	165,846	34%	170,554	36%	(4,708)	(3)%
Total net revenues	$488,301	100%	$470,187	100%	$ 18,114	4%

We believe the higher growth rate in net international revenue was mainly due to an increase in products being sourced by our customers to locations outside the United States combined with the increase in ESP revenues, which is mainly sourced to international locations. However, as we sell to OEMs and distributors who ultimately resell our products to their customers, the geographic mix of our net revenues may not be reflective of the geographic mix of end-user demand or installations.

Gross Profit. Gross profit consists of net revenues less cost of sales. Cost of sales includes the cost of production of finished products, amortization expense related to core technology and developed technology intangible assets as well as support costs and other expenses related to inventory management, manufacturing quality, and order fulfillment. Our gross profit for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Gross Profit					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$301,224	62%	$274,608	58%	$26,616	3%

Cost of sales included approximately $23.0 million and $25.8 million of amortization of technology intangible assets for fiscal years 2008 and 2007, respectively. Also included in cost of sales for fiscal 2008 is a $3.1 million impairment charge compared to a $0.2 million impairment charge recorded during fiscal 2007. The fiscal 2008 impairment charge was related to a developed technology intangible asset from the Aarohi acquisition. The initial value ascribed to this developed technology intangible asset was based primarily on forecasted revenues from products we no longer plan to place into production. We recorded this impairment charge to reduce the carrying value of this developed technology intangible asset to the estimated fair value of zero. Further, approximately $1.3 million and $1.1 million of share-based compensation expense were included in cost of sales in fiscal years 2008 and 2007, respectively. Fiscal 2007 cost of sales included approximately $2.0 million related to the mark up to fair value on inventory acquired in the Sierra Logic acquisition and subsequently sold, as required by Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." In addition, the Company recorded an approximately $2.9 million charge in fiscal 2008 compared to an approximately $3.3 million charge for excess and obsolete inventory primarily associated with older generation HSPs in fiscal 2007. Gross margin increased to approximately 62% in fiscal 2008 compared to approximately 58% in fiscal 2007 primarily due to our focused efforts on consolidating and streamlining our supply chain, higher dual channel product mix which has a higher gross margin, and the items discussed above. We anticipate gross margin will trend down over time as lower gross margin but higher volume products such as mezzanine cards for blade servers and embedded storage products become a bigger portion of our business. Also, as our customers migrate from purchasing our products through the distribution channel and toward purchasing our products through OEM server manufacturers, which have a lower selling price, our gross margin may be negatively impacted. In addition, if inflation negatively impacts our suppliers, it may increase our product costs and if we are unable to pass it onto our customers, it may negatively impact our gross margin as well.

Engineering and Development. Engineering and development expenses consisted primarily of salaries and related expenses for personnel engaged in the design, development, and technical support of our products. These expenses included third-party fees paid to consultants, prototype development expenses, and computer service costs related to supporting computer tools used in the engineering and design process. Our engineering and development expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Engineering and Development					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$129,232	26%	$117,833	25%	$11,399	1%

Engineering and development expenses for fiscal 2008 compared to fiscal 2007 increased approximately $11.4 million, or 10%. Approximately $12.0 million and $12.9 million of share-based compensation expense were included in engineering and development costs in fiscal years 2008 and 2007, respectively. As a result of our ongoing growth and diversification strategy, we invested significantly in new product development and related headcount growth. Engineering and development headcount increased to 511 at the end of fiscal 2008 from 446 at the end of fiscal 2007. This expanded headcount resulted in an increase of approximately $7.9 million in salary and related expenses. The remaining incremental increase in engineering and development expenses during fiscal 2008 were primarily related to increases in expensed software costs of approximately $1.5 million, prototype expenses and third-party fees paid to consultants of approximately $1.2 million, and fiscal 2008 included a full year of the Sierra Logic acquisition. We will continue to invest in engineering and development activities and anticipate gross dollar expenditures will continue to grow in this area.

Selling and Marketing. Selling and marketing expenses consisted primarily of salaries, commissions, and related expenses for personnel engaged in the marketing and sales of our products, as well as trade shows, product literature, promotional support costs, and other advertising related costs. Our selling and marketing expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Selling and Marketing					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$57,946	12%	$47,870	10%	$10,076	2%

Selling and marketing expenses for fiscal 2008 compared to fiscal 2007 increased approximately $10.1 million, or 21%. Approximately $5.6 million of share-based compensation expense were included in selling and marketing costs in both fiscal 2008 and 2007. As we have expanded our worldwide distribution efforts in connection with our growth initiatives, selling and marketing headcount increased to 145 at the end of fiscal 2008 compared to 127 at the end of fiscal 2007. This resulted in an increase of approximately $3.8 million in salary and related expenses. The remaining incremental increase in selling and marketing expenses during fiscal 2008 were primarily related to increases in advertising and trade shows expense of approximately $2.0 million, travel related expenses of approximately $1.1 million, and outside services of approximately $0.5 million. We will continue to target advertising, market promotions, and heighten brand awareness of our new and existing products in an effort to provide overall revenue growth. Accordingly, we expect that future selling and marketing expenditures will grow in absolute dollars.

General and Administrative. Ongoing general and administrative expenses consisted primarily of salaries and related expenses for executives, financial accounting support, human resources, administrative services, professional fees, and other corporate expenses. Our general and administrative expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

General and Administrative					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$38,531	8%	$31,416	7%	$7,115	1%

General and administrative expenses for fiscal 2008 compared to fiscal 2007 increased approximately $7.1 million, or 23%. Approximately $10.1 million and $8.5 million of share-based compensation expense were included in general and administrative costs in fiscal 2008 and 2007, respectively. General and administrative headcount increased to 130 at the end of fiscal 2008 compared to 112 at the end of fiscal 2007. This resulted in an increase of approximately $2.2 million in salary and related expenses. The remaining incremental increase in general and administrative expenses during fiscal 2008 were primarily related to severance and associated costs of approximately $1.2 million, increases in depreciation of approximately $1.1 million and rent of approximately $0.7 million.

Amortization of Other Intangible Assets. Amortization of other intangible assets includes the amortization of intangible assets such as patents, customer relationships, tradenames, and covenants not-to-compete with estimable lives. Our amortization of expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Amortization of Other Intangible Assets					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$9,260	2%	$12,082	3%	$(2,822)	(1)%

Amortization of other intangible assets for fiscal 2008 compared to fiscal 2007 decreased approximately $2.8 million, or 23%. The decrease was primarily due to amortization in full of certain intangible assets acquired in prior acquisitions as well as impairment of various intangible assets.

Impairment of Other Intangible Assets. Impairment of other intangible assets represents impairment charges recorded in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). Our impairment of other intangible assets for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Impairment of Other Intangible Assets					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$ —	—	$2,001	—	$(2,001)	—

No impairment of other intangible assets was recorded during fiscal 2008. During fiscal 2007, we recorded an impairment charge of approximately $2.0 million related to the customer relationships intangible asset from the Aarohi acquisition.

In-Process Research and Development. Purchased in-process research and development expense relates to acquisitions. Our in-process research and development expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

In-Process Research and Development					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$ —	—	$19,225	4%	$(19,225)	(4)%

No in-process research and development expense was recorded during fiscal 2008. The Company accounted for the acquisition of Sierra Logic under the purchase method of accounting in accordance with SFAS No. 141 and recorded approximately $21.8 million for purchased in-process research and development expense during fiscal 2007. This charge was partially offset by purchase price allocation revisions of approximately $2.6 million related to the Aarohi acquisition.

Nonoperating Income, net. Nonoperating income, net, consisted primarily of interest income, interest expense, and other non-operating income and expense items. Our nonoperating income, net for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Nonoperating Income, Net					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$11,662	2%	$14,902	3%	$(3,240)	(1)%

Our nonoperating income, net, for fiscal 2008 compared fiscal 2007 decreased approximately $3.2 million, or 22%. We recorded an impairment charge of approximately $5.0 million related to an investment in an early stage, privately held, company in the storage networking industry in fiscal 2007. The net decrease was mainly due to lower interest rate on investments, partially offset by lower interest expense as a result of the retirement of our convertible subordinated notes on December 15, 2006.

Income taxes. Income taxes for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Income Taxes					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$84,988	17%	$29,649	6%	$55,339	11%

Income taxes for fiscal 2008 compared to fiscal 2007 increased approximately $55.3 million, or 187%. Our effective tax rate was approximately 109% for fiscal 2008 compared to approximately 50% for fiscal 2007. The change in our effective tax rate was mainly due to the impact of approximately $58.5 million of incremental U.S. tax expense associated with the implementation of our global initiatives during fiscal 2008. See 2008 Global Initiatives in Part II, Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information. The incremental U.S. tax expense was the result of the licensing of the intellectual property related to all our manufactured products from the U.S. parent company to a wholly owned subsidiary outside the U.S. The terms of the license contract included an upfront non-cancelable and non-exclusive royalty payment for fiscal 2008 and future royalty payments that are based on a percentage of future sales. In addition, there was a decrease to the effective tax rate due to the release of FIN 48 liabilities of approximately $2.7 million primarily as a result of the expiration of the statute of limitations during fiscal 2008 that was partially offset by the expiration of the research and development credit. We expect the tax rate in the immediate future periods to continue to be negatively impacted by our global initiatives, however, over time, we anticipate our tax rate will decrease.

Fiscal 2007 versus Fiscal 2006

Net Revenues. Net revenues for fiscal 2007 increased approximately $67.4 million, or 17%, to approximately $470.2 million, compared to approximately $402.8 million in fiscal 2006.

Net Revenues by Product Line

From a product line perspective, net revenues generated from our HSPs for fiscal years 2007 and 2006 represented the majority of our net revenues. Our net revenues by product line were as follows:

	Net Revenues by Product Line					
	2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
Host Server Products	$357,279	76%	$340,566	84%	$16,713	5%
Embedded Storage Products	107,578	23	59,203	15	48,375	82%
Intelligent Network Products and Other	5,330	1	3,044	1	2,286	75%
Total net revenues	$470,187	100%	$402,813	100%	$67,374	17%

HSP net revenues for fiscal 2007 increased compared to fiscal 2006 mainly due to an increase in units shipped of approximately 19% partially offset by a decrease in average selling price (ASP) of approximately 12%.

ESP net revenues for fiscal 2007 increased compared to fiscal 2006 mainly due to an increase in units shipped of approximately 235%, which included the growth in units shipped resulting from our acquisition of Sierra Logic in October 2006, partially offset by a decrease in ASP of approximately 46%.

Net Revenues by Major Customers

In addition to direct sales, some of our larger OEM customers purchased or marketed products indirectly through distributors, resellers or other third parties. If these indirect sales are purchases of customer-specific models, we are able to track these sales. However, if these indirect sales are purchases of our standard models, we are not able to distinguish them by OEM customer. Customers whose direct net revenues, or total direct and indirect net revenues (including customer-specific models purchased or marketed indirectly through distributors, resellers and other third parties), exceeded 10% of our net revenues were as follows:

Net Revenues by Major Customers	Direct Revenues		Total Direct and Indirect Revenues(2)	
	2007	2006	2007	2006
Net revenue percentage(1)				
EMC	—	—	18%	23%
Hewlett-Packard	13%	10%	13%	10%
IBM	22%	29%	25%	29%
Info X	17%	21%	—	—

(1) Amounts less than 10% are not presented.

(2) Customer-specific models purchased or marketed indirectly through distributors, resellers, and other third parties are included with the OEM's revenues in these columns rather than as revenue for the distributors, resellers or other third parties.

Direct sales to our top five customers accounted for approximately 64% and 69% of total net revenues for fiscal years 2007 and 2006, respectively, and we expect to be similarly concentrated in the future. Our net revenues from our customers can be significantly impacted by changes to our customers' business and their business models.

Net Revenues by Sales Channel

From a sales channel perspective, net revenues generated from OEM customers were approximately 71% of net revenues and sales through distribution were approximately 29% in fiscal 2007 compared to net revenues from OEM customers of approximately 64% and sales through distribution of approximately 36% in fiscal 2006. The increase in OEM net revenues was mainly due to the increase in ESP net revenues. Net revenues by sales channel were as follows:

	Net Revenues by Sales Channel					
	2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
			(Dollars in thousands)			
OEM	$335,562	71%	$257,531	64%	$ 78,031	30%
Distribution	134,322	29%	145,071	36%	(10,749)	(7)%
Other	303	—	211	—	92	44%
Total net revenues	$470,187	100%	$402,813	100%	$ 67,374	17%

We believe that our net revenues are being generated primarily as a result of product certifications and qualifications with our OEM customers, which take products directly and indirectly through distribution and contract manufacturers. We view product certifications and qualifications as an important indicator of future revenue opportunities and growth for the Company. However, product certifications and qualifications do not necessarily ensure continued market acceptance of our products by our OEM customers. It is also very difficult to determine the future impact, if any, of product certifications and qualifications on our revenues.

Net Revenues by Geographic Territory

In fiscal 2007, domestic net revenues decreased slightly by approximately $0.9 million, or 0%, and international net revenues increased by approximately $68.3 million, or 37%, compared to fiscal 2006. Our net domestic and international revenues based on billed to location were as follows:

	Net Domestic and International Revenues					
	2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
			(Dollars in thousands)			
United States	$218,996	47%	$219,911	55%	$ (915)	—
Pacific Rim	80,637	17%	52,811	13%	27,826	53%
Europe and rest of the world	170,554	36%	130,091	32%	40,463	31%
Total net revenues	$470,187	100%	$402,813	100%	$67,374	17%

We believe the net increase in net revenues in fiscal 2007 compared to fiscal 2006 was mainly a function of the overall size of the market for storage networking products. The slight decline in net revenues domestically and the increase in the Pacific Rim and Europe and rest of the world net revenues were mainly due to a change in the bill to location for one of our key embedded customers in the prior year which has a full year effect in the current year combined with the significant increase in our ESP net revenues which are mainly derived internationally in the current fiscal year. However, as we sell to OEMs and distributors who ultimately resell our products to their customers, the geographic mix of our net revenues may not be reflective of the geographic mix of end user demand or installations.

Gross Profit. Gross profit consists of net revenues less cost of sales. Cost of sales includes the cost of production of finished products, amortization expense related to core technology and developed technology intangible assets as well as support costs and other expenses related to inventory management, manufacturing quality, and order fulfillment. Our gross profit for fiscal 2007 and fiscal 2006 were as follows (in thousands):

Gross Profit					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$274,608	58%	$238,820	59%	$35,788	(1%)

Cost of sales included approximately $25.8 million and $14.7 million of amortization of technology intangible assets for fiscal years 2007 and 2006, respectively. Approximately $1.1 million and $0.8 million of share-based compensation expense were included in cost of sales in fiscal years 2007 and 2006, respectively. Approximately $2.0 million related to the mark up to fair value on inventory acquired in the Sierra Logic acquisition and subsequently sold, as required by Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," were included in cost of sales in fiscal 2007. In addition, the Company recorded an approximately $3.3 million charge for excess and obsolete inventory primarily associated with older generation multi-chip HSPs in fiscal 2007. Gross margin decreased slightly to approximately 58% in fiscal 2007 compared to approximately 59% in fiscal 2006 due to the items above. We anticipate gross margin will trend down over time as lower gross margin but higher volume products such as mezzanine cards for blade servers and embedded storage products become a bigger portion of our business.

Engineering and Development. Engineering and development expenses consisted primarily of salaries and related expenses for personnel engaged in the design, development, and technical support of our products. These expenses included third-party fees paid to consultants, prototype development expenses, and computer service costs related to supporting computer tools used in the engineering and design process. Our engineering and development expense for fiscal 2007 and fiscal 2006 were as follows (in thousands):

Engineering and Development					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$117,833	25%	$89,669	22%	$28,164	3%

Engineering and development expenses for fiscal 2007 compared to fiscal 2006 increased approximately $28.2 million, or 31%. Approximately $12.9 million and $7.2 million of share-based compensation expense were included in engineering and development costs in fiscal years 2007 and 2006, respectively. We continue our growth and diversification strategies by investing significantly in new product development within the context of our three highly synergistic and focused product lines. Engineering and development headcount increased to 446 at the end of fiscal 2007 compared to 369 at the end of fiscal 2006. This expanded headcount resulted in an increase of approximately $16.4 million in salary and related expenses. The remaining incremental increase in engineering and development expenses during fiscal 2007 was primarily related to the increase in prototype development expenses and third-party fees paid to consultants of approximately $2.6 million. We will continue to invest in engineering and development activities and anticipate gross dollar expenditures will continue to grow in this area.

Selling and Marketing. Selling and marketing expenses consisted primarily of salaries, commissions, and related expenses for personnel engaged in the marketing and sales of our products, as well as trade shows, product literature, promotional support costs, and other advertising related costs. Our selling and marketing expense for fiscal 2007 and fiscal 2006 were as follows (in thousands):

Selling and Marketing					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$47,870	10%	$36,169	9%	$11,701	1%

Selling and marketing expenses for fiscal 2007 compared to fiscal 2006 increased approximately $11.7 million, or 32%. Approximately $5.6 million and $3.7 million of share-based compensation expense were included in selling and marketing costs in fiscal 2007 and 2006, respectively. As we have expanded our worldwide distribution efforts in connection with our growth initiatives, selling and marketing headcount increased to 127 at the end of fiscal 2007 compared to 100 at the end of fiscal 2006. This resulted in an increase of approximately $6.2 million in salary and related expenses. The remaining incremental increase in selling and marketing expenses during fiscal 2007 was mainly related to travel, advertising, and trade shows expense in order to strengthen existing and develop emerging OEM relationships and leveraging worldwide distribution channels to complement our core OEM relationships. We will continue to target advertising, market promotions, and heighten brand awareness of our new and existing products in an effort to provide overall revenue growth and thus, the expectation that future selling and marketing expenditures will grow in absolute dollars.

General and Administrative. Ongoing general and administrative expenses consisted primarily of salaries and related expenses for executives, financial accounting support, human resources, administrative services, professional fees, and other corporate expenses. Our general and administrative expense for fiscal 2007 and fiscal 2006 were as follows (in thousands):

General and Administrative					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$31,416	7%	$23,680	6%	$7,736	1%

General and administrative expenses for fiscal 2007 compared to fiscal 2006 increased approximately $7.7 million, or 33%. Approximately $8.5 million and $5.8 million of share-based compensation expense were included in general and administrative costs in fiscal 2007 and 2006, respectively. General and administrative headcount increased to 112 at the end of fiscal 2007 compared to 88 at the end of fiscal 2006. This resulted in an increase of approximately $1.8 million in salary and related expenses. The remaining incremental increase in general and administrative expenses during fiscal 2007 was mainly related to headcount hiring costs, rent and related costs, and maintenance.

Amortization of Other Intangible Assets. Amortization of other intangible assets includes the amortization of intangible assets such as patents, customer relationships, tradenames, and covenants not-to-compete with estimable lives. Our amortization of expense for fiscal 2007 and fiscal 2006 were as follows (in thousands):

Amortization of Other Intangible Assets					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$12,082	3%	$10,944	3%	$1,138	—

Amortization of other intangible assets for fiscal 2007 compared to fiscal 2006 increased approximately $1.1 million, or 10%. The increase was due primarily to additional amortization expense from the Sierra Logic and Aarohi acquisitions due to having a higher average balance of amortizable intangible assets. In fiscal 2007, amortization of other intangible assets related to the October 2006 acquisition of Sierra Logic, the May 2006 acquisition of Aarohi, and the November 2003 acquisition of Vixel Corporation (Vixel).

Impairment of Other Intangible Assets. Impairment of other intangible assets represents impairment charges recorded in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). Our impairment of other intangible assets for fiscal 2007 and fiscal 2006 were as follows (in thousands):

Impairment of Other Intangible Assets					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$2,001	—	$—	—	$2,001	—

During fiscal 2007, we recorded an impairment charge of approximately $2.0 million related to the customer relationships intangible asset from the Aarohi acquisition. The initial value ascribed to this customer relationship was based primarily on forecasted revenues from McDATA Corporation (McDATA). Subsequent to this initial valuation, Brocade Communications Systems, Inc. (Brocade) completed its acquisition of

McDATA in January 2007. Following completion of the acquisition, Brocade informed us of their intent to terminate certain programs that included our products. We recorded this impairment charge to reduce the carrying value of the customer relationships intangible asset to the estimated fair value of zero in fiscal 2007.

In-Process Research and Development. Purchased in-process research and development expense relates to acquisitions. Our in-process research and development expense for fiscal 2007 and fiscal 2006 were as follows (in thousands):

In-Process Research and Development					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$19,225	4%	$17,272	4%	$1,953	—

We accounted for these acquisitions under the purchase method of accounting in accordance with SFAS No. 141, and recorded approximately $21.8 million for purchased IPR&D expense for the Sierra Logic acquisition during fiscal 2007. This charge was partially offset by purchase price allocation revisions of approximately $2.6 million related to the Aarohi acquisition. We recorded approximately $17.3 million for purchased IPR&D expense for the Aarohi acquisition during fiscal 2006. There may be additional future adjustments to IPR&D related to the Sierra Logic acquisition as the purchase price allocation is being finalized.

Nonoperating Income, net. Nonoperating income, net, consisted primarily of interest income, interest expense, and other non-operating income and expense items.

Nonoperating Income, Net					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$14,902	3%	$18,829	5%	$(3,927)	(2%)

Our nonoperating income, net, for fiscal 2007 compared to fiscal 2006 decreased approximately $3.9 million, or 21%. We recorded an impairment charge of approximately $5.0 million related to an investment in an early stage, privately held, company in the storage networking industry in fiscal 2007. The reduction in interest income was mainly due to lower cash and investment levels resulting from the cash paid for the Aarohi and Sierra Logic acquisitions, the retirement of the Notes, and the repurchases of our common stock. Additionally, the overall decrease in nonoperating income, net, was partially offset by lower interest expense as a result of the retirement of the Notes in fiscal 2007.

Income taxes. Income taxes for fiscal 2007 and fiscal 2006 were as follows (in thousands):

Income Taxes					
2007	Percentage of Net Revenues	2006	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$29,649	6%	$39,464	10%	$(9,815)	(3%)

Income taxes for fiscal 2007 compared to fiscal 2006 decreased approximately $9.8 million, or 25%. The effective tax rate increased slightly to approximately 50% in fiscal 2007 from approximately 49% in fiscal 2006. The change in the effective tax rate was mainly due to the nondeductible Sierra Logic IPR&D expense of approximately $21.8 million and the increase in the valuation allowance that was partially offset by the retroactive extension of the Federal research tax credit during fiscal 2007, and the resolution of tax audit contingencies in which the statute of limitations on previously open tax years expired. The research tax credit had previously expired at the end of calendar 2005.

Critical Accounting Policies

The preparation of the consolidated financial statements requires estimation and judgment that affect the reported amounts of net revenues, expenses, assets, and liabilities in accordance with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying values of assets and liabilities. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Changes in judgments and uncertainties could potentially result in materially different results under different assumptions and conditions. If these estimates differ significantly from actual results, the impact to the consolidated financial statements may be material.

We believe the following are critical accounting policies and require us to make significant judgments and estimates in the preparation of our consolidated financial statements: revenue recognition; warranty; allowance for doubtful accounts; intangibles and other long-lived assets; inventories; goodwill; income taxes; and stock-based compensation.

Revenue Recognition. We generally recognize revenue at the time of shipment when title and risk of loss have passed, evidence of an arrangement has been obtained, pricing is fixed or determinable, and collectibility has been reasonably assured (Basic Revenue Recognition Criteria). We make certain sales through two tier distribution channels and have various distribution agreements with selected distributors and Master Value Added Resellers (collectively, the Distributors). These distribution agreements may be terminated upon written notice by either party. Additionally, these Distributors are generally given privileges to return a portion of inventory and to participate in price protection and cooperative marketing programs. Therefore, we recognize revenue on our standard products sold to our Distributors based on data received from the Distributors and management's estimates to approximate the point that these products have been resold by the Distributors. OEM-specific models sold to our Distributors are governed under the related OEM agreements rather than under these distribution agreements. We recognize revenue at the time of shipment for OEM specific products shipped to the Distributors when the Basic Revenue Recognition Criteria have been met. Additionally, we maintain accruals and allowances for price protection and various other marketing programs. Moreover, we account for these incentive programs in accordance with Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Accordingly, we classify the costs of these programs based on the benefit received, if applicable, as either a reduction of revenue, a cost of sale, or an operating expense.

Warranty. We provide a warranty of between one and five years on our products. We record a provision for estimated warranty related costs at the time of sale based on historical product return rates and management's estimates of expected future costs to fulfill our warranty obligations. We evaluate our ongoing warranty obligation on a quarterly basis.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts based upon historical write-offs as a percentage of net revenues and management's review of outstanding accounts receivable. Amounts due from customers are charged against the allowance for doubtful accounts when management believes that collectibility of the amount is unlikely. Although we have not historically experienced significant losses on accounts receivable, our accounts receivable are concentrated with a small number of customers. Consequently, any write-off associated with one of these customers could have a significant impact on our allowance for doubtful accounts and results of operations.

Intangible Assets and Other Long-Lived Assets. Intangible assets resulting from the acquisitions of Sierra Logic, Aarohi, and Vixel are carried at cost less accumulated amortization and impairment charges, if any. For assets with determinable useful lives, amortization is computed using the straight-line method over the estimated economic lives of the respective intangible assets, ranging from two to seven years. Furthermore, we assess whether our long-lived assets including intangible assets, should be tested for recoverability periodically and whenever events or circumstances indicate that their carrying value may not be recoverable. The amount of impairment, if any, is measured based on fair value, which is determined using projected discounted future operating cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

Inventories. Inventories are stated at the lower of cost on a first-in, first-out basis or market. We use a standard cost system for purposes of determining cost. The standards are adjusted periodically to represent actual cost. We regularly compare forecasted demand and the composition of the forecast against inventory on hand and open purchase commitments in an effort to ensure the carrying value of inventory does not exceed net realizable value. Accordingly, we may have to record reductions to the carrying value of excess and obsolete inventory if forecasted demand decreases.

Goodwill. We account for goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired. Management considers our business as a whole to be its reporting unit for purposes of testing for impairment. This impairment test is performed annually during the fiscal fourth quarter.

A two-step test is used to identify the potential impairment and to measure the amount of goodwill impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Income Taxes. We account for income taxes using the asset and liability method, under which we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We regularly review historical and anticipated future pre-tax results of operations to determine whether we will be able to realize the benefit of our deferred tax assets. A valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized due to the lack of sufficient taxable income. As of June 29, 2008, we have a valuation allowance of approximately $2.6 million established against capital loss carryforwards.

On July 2, 2007, we adopted Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" (FIN 48), which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. See Note 12 in the accompanying notes to the consolidated financial statements contained elsewhere herein for additional information and related disclosures.

Stock-Based Compensation. We account for our stock-based awards to employees and non-employees using the fair value method as required by SFAS No. 123R, "Share-Based Payment." We used the modified prospective transition method when we adopted SFAS No. 123R in fiscal year 2006 which provides for only the current and future period stock-based awards to be measured and recognized at fair value. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The measurement of stock-based compensation cost is based on several criteria including, but not limited to, the valuation model used and associated input factors such as expected term of the award, stock price volatility, dividend rate, risk free interest rate, and award forfeiture rate. The input factors to use in the valuation model are based on subjective future expectations combined with management judgment. If there is a difference between the forfeiture assumptions used in determining stock-based compensation costs and the actual forfeitures, which become known over time, we may change the input factors used in determining stock-based compensation costs. These changes may materially impact our results of operations in the period such changes are made. See Note 11 in the accompanying notes to consolidated financial statements contained elsewhere herein for additional information and related disclosures.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the Company's fiscal year which began on June 30, 2008. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157." FSP No. 157-2 permits a one-year deferral in applying the measurement provisions of SFAS 157 to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 and FSP 157-2 is not expected to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure certain financial assets and liabilities. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which is the Company's fiscal year which began on June 30, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development, and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009, and will impact the accounting for any business combinations entered into after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin (ARB) No. 51," which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. SFAS No. 160 is effective for periods beginning on or after December 15, 2008 and will impact the accounting for noncontrolling interests after the effective date.

In December 2007, the EITF reached a consensus on EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" (EITF No. 07-1), that prohibits companies from applying the equity method of accounting to activities performed outside a separate legal entity by a virtual joint venture. Instead, revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators based on the criteria in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and other applicable accounting literature. The consensus should be applied to collaborative arrangements in existence at the date of adoption using a modified retrospective method that requires reclassification in all periods presented for those arrangements still in effect at the transition date, unless that application is impracticable. The consensus is effective for fiscal years beginning after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009. The Company is in the process of studying the potential financial statement impact of adopting EITF No. 07-1.

In June 2008, the FASB reached a consensus on EITF Issue No. 08-3, "Accounting by Lessees for Nonrefundable Maintenance Deposits." EITF No. 08-3 requires that lessees account for nonrefundable maintenance deposits as deposit assets if it is probable that maintenance activities will occur and the deposit is therefore realizable. Amounts on deposit that are not probable of being used to fund future maintenance activities should be charged to expense. The consensus is effective for fiscal years beginning after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009. The Company is in the process of studying the potential financial statement impact of adopting EITF No. 08-3.

Liquidity and Capital Resources

At June 29, 2008, we had approximately $369.4 million in working capital and approximately $350.2 million in cash and cash equivalents and current investments. At July 1, 2007, we had approximately $328.5 million in working capital and approximately $271.3 million in cash and cash equivalents and current investments and approximately $24.3 million of restricted cash placed in escrow which is included in other assets. We maintain an investment portfolio of various security holdings, types, and maturities. We invest in instruments that meet credit quality standards in accordance with our investment guidelines. We limit our exposure to any one issuer or type of investment with the exception of U.S. Government issued or U.S. Government sponsored entity securities. Our investments were virtually all U.S. Government issued or U.S. Government sponsored entity securities as of June 29, 2008. We do not hold any auction rate securities or direct investments in mortgage-backed securities as of June 29, 2008. We have primarily funded our cash needs from continuing operations. As part of our commitment to the growth and diversification of storage networking infrastructure solutions, we currently plan to continue our strategic investment in research and development, sales and marketing, capital equipment, and facilities. We may also consider future acquisitions in order to achieve our goals.

In addition, in December 2006, we announced our Board of Directors had authorized the repurchase of up to $150 million of our outstanding common stock over the next two years. As of June 29, 2008, we have approximately $39.9 million still available under this program that may be utilized. In early August 2008, our Board of Directors approved approximately $39.9 million of common stock repurchases, which we anticipate completing in the first quarter of fiscal 2009, which is the remaining amount available under the December 2006 plan. In addition, our Board of Directors also authorized a new plan to repurchase up to $100.0 million of our outstanding common stock.

We believe that our existing cash and cash equivalent balances, investments, and anticipated cash flows from operating activities will be sufficient to support our working capital needs, capital expenditure requirements, and our growth and diversification strategy for at the least the next 12 months. We currently do not have any outstanding lines of credit or other borrowings.

Cash provided by operating activities during fiscal 2008 was approximately $142.1 million compared to fiscal 2007 of approximately $129.9 million. The net cash increase provided by operating activities was primarily due to lower inventories as a result of our focused efforts on consolidating and streamlining our supply chain in fiscal 2008 and lower accounts and other receivables due to the weakness from the distribution channel revenues at the end of fiscal 2008, partially offset by lower net income.

Investing activities yielded approximately $36.7 million of cash during fiscal 2008 compared to cash used of approximately $4.7 million during fiscal 2007. The current period addition to cash from investing activities was mainly due to timing of maturities of investments which were not reinvested, partially offset by higher property and equipment expenditures primarily for the facilities in Roseville, California and engineering and development equipment. We anticipate continued higher property and equipment expenditures in the future as we continue our growth and diversification strategy.

Cash used in financing activities during fiscal 2008 was approximately $30.8 million compared to cash used during fiscal 2007 of approximately $280.5 million. The current period usage of cash was primarily due to the purchase of treasury stock of approximately $40.0 million during the first quarter of fiscal 2008 partially offset by cash received from the issuances of common stock under stock plans of approximately $10.4 million. In fiscal 2007, we extinguished the 0.25% convertible subordinated notes of approximately $236.0 million and purchased treasury stock of approximately $70.1 million. In early August 2008, our Board of Directors approved approximately $39.9 million of common stock repurchases, which we anticipate completing in the first quarter of fiscal 2009. In addition, our Board of Directors also authorized a new plan to repurchase up to $100.0 million of common stock outstanding.

We have disclosed outstanding legal proceedings in Item 3 and in Note 10 to our Consolidated Financial Statements, both included in this Annual Report on Form 10-K. Currently, we believe the final resolution of outstanding litigation will not have a material adverse effect on our liquidity or capital resources.

The following summarizes our contractual obligations as of June 29, 2008, and the effect such obligations are expected to have on our liquidity in future periods:

	Payments Due by Period						
	Total	2009	2010	2011	2012	2013	Thereafter
				(In thousands)			
Leases(1)	$21,833	$ 5,187	$5,732	$5,643	$3,718	$1,553	$—
Purchase commitments	44,977	43,226	1,167	584	—	—	—
Other commitments(2)	7,976	6,637	773	563	3	—	—
Total	$74,786	$55,050	$7,672	$6,790	$3,721	$1,553	$—

(1) Lease payments include common area maintenance (CAM) charges.

(2) Consists primarily of commitments to purchase non-recurring engineering services but excludes approximately $32.0 million of unrecognized tax benefits under FIN 48 for which we cannot make a reasonably reliable estimate of the period of payment. See Note 12 to our consolidated financial statements.

Item 7A. *Qualitative and Quantitative Disclosures about Market Risk.*

Interest Rate Sensitivity

Our cash and cash equivalents are not subject to significant interest rate risk due to their short terms to maturity. As of June 29, 2008, the carrying value of our cash and cash equivalents approximated fair value.

As of June 29, 2008, our investment portfolio consisted primarily of fixed income securities of approximately $133.3 million. Also, we do not hold any auction rate securities or direct investments in mortgage-backed securities as of June 29, 2008. We have the positive intent and ability to hold these securities to maturity. Currently, the carrying amount of these securities approximates fair market value. However, the fair market value of these securities is subject to interest rate risk and would decline in value if market interest rates increased. If market interest rates were to increase immediately and uniformly by 10% from the levels existing as of June 29, 2008, the decline in the fair value of the portfolio would not be material to our financial position, results of operations and cash flows. However, if interest rates decreased and securities within our portfolio matured and were re-invested in securities with lower interest rates, interest income would decrease in the future.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is included herein as part of Part IV — Item 15(a) Financial Statements and Schedules of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of June 29, 2008.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of June 29, 2008.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, that occurred during the fourth quarter of fiscal 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance.*

There is incorporated herein by reference the information required by this Item in the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the close of the year ended June 29, 2008. See Part I, Item 1 — "Executive Officers of the Registrant" for information regarding the executive and certain other officers of the Company or its principal operating subsidiaries.

We have adopted the Emulex Corporation Business Ethics and Confidentiality Policy (the Code of Ethics), a code of ethics that applies to all of our directors and officers, including our Chief Executive Officer and President, Chief Financial Officer, Corporate Controller, and other finance organization employees. This Code of Ethics is publicly available on our website at www.emulex.com. If we make any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the

Code of Ethics to our Chief Executive Officer and President, Chief Financial Officer or Corporate Controller, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Item 11. *Executive Compensation.*

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2008 Annual Meeting of Stockholders that will be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended June 29, 2008.

Item 12. *Security Ownership of Certain Beneficial Owners and Management.*

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2008 Annual Meeting of Stockholders that will be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended June 29, 2008.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of June 29, 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Related in Column (a))
	(a)	(b)	(c)
Equity compensations plans approved by security holders(1)	13,133,931	$22.29	4,168,337(4)
Employee stock purchase plan approved by security holders(2)	—	—	465,398
Equity compensations plans not approved by security holders(3)	944,120	$11.05	320,816
Total	14,078,051	$21.54	4,954,551

(1) Consists of the Emulex Corporation Employee Stock Option Plan, the Emulex Corporation 2005 Equity Incentive Plan, the Emulex Corporation 2004 Employee Stock Incentive Plan, and the Emulex Corporation 1997 Stock Option Plan for Non-Employee Directors.

(2) The Emulex Employee Stock Purchase Plan enables employees to purchase our common stock at a 15% discount to the lower of market value at the beginning or end of each six month offering period. As such, the number of shares that may be issued during a given six month period and the purchase price of such shares cannot be determined in advance. See Note 11 to our Consolidated Financial Statements.

(3) Consists of the Sierra Logic, Inc. (Sierra Logic) 2001 Stock Option Plan, Aarohi Communications Inc. (Aarohi) 2001 Stock Option Plan, the Vixel Corporation (Vixel) 2000 Non-Officer Equity Incentive Plan, the Vixel Corporation 1999 Equity Incentive Plan, the Vixel Corporation Amended and Restated 1995 Stock Option Plan, and the Giganet, Inc. (Giganet) 1995 Stock Option Plan. Options issued under these plans were converted into options to purchase Emulex Corporation common stock as a result of the acquisitions of Sierra Logic, Aarohi, Vixel, and Giganet.

(4) Includes net unvested stock granted of 2,135,765 shares that are not deemed issued for accounting purposes until vested.

Item 13. ***Certain Relationships and Related Transactions.***

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2008 Annual Meeting of Stockholders that will be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended June 29, 2008.

Item 14. ***Principal Accountant Fees and Services.***

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2008 Annual Meeting of Stockholders that will be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended June 29, 2008.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Financial Statements and Schedules

1. *Consolidated Financial Statements*

The consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.

2. *Financial Statement Schedule*

The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.

3. *Exhibits*

See Item 15(b) below.

(b) Exhibits

See Exhibit Index attached to this report and incorporated herein by this reference.

EMULEX CORPORATION AND SUBSIDIARIES

ANNUAL REPORT — FORM 10-K
Items 8, 15(a)(1) and 15(a)(2)
Index to Consolidated Financial Statements and Schedule
June 29, 2008, July 1, 2007, and July 2, 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

All other schedules are omitted because the required information is not applicable or the information is presented in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Emulex Corporation:

We have audited the accompanying consolidated balance sheets of Emulex Corporation and subsidiaries as of June 29, 2008 and July 1, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 29, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts and reserves. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emulex Corporation and subsidiaries as of June 29, 2008 and July 1, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended June 29, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in fiscal 2008 and stock-based compensation in fiscal 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Emulex Corporation's internal control over financial reporting as of June 29, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 19, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Costa Mesa, California
August 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Emulex Corporation:

We have audited Emulex Corporation's internal control over financial reporting as of June 29, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emulex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Emulex Corporation maintained, in all material respects, effective internal control over financial reporting as of June 29, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 29, 2008 and July 1, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 29, 2008, and our report dated August 19, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Costa Mesa, California
August 19, 2008

EMULEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
June 29, 2008 and July 1, 2007

	2008	2007
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 217,017	$ 69,036
Investments	133,182	202,288
Accounts and other receivables, net of allowance for doubtful accounts of $1,753 and $1,902 at June 29, 2008 and July 1, 2007, respectively	61,634	67,529
Inventories	19,336	28,973
Prepaid expenses	5,105	4,114
Deferred income taxes	20,773	27,114
Total current assets	457,047	399,054
Property and equipment, net	73,580	64,294
Investments	150	—
Goodwill	87,843	62,347
Intangible assets, net	67,299	108,342
Deferred income taxes	5,481	—
Other assets	7,656	25,440
Total Assets	$ 699,056	$ 659,477
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 23,714	$ 19,761
Accrued liabilities	26,363	29,483
Income taxes payable	37,528	21,285
Total current liabilities	87,605	70,529
Other liabilities	3,633	802
Deferred income taxes	—	6,239
Accrued taxes	31,979	—
Total liabilities	123,217	77,570
Commitments and contingencies (Note 10)		
Subsequent event (Note 16)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized (150,000 shares designated as Series A Junior Participating Preferred Stock); none issued and outstanding	—	—
Common stock, $0.10 par value; 240,000,000 shares authorized; 88,113,322 and 86,906,540 issued at June 29, 2008 and July 1, 2007, respectively	8,811	8,691
Additional paid-in capital	1,080,722	1,045,221
Accumulated deficit	(403,614)	(401,982)
Accumulated other comprehensive income	7	64
Treasury stock, at cost; 5,660,337 and 3,589,278 shares at June 29, 2008 and July 1, 2007, respectively	(110,087)	(70,087)
Total stockholders' equity	575,839	581,907
Total Liabilities and Stockholders' Equity	$ 699,056	$ 659,477

See accompanying notes to consolidated financial statements.

EMULEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended June 29, 2008, July 1, 2007, and July 2, 2006

	2008	2007	2006
	(In thousands, except per share data)		
Net revenues	$488,301	$470,187	$402,813
Cost of sales	187,077	195,579	163,993
Gross profit	301,224	274,608	238,820
Operating expenses:			
Engineering and development	129,232	117,833	89,669
Selling and marketing	57,946	47,870	36,169
General and administrative	38,531	31,416	23,680
Amortization of other intangible assets	9,260	12,082	10,944
Impairment of other intangible assets	—	2,001	—
In-process research and development	—	19,225	17,272
Total operating expenses	234,969	230,427	177,734
Operating income	66,255	44,181	61,086
Nonoperating income, net:			
Interest income	11,672	20,000	21,150
Interest expense	(27)	(1,179)	(2,494)
Other income (expense), net	17	(3,919)	173
Total nonoperating income, net	11,662	14,902	18,829
Income before income taxes	77,917	59,083	79,915
Income tax provision	84,988	29,649	39,464
Net (loss) income	$ (7,071)	$ 29,434	$ 40,451
Net (loss) income per share:			
Basic	$ (0.09)	$ 0.35	$ 0.48
Diluted	$ (0.09)	$ 0.34	$ 0.46
Number of shares used in per share computations:			
Basic	82,147	84,545	83,920
Diluted	82,147	89,089	91,259

See accompanying notes to consolidated financial statements.

EMULEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended June 29, 2008, July 1, 2007, and July 2, 2006

	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/ (Loss)	Deferred Compensation	Treasury Stock	Total Stockholders' Equity
	(In thousands, except share data)							
Balance at July 3, 2005	83,201,002	$8,320	$ 944,545	$(471,867)	—	$(3,407)	—	477,591
Net income	—	—	—	40,451	—	—	—	40,451
Foreign currency translation adjustment	—	—	—	—	(10)	—	—	(10)
Comprehensive income	—	—	—	—	—	—	—	40,441
Reclassification of deferred compensation upon adoption of SFAS No. 123R	—	—	(3,407)	—	—	3,407	—	—
Share-based compensation expense	—	—	21,453	—	—	—	—	21,453
Options issued to purchase Aarohi Communications, Inc., net of securities registration costs	—	—	910	—	—	—	—	910
Exercise of stock options	1,046,804	105	9,886	—	—	—	—	9,991
Tax benefit from exercise of stock options	—	—	3,347	—	—	—	—	3,347
Issuance of common stock under employee stock purchase plan	208,003	21	3,159	—	—	—	—	3,180
Balance at July 2, 2006	84,455,809	8,446	979,893	(431,416)	(10)	—	—	556,913
Net income	—	—	—	29,434	—	—	—	29,434
Foreign currency translation adjustment	—	—	—	—	74	—	—	74
Comprehensive income	—	—	—	—	—	—	—	29,508
Share-based compensation expense	—	—	28,057	—	—	—	—	28,057
Options issued to purchase Sierra Logic, Inc., net of securities registration costs	—	—	7,410	—	—	—	—	7,410
Stock awards vested	101,900	10	(10)	—	—	—	—	—
Common stock withheld for taxes	(25,602)	(2)	(540)	—	—	—	—	(542)
Exercise of stock options	2,130,320	213	18,823	—	—	—	—	19,036
Tax benefit from exercise of stock options	—	—	7,951	—	—	—	—	7,951
Issuance of common stock under employee stock purchase plan	244,113	24	3,637	—	—	—	—	3,661
Purchase of treasury stock	(3,589,278)	—	—	—	—	—	(70,087)	(70,087)
Balance at July 1, 2007	83,317,262	8,691	1,045,221	(401,982)	64	—	(70,087)	581,907
Net loss	—	—	—	(7,071)	—	—	—	(7,071)
Foreign currency translation adjustment	—	—	—	—	(57)	—	—	(57)
Comprehensive loss	—	—	—	—	—	—	—	(7,128)
Cumulative effect of adoption of FIN 48	—	—	(3,095)	5,439	—	—	—	2,344
Share-based compensation expense	—	—	29,008	—	—	—	—	29,008
Stock awards vested	450,836	45	(45)	—	—	—	—	—
Common stock withheld for taxes	(150,417)	(15)	(2,667)	—	—	—	—	(2,682)
Exercise of stock options	594,542	59	5,835	—	—	—	—	5,894
Tax benefit from exercise of stock options	—	—	1,965	—	—	—	—	1,965
Issuance of common stock under employee stock purchase plan	311,821	31	4,500	—	—	—	—	4,531
Purchase of treasury stock	(2,071,059)	—	—	—	—	—	(40,000)	(40,000)
Balance at June 29, 2008	82,452,985	$8,811	$1,080,722	$(403,614)	$ 7	$ —	$(110,087)	$575,839

See accompanying notes to consolidated financial statements.

EMULEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
June 29, 2008, July 1, 2007, and July 2, 2006

	2008	2007	2006
		(In thousands)	
Cash flows from operating activities:			
Net (loss) income	$ (7,071)	$ 29,434	$ 40,451
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Amortization of premiums and accretion of discounts on investments, net	(437)	—	—
Depreciation and amortization of property and equipment	19,113	17,654	16,346
Amortization of discount on convertible subordinated notes	—	823	1,795
Share-based compensation expense	29,002	28,030	21,318
Amortization of intangible assets	32,302	37,887	25,691
Impairment of strategic investment and related note receivable	—	4,975	—
In-process research and development expense	—	19,225	17,272
Loss on disposal of property and equipment	128	148	50
Deferred income taxes	(3,167)	(2,960)	(125)
Excess tax benefits from share-based compensation	(1,411)	(6,809)	(3,961)
Impairment of other intangible assets	3,097	2,175	—
Foreign currency adjustments	(28)	(210)	(104)
Changes in assets and liabilities:			
Accounts and other receivables, net	5,895	(3,598)	(13,346)
Inventories	9,632	(2,309)	13,987
Prepaid expenses and other assets	(2,656)	325	360
Accounts payable, accrued liabilities, and other liabilities	325	2,292	(15,253)
Accrued taxes	11,670	—	—
Income taxes payable	45,721	2,811	6,230
Net cash provided by operating activities	142,115	129,893	110,711
Cash flows from investing activities:			
Net proceeds from sale of property and equipment	85	76	98
Additions to property and equipment	(27,748)	(13,141)	(16,644)
Payments for purchase of Sierra Logic, Inc., net of cash acquired	—	(134,188)	—
Restricted cash placed in escrow related to Sierra Logic, Inc. acquisition	—	(24,316)	—
Investment in privately-held company	(5,000)	(4,975)	—
Payments for purchase of Aarohi Communications, Inc., net of cash acquired	—	—	(34,816)
Purchases of investments	(794,960)	(2,234,859)	(2,384,576)
Maturities of investments	864,353	2,406,728	2,412,073
Net cash provided by (used in) investing activities	36,730	(4,675)	(23,865)
Cash flows from financing activities:			
Retirement of debt assumed in conjunction with Sierra Logic, Inc. acquisition	—	(3,425)	—
Retirement of convertible subordinated notes	—	(236,000)	—
Proceeds from issuance of common stock under stock plans	10,425	22,697	13,171
Repurchase of common stock	(40,000)	(70,087)	—
Tax withholding payments reimbursed by common stock	(2,682)	(542)	—
Excess tax benefits from share-based compensation	1,411	6,809	3,961
Net cash (used in) provided by financing activities	(30,846)	(280,548)	17,132
Effect of exchange rates on cash and cash equivalents	(18)	74	(3)
Net increase (decrease) in cash and cash equivalents	147,981	(155,256)	103,975
Cash and cash equivalents at beginning of year	69,036	224,292	120,317
Cash and cash equivalents at end of year	$ 217,017	$ 69,036	$ 224,292

See accompanying notes to consolidated financial statements.

EMULEX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Summary of Significant Accounting Policies

Description of Business

Emulex Corporation (Emulex or the Company), a Delaware corporation, creates enterprise-class products that connect storage, servers and networks. Emulex supplies a broad range of advanced storage networking infrastructure solutions. The Company's products and technologies leverage flexible multi protocol architectures that extend from deep within the storage array to the server edge of storage area networks (SANs). Emulex's storage networking offerings include host bus adapters (HBAs), mezzanine cards for blade servers, embedded storage bridges, routers, and switches, storage Input/Output controllers (IOCs), and data center networking solutions. HBAs and mezzanine cards are the data communication products that enable servers to connect to storage networks by offloading communication processing tasks as information is delivered and sent to the storage network. Embedded storage bridges, routers, and switches and IOCs are deployed inside storage arrays, tape libraries and other storage appliances.

Principles of Consolidation

The consolidated financial statements include the accounts of Emulex Corporation, and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The Company's fiscal year ends on the Sunday nearest June 30. Fiscal years 2008, 2007, and 2006 were comprised of 52 weeks and ended on June 29, 2008, July 1, 2007, and July 2, 2006, respectively. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

Certain reclassifications have been made to prior year amounts to conform to current year's presentation.

Use of Estimates

The preparation of the consolidated financial statements, notes, and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Estimates are used for, but not limited to, revenue recognition and cost of sales; the useful life and carrying amount of property and equipment and intangibles; carrying amount of goodwill; deferred taxes and any associated valuation allowances; tax uncertainties; allowances for doubtful accounts and product returns; inventory valuation; stock-based compensation; warranty and other accrued liabilities; cost of an acquired entity and allocation of purchase price. Actual results could differ materially from management's estimates.

Foreign Currency Translation

The functional currencies of the Company's foreign subsidiaries are determined in accordance with Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation" (SFAS No. 52). Assets and liabilities are translated into U.S. dollars at the exchange rate at the balance sheet date, whereas revenues and expenses are translated into U.S. dollars at the average exchange rate for the reporting period. Translation adjustments are included in accumulated other comprehensive income (loss) and realized transaction gains and losses are recorded in the results of operations.

Cash Equivalents

The Company classifies highly liquid debt instruments, excluding corporate bonds and commercial paper, with original maturities of three months or less and deposits in money market funds, as cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Investments

The Company determines the appropriate balance sheet classification of its investments in debt securities based on maturity date at the time of purchase and evaluates the classification at each balance sheet date. Debt securities are classified as held to maturity as the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost plus accrued interest. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity value. Such amortization and accretion are included in interest income.

From time to time, the Company makes equity investments in non-publicly traded companies, where the Company is unable to exercise significant influence over the investee. These investments are accounted for under the cost method. Under the cost method, investments are carried at cost and are adjusted for other-than-temporary declines in fair value, distributions of earnings, or additional investments. The Company monitors its investments for impairment on a quarterly basis and makes appropriate reductions in carrying values when such impairments are determined to be other-than-temporary. Impairment charges are included in other income (expense), net in the consolidated statements of operations. Factors used in determining an impairment include, but are not limited to, the current business environment including competition and uncertainty of financial condition; going concern considerations such as the rate at which the investee utilizes cash, and the investee's ability to obtain additional financing. As of June 29, 2008 and July 1, 2007, the carrying values of the Company's equity investments in non-publicly traded companies were approximately $5.0 million and zero, respectively, and were included in Other Assets in the accompanying consolidated balance sheets. In fiscal 2008, the Company made an investment of approximately $5.0 million in a privately-held company in the storage networking industry. In early fiscal 2007, the Company also invested approximately $5.0 million in an early stage, privately held, company in the storage networking industry, however, the investment was subsequently impaired at the end of fiscal 2007.

Additionally, in accordance with SFAS No. 95, "Statement of Cash Flows" (SFAS No. 95), not all investments that qualify as cash equivalents are required to be treated as cash equivalents. Pursuant to the Company's investment policy, the Company classifies all corporate bonds and commercial paper with original maturities of three months or less as short-term investments.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the accompanying consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make requested payments based upon historical write-offs as a percentage of net revenues and management's review of outstanding accounts receivable. Amounts due from customers are charged against the allowance for doubtful accounts when management believes the collectibility of the amount is unlikely. Although the Company has not experienced significant losses on accounts receivable historically, its accounts receivable are concentrated with a small number of customers. Consequently, any write off associated with one of these customers could have a significant impact on the Company's allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost on a first-in, first-out basis or market. The Company uses a standard cost system for purposes of determining cost. The standards are adjusted periodically to approximate actual cost. The Company regularly compares forecasted demand and the composition of the forecast for its products against inventory on hand and open purchase commitments to ensure the carrying value of inventories does not exceed net realizable value. Accordingly, the Company may have to record reductions to the carrying value of excess and obsolete inventories if forecasted demand decreases. Cash flows related to the sale of inventory are included in net cash provided by operating activities in the accompanying consolidated statements of cash flows.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 4 to 39 years for buildings, building improvements and land improvements, 2 to 7 years for production and test equipment, and 2 to 10 years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of remaining lease term or estimated useful life of the asset. Depreciation expense related to property and equipment used in the production process is recorded in cost of sales. Depreciation expense related to property and equipment used in all other activities is recorded in operating expense.

Goodwill

The Company accounts for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired. Management considers the Company's business as a whole to be its reporting unit for purposes of testing for impairment. This impairment test is performed annually during the fiscal fourth quarter.

A two-step test is used to identify the potential impairment and to measure the amount of goodwill impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

During the annual goodwill impairment test in fiscal 2008, the Company completed step one and determined that there was no impairment of goodwill since the fair value (based on the quoted market price) of the reporting unit exceeded its carrying value.

Long-Lived Assets

The Company applies SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), under which the recoverability of long-lived assets, including property and equipment, is assessed by determining whether the carrying value of an asset can be recovered through projected undiscounted future operating cash flows over its remaining life whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying value. The amount of impairment, if any, is measured based on fair value, which is determined using projected discounted future operating cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

Intangible Assets, Net

Intangibles resulting from the acquisitions are carried at cost less accumulated amortization. For assets with determinable useful lives, amortization is computed using the straight-line method over the estimated economic lives of the respective intangible assets, ranging from 2 to 7 years. Periodically, the Company assesses whether its long-lived assets including intangibles, should be tested for recoverability whenever events or circumstances indicate that their carrying value may not be recoverable.

Revenue Recognition

The Company generally recognizes revenue at the time of shipment when title and risk of loss have passed, evidence of an arrangement has been obtained, pricing is fixed or determinable at the date of sale, and collectibility is reasonably assured. The Company makes certain sales through two tier distribution channels and has various distribution agreements with selected distributors and Master Value Added Resellers (collectively, the Distributors). These distribution agreements may be terminated upon written notice by either party. Additionally, these Distributors are generally given privileges to return a portion of inventory and to participate in price protection and cooperative marketing programs. Therefore, the Company recognizes revenue on its standard products sold to its Distributors based on data received from the Distributors and management's estimates to approximate the point that these products have been resold by the Distributors. Original Equipment Manufacturer (OEM) specific models sold to the Company's Distributors are governed under the related OEM agreements rather than under these distribution agreements. The Company recognizes revenue at the time of shipment to the Distributors for OEM specific models when title and risk of loss have passed, evidence of an arrangement has been obtained, the fee is fixed or determinable, and collectibility is reasonably assured. Additionally, the Company maintains accruals and allowances for price protection and cooperative marketing programs. Moreover, the Company accounts for these incentive programs in accordance with Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF No. 01-09). Accordingly, the Company classifies the costs of these programs based on the identifiable benefit received as either a reduction of revenue, a cost of sale, or an operating expense.

Warranty

The Company provides a warranty of between one and five years on its products. The Company records a provision for estimated warranty related costs at the time of sale based on historical product return rates and management's estimates of expected future costs to fulfill the Company's warranty obligations. The Company evaluates its ongoing warranty obligation on a quarterly basis.

Research and Development

Research and development costs, including costs related to the development of new products and process technology, are expensed as incurred.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses amounted to approximately $7.8 million, $5.9 million, and $5.5 million for fiscal years 2008, 2007, and 2006, respectively.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. As of July 2, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48), which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Under FIN 48, income tax positions should be recognized in the first reporting period that the tax position meets the recognition threshold. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period should be derecognized in that period. Differences between actual results and the Company's assumptions, or changes in its assumptions in future periods, are recorded in the period they become known. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income. To the extent management believes that recovery is more likely than not, the Company does not establish a valuation allowance.

Net (Loss) Income per Share

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share is computed by dividing adjusted net (loss) income by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would be outstanding if the dilutive potential common shares and unvested stock from stock option plans and convertible subordinated notes had been issued. The dilutive effect of outstanding stock options and unvested stock is reflected in diluted net (loss) income per share by application of the treasury stock method. The dilutive effect of convertible subordinated notes is reflected in diluted net (loss) income per share by application of the if-converted method.

Supplemental Cash Flow Information

Cash paid during the year for:

	2008	2007	2006
		(In thousands)	
Interest	$ 27	$ 336	$ 597
Income taxes	$32,853	$29,631	$33,985

Non-cash activities:

	2008	2007	2006
		(In thousands)	
Additional goodwill resulting from escrow release as required by the Sierra Logic, Inc. acquisition agreement	$24,277	$ —	$ —
Capital expenditures included in accounts payable in the Company's consolidated balance sheets	$ 1,874	$ 939	$ 2,217

Comprehensive (Loss) Income

Comprehensive (loss) income represents the net change in stockholders' equity during a period from sources other than transactions with stockholders and, as such, includes net (loss) income and other specified components. For the Company, the only component of comprehensive (loss) income, other than net (loss) income, is the change in the cumulative foreign currency translation adjustments recognized in stockholders' equity.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires that the compensation cost related to share-based payment transactions, measured based on the fair value of the equity or liability instruments issued, be recognized in the financial statements. The adoption of SFAS No. 123R was required in fiscal years beginning after June 15, 2005.

Effective July 4, 2005, the Company adopted SFAS No. 123R, and related guidance, using the modified prospective transition method which provides for only the current and future period stock-based awards to be measured and recognized at fair value. Previously, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. As a result of the adoption of SFAS No. 123R, such tax benefits are reported as a financing cash inflow rather than as an operating cash inflow.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option pricing model (Black-Scholes model) based on the market price of the underlying common stock as of the date of grant, the expected term, stock price volatility, and expected risk-free interest rates. Expected volatilities are based on methodologies utilizing equal weighting involving both historical periods equal to the expected term and implied volatilities based on traded options to buy the Company's shares. The fair value of each unvested stock award is based on the market price as of the date of the grant.

Fair Value of Financial Instruments

Management believes the fair values of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, investments, accounts payable, and accrued liabilities approximate carrying value.

Business and Credit Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term and long-term investments, and accounts receivable. Cash, cash equivalents, and investments, both short-term and long-term, are primarily maintained at three major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits, if any. The Company principally invests in U.S. Government issued securities, U.S. Government sponsored entity securities and corporate bonds and with the exception of the U.S. Government issued or U.S. Government sponsored entity securities, limits the amount of credit exposure to any one entity.

The Company sells its products to OEMs and distributors in the computer storage and server industry. Consequently, the Company's net revenues and accounts receivable are concentrated. Direct sales to the Company's top 5 customers accounted for 61%, 64% and 69% of total net revenues in fiscal years 2008, 2007, and 2006, respectively. The level of sales to any single customer may vary and the loss of any one of these customers, or a decrease in the level of sales to any one of these customers, could have a material adverse impact on the Company. Furthermore, although the Company sells to customers throughout the world, sales in the United States and Europe accounted for approximately 73% of the Company's net revenues in fiscal year 2008, and the Company expects for the foreseeable future, these sales will account for the substantial majority of the Company's revenues. Sales to customers are denominated in U.S. dollars. Consequently, the Company believes its foreign currency risk is minimal. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts. Historically, the Company has not experienced significant losses on accounts receivable.

Additionally, the Company currently relies on single and limited supply sources for several key components used in the manufacturing of its products. Also, the Company relies on two Electronics Manufacturing Services (EMS) providers for the manufacturing of its products. The inability or unwillingness of any single and limited source suppliers or the inability or unwillingness of any of the Company's EMS provider sites to fulfill supply and production requirements, respectively, could materially impact future operating results.

Segment Information

The Company applies SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 uses the "management" approach to determine segments of an enterprise. The management approach is based on the method by which management organizes its operating segments within the enterprise. Operating segments, as defined by SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The Company operates in one operating segment, networking products, for purposes of SFAS No. 131.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the Company's fiscal year which began on June 30, 2008. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157." FSP No. 157-2 permits a one-year deferral in applying the measurement provisions of SFAS 157 to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 and FSP 157-2 is not expected to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure certain financial assets and liabilities. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which is the Company's fiscal year which began on June 30, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development, and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS No. 141R is effective for fiscal years beginning after December 15,

2008, which is the Company's fiscal year beginning June 29, 2009, and will impact the accounting for any business combinations entered into after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin (ARB) No. 51," which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. SFAS No. 160 is effective for periods beginning on or after December 15, 2008 and will impact the accounting for noncontrolling interests after the effective date.

In December 2007, the EITF reached a consensus on EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" (EITF No. 07-1), that prohibits companies from applying the equity method of accounting to activities performed outside a separate legal entity by a virtual joint venture. Instead, revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators based on the criteria in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and other applicable accounting literature. The consensus should be applied to collaborative arrangements in existence at the date of adoption using a modified retrospective method that requires reclassification in all periods presented for those arrangements still in effect at the transition date, unless that application is impracticable. The consensus is effective for fiscal years beginning after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009. The Company is in the process of studying the potential financial statement impact of adopting EITF No. 07-1.

In June 2008, the FASB reached a consensus on EITF Issue No. 08-3, "Accounting by Lessees for Nonrefundable Maintenance Deposits." EITF No. 08-3 requires that lessees account for nonrefundable maintenance deposits as deposit assets if it is probable that maintenance activities will occur and the deposit is therefore realizable. Amounts on deposit that are not probable of being used to fund future maintenance activities should be charged to expense. The consensus is effective for fiscal years beginning after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009. The Company is in the process of studying the potential financial statement impact of adopting EITF No. 08-3.

Note 2 Business Combination

On October 2, 2006, the Company acquired 100% of the outstanding common shares of Sierra Logic, Inc. (Sierra Logic), a privately-held supplier of embedded products for storage networking equipment located in Roseville, California. The acquisition is part of the Company's strategy to diversify its business by expanding its embedded products beyond fibre channel to other disk drive protocols. The addition of Sierra Logic's serial advanced technology attachment (SATA) products, as well as other products under development, will enable the Company to provide its customers with cost effective, end-to-end solutions with enhanced features such as virtualization, multi-protocol interoperability and tiered storage. The Company accounted for the acquisition using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The aggregate purchase price was approximately $171.3 million, including approximately $137.6 million of cash for convertible preferred stock and common stock, approximately $7.4 million in assumed vested stock options, other transaction costs of approximately $2.0 million, and approximately $24.3 million in contingent consideration released from escrow in fiscal 2008. This aggregate purchase price does not include approximately $8.3 million in restricted stock, and approximately $1.1 million in unvested stock options that is being recognized as compensation expense post-acquisition.

The value initially assigned to goodwill was approximately $62.5 million in fiscal 2007 and increased to approximately $88.0 million due to the contingent consideration released from escrow and purchase price refinements for taxes in fiscal 2008. The value assigned to goodwill is not deductible for tax purposes. The acquisition has been included in the 2007 consolidated balance sheet of the Company and the operating results have been included in the 2007 consolidated statements of operations of the Company since the date of acquisition.

Following is the supplemental unaudited pro forma information for the twelve months ended July 1, 2007 and July 2, 2006, assuming the acquisition had taken place at the beginning of each fiscal year. The pro forma information is based upon the statement of operations of Emulex for the twelve months ended July 1, 2007, and the statement of income of Sierra Logic for the period from July 1, 2006 to September 30, 2006. The pro forma information for the twelve months ended July 2, 2006, is based upon the statement of operations of Emulex for the twelve months ended July 2, 2006, and the statement of income of Sierra Logic for the period from July 1, 2005 to June 30, 2006.

The pro forma information includes adjustments for the amortization of intangible assets acquired, incremental stock-based compensation expense resulting from the combination, the decrease to interest income resulting from the acquisition, and the related estimated tax effects of these adjustments. Included in the pro forma information for the twelve months ended July 1, 2007 is the nonrecurring IPR&D charge of approximately $21.8 million that was immediately recognized as an operating expense in the accompanying fiscal 2007 consolidated statement of operations upon the acquisition date. The pro forma results are not necessarily indicative of the future results or results that would have been reported had the acquisition taken place when assumed.

	Twelve Months Ended	
	July 1, 2007	July 2, 2006
	(Unaudited) (In thousands, except per share data)	
Net revenues	$477,620	$425,404
Net income	$ 26,178	$ 23,367
Net income per basic share	$ 0.31	$ 0.28
Net income per diluted share	$ 0.30	$ 0.26

Note 3 Cash, Cash Equivalents, and Investments

The Company's portfolio of cash, cash equivalents, and investments consists of the following:

	2008	2007
	(In thousands)	
Cash	$149,741	$ 12,236
Money market funds	67,276	56,800
Commercial paper	—	180,580
Municipal bonds	4,626	—
U.S. Government securities	29,250	—
U.S. Government sponsored entity securities	90,528	12,603
Corporate bonds	8,928	9,105
Total cash, cash equivalents, and investments	$350,349	$271,324

As of June 29, 2008, and July 1, 2007, the net unrealized holding gains and losses on investments were immaterial. Investments at June 29, 2008 and July 1, 2007, were classified as shown below:

	2008	2007
	(In thousands)	
Cash and cash equivalents	$217,017	$ 69,036
Short-term investments (maturities less than one year)	133,182	202,288
Long-term investments (maturities from one to five years)	150	—
Total	$350,349	$271,324

Note 4 Inventories

Inventories, are summarized as follows:

	2008	2007
	(In thousands)	
Raw materials	$ 4,090	$11,128
Finished goods	15,246	17,845
Total inventories	$19,336	$28,973

Note 5 Property and Equipment

Components of property and equipment, net, are as follows:

	2008	2007
	(In thousands)	
Production and test equipment	$ 81,774	$ 70,368
Furniture and fixtures	38,067	30,819
Buildings and improvements	37,790	31,495
Land	12,532	12,532
	170,163	145,214
Less accumulated depreciation and amortization	(96,583)	(80,920)
Total property and equipment, net	$ 73,580	$ 64,294

Note 6 Goodwill and Intangible Assets, net

The activity in goodwill during the twelve months ended June 29, 2008 is as follows:

	Carrying Amount
	(In thousands)
Goodwill, as of July 1, 2007	$62,347
Escrow release as required by Sierra Logic acquisition agreement	24,277
Purchase price allocation refinements	1,219
Goodwill, as of June 29, 2008	$87,843

Intangible assets, net, are as follows:

	2008	2007
	(In thousands)	
Intangible assets subject to amortization:		
Core technology and patents	$ 92,272	$ 95,471
Accumulated amortization, core technology and patents	(75,607)	(65,347)
Developed technology	77,313	81,982
Accumulated amortization, developed technology	(32,788)	(19,731)
Customer relationships	38,674	40,608
Accumulated amortization, customer relationships	(34,047)	(27,170)
Tradename	4,643	4,896
Accumulated amortization, tradename	(3,161)	(2,546)
Covenants not-to-compete	516	3,575
Accumulated amortization, covenants not-to-compete	(516)	(3,396)
Intangible assets subject to amortization, net	$ 67,299	$108,342

During fiscal 2008, an impairment charge of approximately $3.1 million was recorded in accordance with SFAS No. 144. The impairment charge was related to a developed technology intangible asset acquired from Aarohi. The initial value ascribed to this developed technology intangible asset was based primarily on forecasted revenues from products which the Company decided, during fiscal 2008, to no longer place into production. The Company recorded the impairment charge to reduce the carrying value of this developed technology intangible asset to the estimated fair value of zero. This impairment charge was recorded in cost of sales in the accompanying consolidated statements of operations.

During fiscal 2007, the Company recorded an impairment charge of approximately $2.0 million related to the customer relationships intangible asset from the Aarohi acquisition. The initial value ascribed to this customer relationship was based primarily on forecasted revenues from McDATA Corporation (McDATA). Subsequent to this initial valuation, Brocade Communications Systems, Inc. (Brocade) completed its acquisition of McDATA in January 2007. Following completion of the acquisition, Brocade informed the Company of its intent to terminate certain projects that included the Company's products. As a result of this triggering event, impairment testing was deemed necessary and the Company wrote down the asset to its estimated fair value of zero in accordance with SFAS No. 144. This impairment charge was recorded in the line item impairment of other intangible assets in the consolidated statements of operations.

Aggregated amortization expense for intangible assets for fiscal year 2008, 2007, and 2006, was approximately $32.3 million, $37.9 million, and $25.7 million respectively, of which approximately $23.0 million, $25.8 million, and $14.7 million of amortization expense related to core technology and developed technology, respectively, has been included in cost of sales within the consolidated statements of operations.

The following table presents the estimated aggregated amortization expense of intangible assets for the next five full fiscal years (in thousands):

2009	$24,266
2010	21,723
2011	17,725
2012	3,585
2013	—
	$67,299

Note 7 Accrued Liabilities

Components of accrued liabilities are as follows:

	2008	2007
	(In thousands)	
Payroll and related costs	$11,792	$15,879
Warranty liability	4,174	3,832
Deferred revenue and accrued rebates	4,848	3,724
Other	5,549	6,048
Total accrued liabilities	$26,363	$29,483

The Company provides a warranty of between one to five years on its products. The Company records a provision for estimated warranty related costs at the time of sale based on historical product return rates and the Company's estimates of expected future costs of fulfilling its warranty obligations. Changes to the warranty liability in 2008 and 2007 were:

	2008	2007
	(In thousands)	
Balance at beginning of period	$ 3,832	$ 2,949
Accrual for warranties issued	3,306	3,685
Changes to pre-existing warranties (including changes in estimates)	(1,002)	—
Settlements made (in cash or in kind)	(1,962)	(2,802)
Balance at end of period	$ 4,174	$ 3,832

Note 8 Convertible Subordinated Notes

In fiscal year 2004, the Company completed a $517.5 million private placement of 0.25% contingently convertible subordinated notes due 2023 (Notes). Interest was payable in cash on June 15th and December 15th of each year beginning June 15, 2004. Under the terms of the offering, the Notes could be convertible into shares of Emulex common stock at a price of $43.20 per share at the option of the holder upon the occurrence of certain events.

The Notes provided for a scheduled maturity date 20 years following issuance and were not callable for the first five years. Holders of the Notes had rights to require the Company to purchase the Notes for cash by giving written notice within the 20 business days prior to each of December 15, 2006, December 15, 2008, December 15, 2013, or December 15, 2018 or upon a change in control.

During fiscal 2005, the Company repurchased approximately $281.5 million of the Notes at a discount to face value, spending approximately $256.5 million. The resulting net pre-tax gain of approximately $20.8 million from the repurchase of these 0.25% convertible subordinated notes was recorded in fiscal 2005. The repurchased notes were cancelled, leaving 0.25% convertible subordinated notes outstanding with a face value of approximately $236.0 million that, if converted, would result in the issuance of approximately 5.5 million shares. As of July 2, 2006, none of the Company's 0.25% contingent convertible notes were authorized for repurchase at a discount to par value.

On November 15, 2006, the Company announced the commencement of the put option period for holders of its Notes to surrender their Notes for purchase. Each holder of the Notes had the right to require Emulex to purchase all or any part of such holder's Notes at a price equal to $1,000 per $1,000 of principal amount plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of purchase. At the end of the put option period on December 15, 2006, all such Notes were surrendered and the Company paid approximately $236.0 million to retire these Notes. No gain or loss occurred as a result of the retirement of these Notes. Thus, as of July 1, 2007, there were no Notes outstanding.

Note 9 Employee Retirement Savings Plans

The Company has a pretax savings and profit sharing plan under Section 401(k) of the Internal Revenue Code (IRC) (the Plan) for substantially all domestic employees. Under the Plan, eligible employees are able to contribute up to 15% of their compensation not to exceed the maximum IRC deferral amount. In addition, Company discretionary contributions match up to 4% of a participant's compensation. The Company's contributions under this plan were approximately $3.0 million, $2.5 million, and $1.9 million in fiscal years 2008, 2007, and 2006, respectively.

The Company's eligible employees in the United Kingdom are offered a similar plan, which allows the employees to contribute up to 15% of their compensation. In addition, Company discretionary contributions match up to 4% of a participant's compensation. The Company's contributions under this plan were approximately $62 thousand, $46 thousand, and $44 thousand in fiscal years 2008, 2007, and 2006, respectively.

The Company's eligible employees in India are offered a similar plan, which allows the employees to contribute up to 4% of their compensation. In addition, Company discretionary contributions match up to 4% of a participant's compensation. The Company's contributions under this plan were approximately $58 thousand, $16 thousand, and $5 thousand in fiscal years 2008, 2007, and 2006, respectively.

Note 10 Commitments and Contingencies

Leases

The Company leases certain facilities and equipment under long-term noncancelable operating lease agreements, which expire at various dates through 2013. Rent expense for the Company under operating leases, including month-to-month rentals, totaled approximately $4.9 million, $3.9 million and $2.9 million in fiscal years 2008, 2007, and 2006, respectively. The Company has recorded rent expense on a straight-line basis based on contractual lease payments. Allowances from lessors for tenant improvements have been included in the straight-line rent expense for the applicable locations.

Future minimum noncancelable lease commitments are as follows (in thousands):

	Operating Leases
Fiscal year:	
2009	$ 5,155
2010	5,700
2011	5,612
2012	3,712
2013	1,553
Thereafter	—
Total minimum lease payments	$21,732

Litigation

On November 15, 2001, prior to the Company's acquisition of Vixel Corporation, a securities class action was filed in the United States District Court in the Southern District of New York as Case No. 01 CIV. 10053 (SAS), Master File No. 21 MC92 (SAS) against Vixel and two of its officers and directors (one of which is

James M. McCluney, the Company's current Chief Executive Officer and President) and certain underwriters who participated in the Vixel initial public offering in late 1999. The amended complaint alleges violations under Section 10(b) of the Exchange Act and Section 11 of the Securities Act and seeks unspecified damages on behalf of persons who purchased Vixel stock during the period October 1, 1999 through December 6, 2000. In October 2002, the parties agreed to toll the statute of limitations with respect to Vixel's officers and directors until September 30, 2003, and on the basis of this agreement, Vixel's officers and directors were dismissed from the lawsuit without prejudice. During June 2003, Vixel and the other issuer defendants in the action reached a tentative settlement with the plaintiffs that would, among other things, result in the dismissal with prejudice of all claims against the defendants and their officers and directors. In connection with the possible settlement, those officers and directors who had entered tolling agreements with the plaintiffs agreed to extend those agreements so that they would not expire prior to any settlement being finalized. Although Vixel approved this settlement proposal in principle, it remained subject to a number of procedural conditions, as well as formal approval by the court. On August 31, 2005, a Preliminary Order In Connection With Settlement Proceedings was issued by the court which among other items, set a date for a Settlement Fairness Hearing held on April 24, 2006, and the form of notice to the Settlement Classes of the Issuers' Settlement Stipulation. In December 2005, the settlement notices authorized by the court were sent to former Vixel stockholders and the web site www.iposecuritieslitigation.com was created for claimants, as well as a March 24, 2006 objection deadline. At the Settlement Fairness Hearing held on April 24, 2006, the court raised the following primary issues: (1) the (possible) change in value of the settlement since preliminary approval, and whether the benefits of the settlement should be evaluated at the time of approval or at the time of negotiation; (2) how the class certification argument before the Second Circuit Court of Appeals could or would affect the fairness of the settlement; (3) how to evaluate the intangible benefits of the settlement to the class members; and (4) how to value the $1 billion guarantee (for the consolidated litigation involving Vixel and 297 other Issuers) by insurers in the stipulation and agreement of settlement in light of the underwriters' potential future settlements. The Court did not rule on April 24, 2006 on the motion for final approval or objections. On June 6, 2006, the Second Circuit Court of Appeals held oral arguments on the appeal by the underwriters of Judge Scheindlin's class certification decision. On or about July 17, 2006, Emulex assigned to the class action plaintiffs any IPO claims that Emulex (Vixel) had against RBC Dain Rauscher in the IPO litigation, as required by the settlement agreement. On December 5, 2006, the Second Circuit Court of Appeals issued a decision reversing Judge Scheindlin's class certification decision. On December 14, 2006, Judge Scheindlin issued an order to stay all proceedings pending a decision from the Second Circuit on whether it will hear further argument. On about January 6, 2007, Emulex assigned to the class action plaintiffs any IPO claims that Emulex (Vixel) had against The Bear Stearns Companies Inc. and Bear Stearns & Co. Inc. in the IPO litigation, as required by the settlement agreement. On April 6, 2007, the Second Circuit denied the plaintiffs' petition for rehearing of the decision denying class certification. During April 2007, counsel for Emulex and other Issuers informed Judge Scheindlin that, in light of the Second Circuit opinion, the settlement agreement could not be approved because the defined settlement class, like the litigation class, did not meet the Second Circuit requirements for certification. Judge Scheindlin held a conference on May 30, 2007 to consider issues relating to the class definitions, the statute of limitations, settlement, and discovery. On June 25, 2007, Judge Scheindlin signed a Stipulation and Order submitted by the parties which terminated the June 10, 2004 Stipulation and Agreement of Settlement with Defendant Issuers and Individuals. On June 26, 2007, a document production request from the plaintiffs to all 298 issuers (including Vixel) was received, covering documents from each issuer's inception through December 31, 2001. In September 2007, due to the expiration of the tolling agreements, those officers and directors who had entered tolling agreements with the plaintiffs agreed to extend those agreements until August 27, 2010. On December 19, 2007, the issuers and their respective insurers entered into an Insurers-Insureds Agreement (replacing an earlier agreement), which provides for the insurers to pay for certain defense costs under applicable issurer insurance policies. On December 21, 2007, issuer defendants filed an opposition to plaintiffs' motion for class certification of certain focus cases. On March 26, 2008, defendants' motion to dismiss was denied except to certain claims by plaintiffs who did not suffer damages or whose claims were time barred.

In addition to the ongoing litigation discussed above, the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of the open matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Other Commitments and Contingencies

The Company has entered into various agreements for purchases of inventory. As of June 29, 2008, the Company's purchase obligation associated with inventory was approximately $45.0 million.

In addition, the Company provides limited indemnification in selected circumstances within its various customer contracts whereby the Company indemnifies the parties to whom it sells its products with respect to the Company's product infringing upon certain intellectual property, and in some limited cases against bodily injury or damage to real or tangible personal property caused by a defective Company product. It is not possible to predict the maximum potential amount of future payments under these or similar agreements, due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement.

Note 11 Shareholders' Equity

Stock Repurchase Program

On December 5, 2006, the Company's Board of Directors authorized the repurchase of up to $150 million of its outstanding common stock over the next two years. The Company may repurchase shares from time-to-time in open market purchases or privately negotiated transactions. The share repurchases will be financed by available cash balances and cash from operations. For fiscal years 2008 and 2007, the Company repurchased 2,071,059 and 3,589,278 shares of its common stock, respectively, under this program at an aggregate purchase price of approximately $40.0 million and $70.1 million, respectively, for an average of $19.31 per share and $19.53 per share, respectively. Approximately $39.9 million is available under this program as of June 29, 2008 (see Note 16).

Repurchased shares have been recorded as treasury stock under the cost method and will be held until the Company's Board of Directors designates that these shares be retired or used for other purposes.

Shareholder Rights Plan

The Company has a Shareholder Rights Plan that provides for Preferred Stock Purchase Rights (Rights) that attach to and transfer with each share of common stock. When the Rights become exercisable, each Right entitles the holder to purchase from the Company one unit consisting of 1/100 of a share of Series A Junior Participating Preferred Stock for $300 per unit, subject to adjustment. The Rights become exercisable if (i) a person or group (Acquiring Person) has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of common stock, (ii) a person becomes the beneficial owner of 30% or more of the outstanding shares of common stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions with the Company or (iv) an event occurs which results in an Acquiring Person's ownership interest being increased by more than 1%. Upon exercise and payment of the purchase price for the Rights, the Rights holder (other than an Acquiring Person) will have the right to receive Company common stock (or, in certain circumstances, cash, property or other securities of the Company) equal to two times the purchase price. The Company is entitled to redeem the Rights at any time prior to the expiration of the Rights in January 2009, or ten days following the time that a person has acquired beneficial ownership of 20% or more of the shares of common stock then outstanding. The Company is entitled to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment.

Stock-Based Compensation

As of June 29, 2008, the Company had three stock-based plans for employees and directors that are open for future grant awards and are described below. In addition, the Company had eight stock-based plans, including six plans assumed in connection with prior acquisitions, each of which is closed for future grants but has options outstanding. Amounts recognized in the financial statements with respect to these plans for fiscal 2008, 2007, and 2006 are as follows:

	2008	2007	2006
		(In thousands)	
Total cost of stock-based payment plans during the period	$29,008	$28,057	$21,453
Amounts capitalized in inventory during the period	(569)	(652)	(648)
Amounts recognized in income for amounts previously capitalized in inventory	563	625	513
Amounts charged against income, before income tax benefit	$29,002	$28,030	$21,318
Amount of related income tax benefit recognized in income	$ 8,148	$ 6,700	$ 4,131

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the Purchase Plan or ESPP) was adopted by the Board of Directors and approved by the stockholders in 2000 and became effective on January 1, 2001. Under the Purchase Plan, employees of the Company who elect to participate have the right to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or the end of each six month offering period. Employees purchase common stock using payroll deductions, which may not exceed 10% of their eligible compensation (the amount may be increased from time to time by the Company but may not exceed 15% of eligible compensation). The Purchase Plan was amended and adopted by the Board of Directors in 2007. The amended and restated Purchase Plan was approved by the stockholders in 2007 and became effective on November 15, 2007 (Amended Purchase Plan or Amended ESPP). The Amended Purchase Plan changed the six month option periods from April 1 to September 30 of each year to May 1 to October 31 and from October 1 to March 31 of each year to November 1 to April 30. In addition, the 2007 Purchase Plan increased the maximum number of shares that an employee may purchase in each six month period from 500 shares to 1,000 shares. Further, the Amended Purchase Plan increased the maximum dollar amount that can be withheld from employees during each six month period from $12,500 to $25,000 (subject to a maximum of $25,000 in any calendar year. No employee may purchase more than $25,000 worth of common stock (calculated at the time the purchase right is granted) or 2,000 shares in any calendar year. The Compensation Committee of the Board of Directors administers the Amended Purchase Plan. The Company has reserved a total of 1,950,000 shares of common stock for issuance under the Purchase Plan. As of June 29, 2008, there are 465,398 shares available for future award grants.

Employee Stock Option and Equity Incentive Plan

On December 1, 2005, the Company's shareholders ratified and approved the Emulex Corporation 2005 Equity Incentive Plan (the Equity Incentive Plan). The Company's Equity Incentive Plan permits the grant of stock options, restricted stock awards (unvested stock) consisting of shares of common stock that are subject to a substantial risk of forfeiture (vesting restrictions) for some period of time, unrestricted stock awards that are free of any vesting restrictions, performance awards entitling the recipient to acquire shares of common stock or to vest in shares of common stock upon the attainment of specified performance goals (Performance

Awards) and stock appreciation rights to its domestic and international employees. The aggregate number of shares which may be used under the Equity Incentive Plan consists of 2,937,475 shares of common stock, plus the number of shares underlying options that were outstanding on the effective date of the Equity Incentive Plan (October 24, 2005) that expire, are forfeited, cancelled or terminate for any reason under the Employee Stock Option Plan and the 2004 Employee Stock Incentive Plan without having been exercised in full. On November 30, 2006, an additional 1,500,000 shares were approved for issuance by the Company's stockholders. On November 15, 2007, the Company's stockholders approved an amendment to the Equity Incentive Plan to increase the number of shares authorized for issuance under the Equity Incentive Plan by 1,500,000 and to provide that shares available for grant under the Aarohi Communications, Inc. 2001 Stock Option Plan (the "Aarohi Plan") and the Sierra Logic, Inc. 2001 Stock Option Plan (the "Sierra Plan") may be used for awards granted under the Equity Incentive Plan. The Equity Incentive Plan is administered by the Board of Directors, or at the discretion of the Board, by a committee consisting of two or more independent directors of the Company. Stock option awards are granted with an exercise price not less than fair market value of the Company's stock at the date of grant; these awards generally vest based on three years of continuous service and have a six year contractual term. Certain stock option awards provide for accelerated vesting if there is a change in control (as defined in the Equity Incentive Plan) or achieving certain performance targets within the meaning of Section 162(m) of the Internal Revenue Code and the regulations thereunder. As of June 29, 2008, there were 2,105,388 shares available for future award grants under the Equity Incentive Plan.

Unvested and unrestricted stock awards may be awarded (or sold at a purchase price determined by the Board or the Committee) upon terms established by them in its sole discretion. The vesting provisions of unvested stock awards will be determined individually by the Board or the Committee for each grant, but generally vest annually over three years. Unrestricted stock awards will be free of any vesting provisions. Beginning May 2, 2006, the Company granted unvested stock to employees and non-employee directors under the Equity Incentive Plan.

Performance awards will be subject to the attainment of performance goals established by the Board or Committee, the periods during which performance is to be measured, and all other limitations and conditions applicable to the awarded shares. Performance goals shall be based on a pre-established objective formula or standard that specifies the manner of determining the number of performance awards that will be granted or will vest if the performance goal is attained. Performance goals will be determined by the Board or the Committee prior to the time 25% of the service period has elapsed and may be based on one or more business criteria that apply to an individual, a business unit or the Company. As of June 29, 2008, there are no performance awards outstanding.

Stock appreciation rights entitle the holder to receive the appreciation in the value of common stock underlying the stock appreciation right. The Board or Committee may grant a stock appreciation right either as a stand alone right, or if such right does not provide for the deferral of compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, in tandem with all or any part of the shares of common stock that may be purchased by the exercise of a stock option. As of June 29, 2008, there are no stock appreciation rights outstanding.

The Company's 1997 Stock Option Plan for Non-Employee Directors (the Director Plan) was amended and approved by the stockholders on November 30, 2006 to allow for a maximum of 1,880,000 shares of common stock to be issued, including an additional 150,000 shares approved for issuance. The Director Plan provides that an option to purchase 60,000 shares of common stock is granted to each non-employee director of the Company upon the first date that such director becomes eligible to participate. These options shall be exercisable as to 33.3% of the shares on each anniversary of the grant if the director is still a director of the Company. In addition, the Director Plan provides that on each yearly anniversary of the date of the initial grant, each eligible director shall automatically be granted an additional option to purchase 20,000 shares of common stock. In fiscal 2007 and fiscal 2008, in lieu of the 20,000 share annual grant, each eligible director received an unvested stock grant of 7,000 shares. These options or unvested stock shall be exercisable as to 50% of the shares on the six month anniversary, 25% on the nine month anniversary and 25% on the year anniversary of the grant date. The exercise price per option granted will not be less than the fair market value at the date of grant. No option or unvested stock granted under the Director Plan shall be exercisable after the expiration of the earlier of (i) ten years following the date the option or unvested stock is granted or (ii) one year following the date the optionee ceases to be a director of the Company for any reason. The administrator of the Director Plan has the discretion to grant additional awards in the form of unvested stock and/or stock appreciation rights or to substitute unvested stock or stock appreciation rights for the formula grants described above. Options or unvested stock granted under the Director Plan are non-qualified stock awards. As of June 29, 2008, there were 248,000 shares available for future award grants under the Director Plan.

The Company's Employee Stock Option Plan (the Plan), which is shareholder approved, permitted the grant of stock options and unvested stock to its domestic and international employees for up to approximately 33.7 million shares of common stock. Stock option awards were granted under the plan with an exercise price not less than the fair market value of the Company's stock at the date of grant; these stock option awards generally vest based on either three or four years of continuous service and have either a six or ten year contractual term. Certain stock option awards provide for accelerated vesting if there is a change in control (as defined in the Plan) or achieving certain performance targets. With the approval and adoption of the Equity Incentive Plan on December 1, 2005, the Plan became closed for future grants of options.

The Company's 2004 Employee Stock Incentive Plan (the 2004 Plan), which is shareholder approved, permitted the grant of stock options and unvested or unrestricted shares to its employees for up to 2,000,000 shares of common stock. The purchase price for the shares subject to any option granted under the 2004 Plan was not permitted to be less than 100% of the fair market value of the shares of common stock of the Company on the date the option was granted. These stock option awards generally vest based on either three or four years of continuous service and have either a six or ten year contractual term. With the approval and adoption of the Equity Incentive Plan on December 1, 2005, the 2004 Plan became closed for future award grants.

Options granted under the Plan and options granted under the 2004 Plan prior to August 2005 have a 10 year contractual term and become exercisable on a cumulative basis as to 25% of the total number of shares covered by the option one year from the date the option is granted with an additional 6.25% after the end of each consecutive calendar quarter thereafter, except when otherwise provided by the Board of Directors or the Compensation Committee. Beginning with awards granted in August 2005, each option granted generally has a six year contractual term and becomes exercisable on a cumulative basis as to 30% of the total number of shares covered by the option one year from the date the option is granted with an additional 7.5% after the end of each of the next four consecutive calendar quarters and an additional 10% after the end of each of the next four consecutive quarters thereafter, except when otherwise provided by the Board of Directors or the Compensation Committee.

In connection with the acquisition of Sierra Logic, the Company assumed the Sierra Plan. The options were replaced with options to purchase shares of Emulex common stock based on the acquisition exchange ratio and continue to be subject to the terms of the Sierra Plan. The options have a life of up to ten years, generally vest over a four year period, and include a provision that the option holder may elect at any time to exercise the option prior to the full vesting of the option. As part of the purchase agreement, holders of unvested options were paid cash in exchange for the options with the cash received subject to the same vesting schedule as the originally granted option. Shares previously authorized for issuance under the Sierra Plan are no longer available for future grants, but options previously granted under this plan remain outstanding. Shares available under the Sierra Plan may be granted under the Equity Incentive Plan.

In connection with the acquisition of Aarohi, the Company assumed the Aarohi Plan. The options assumed were replaced with options to purchase shares of Emulex common stock based on the acquisition exchange ratio and continue to be subject to the terms of the Aarohi Plan. The options have a life of up to ten years, typically vest over four years with 25% after the first year and monthly thereafter, and include a provision that the option holder may elect at any time to exercise the option prior to the full vesting of the option. Unvested shares purchased upon early exercise of options are subject to a repurchase provision which grants the Company the right of first refusal to repurchase such shares at the original exercise price which right terminates at such time as the vesting requirements have been satisfied. Shares previously authorized for issuance under the Aarohi Plan are no longer available for future grants, but options previously granted under this plan remain outstanding. Shares available under the Aarohi Plan may be granted under the Equity Incentive Plan.

In addition, in connection with the prior acquisitions of Vixel Corporation (Vixel) and Giganet, Inc. (Giganet), the Company assumed awards granted under the Vixel Corporation Amended and Restated 1995 Stock Option Plan, the Vixel Corporation 1999 Equity Incentive Plan, and the Vixel Corporation 2000 Non-Officer Equity Incentive Plan (collectively, the Vixel Plans), and the Giganet, Inc. 1995 Stock Option Plan (the Giganet Plan). Shares previously authorized for issuance under these respective plans are no longer available for future grants, but options previously granted under these respective plans remain outstanding. Shares available under these respective grants may be granted under the Equity Incentive Plan.

As of June 29, 2008, we anticipate that the number of shares authorized under the Equity Incentive Plan, the Director Plan, the 2007 Purchase Plan, and All Other Plans are sufficient to cover future stock option exercises and shares that will be purchased during the next six month option period from May 1, 2008 to October 31, 2008 under the Purchase Plan.

A summary of option activity under the plans for fiscal 2008 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
				(In millions)
Options outstanding at July 1, 2007	13,512,649	$21.66		
Options granted	1,487,350	$16.11		
Options exercised	(594,542)	$ 9.91		
Options canceled	(219,323)	$25.37		
Options forfeited	(108,083)	$18.43		
Options outstanding at June 29, 2008	14,078,051	$21.54	4.09	$5.75
Options vested and expected to vest at June 29, 2008	13,895,604	$21.60	4.08	$5.73
Options exercisable at June 29, 2008	11,271,271	$22.73	3.84	$5.14

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the market price of the underlying common stock as of the date of grant, expected term, stock price volatility and expected risk-free interest rates. This model requires subjective assumptions, including expected stock price volatility and expected time until exercise, which affect the calculated fair value on the grant date, as well as the market price of the underlying common stock as of the date of grant and expected risk-free interest rates. Expected volatilities are based on methodologies utilizing equal weighting involving both historical periods equal to the expected term and implied volatilities based on traded options to buy the Company's shares. The assumptions utilized to compute the fair value of stock option grants for fiscal 2008, 2007, and 2006 were:

	Amended Purchase Plan		
	2008	2007	2006
Expected volatility	32% - 45%	29% - 31%	37%
Weighted average expected volatility	40%	30%	37%
Expected dividends	—	—	—
Expected term (in years)	0.5	0.24 - 0.5	0.5
Weighted average expected term (in years)	0.5	0.49	0.5
Risk-free interest rate	1.67% - 4.08%	5.01% - 5.08%	3.89% - 4.82%

	All Other Plans		
	2008	2007	2006
Expected volatility	33% - 40%	30% - 38%	35.2% - 56.6%
Weighted average expected volatility	37%	34%	47%
Expected dividends	—	—	—
Expected term (in years)	2.4 - 5.0	1.4 - 4.4	2.4 - 4.4
Weighted average expected term (in years)	3.30	3.23	3.25
Risk-free interest rate	1.75% - 4.17%	4.51% - 4.95%	5.18% - 5.23%

A summary of unvested stock awards activity for fiscal year 2008 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Awards outstanding and unvested at July 1, 2007	1,314,776	$18.22
Awards granted	1,282,675	$17.98
Awards vested	(450,836)	$18.27
Awards forfeited	(10,850)	$18.51
Awards outstanding and unvested at June 29, 2008	2,135,765	$18.07

As of June 29, 2008, there was approximately $22.9 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.11 years.

The weighted average grant date fair value of options in fiscal 2008, 2007, and 2006, were $4.80, $4.56, and $7.31 respectively. The weighted average grant date fair value of stock awards granted in fiscal 2008, 2007, and 2006 were $17.98, $18.32, and $17.98 respectively. The total intrinsic value of stock options exercised in fiscal 2008, 2007, and 2006 were approximately $5.7 million, $24.1 million, $10.4 million respectively. The total fair value of stock awards vested in fiscal 2008 and 2007 were approximately $7.9 million and $2.1 million, respectively, and there were no shares vested in fiscal 2006.

Cash received from share option exercises under stock-based plans for the 12 months ended June 29, 2008, July 1, 2007, and July 2, 2006 was approximately $10.4 million, $19.0 million, and $10.0 million, respectively. The actual tax benefit realized for the tax deductions from option exercise and vested stock awards of stock-based plans totaled approximately $5.1 million, $9.6 million and $4.0 million for the 12 months ended June 29, 2008, July 1, 2007, and July 2, 2006, respectively.

Note 12 Income Taxes

The components of income tax expense are as follows:

	2008	2007	2006
		(In thousands)	
Federal:			
Current	$86,828	$ 28,907	$35,173
Deferred	(2,382)	(11,961)	1,496
State:			
Current	(747)	3,633	4,304
Deferred	1,220	9,001	(1,621)
Foreign:			
Current	69	69	112
Total income tax expense	$84,988	$ 29,649	$39,464

The income tax expense in fiscal years 2008, 2007, and 2006 excludes excess tax benefits recorded directly to additional paid-in-capital in the amounts of approximately $2.0 million, $8.0 million, and $3.3 million, respectively, related to exercises of stock options under the Company's stock option plans.

Income before income taxes consists of the following:

	2008	2007	2006
		(In thousands)	
Domestic	$77,680	$58,852	$79,542
Foreign	237	231	373
Total	$77,917	$59,083	$79,915

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	2008	2007
	(In thousands)	
Deferred tax assets:		
Capitalization of inventory costs	$ 166	$ 217
Reserves not currently deductible	12,946	11,848
Share-based compensation	15,630	11,387
Net operating loss carryforwards	12,985	24,847
General business and state credit carryforwards	10,913	15,198
Capitalized research and development expenditures	2,853	3,771
Capital loss carryforwards	2,609	2,625
Property and equipment	512	144
Other	1,814	964
Total gross deferred tax assets	60,428	71,001
Less valuation allowance	(2,609)	(2,625)
Deferred tax assets, net of valuation allowance	57,819	68,376
Deferred tax liabilities:		
Various state taxes	5,477	5,580
Intangible assets — customer relationships	1,851	5,358
Intangible assets — core technology and patents	24,237	36,563
Total gross deferred tax liabilities	31,565	47,501
Net deferred tax asset	$26,254	$20,875

Based on the Company's historical and anticipated future pre-tax results of operations, management believes it is more likely than not that the Company will realize the benefit of the approximately $26.3 million net deferred tax assets existing as of June 29, 2008. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize recorded tax benefits.

The Company has approximately $6.5 million of capital loss carryforwards available as of June 29, 2008. If unused, approximately $1.5 million and $5.0 million of the carryforwards would expire in fiscal years 2011 and 2013, respectively. Management believes it is more likely than not that the Company will not be able to generate sufficient capital gain income to realize these benefits prior to the expiration of these capital loss carryforwards. Therefore, a valuation allowance of approximately $2.6 million is recorded as of the end of fiscal 2008 and 2007. The Company generated capital loss carryforwards of approximately $5.0 million during fiscal year 2008. No capital loss carryforwards were generated during fiscal year 2007.

The actual income tax expense (benefit) on pretax income before income taxes differs from expected federal income tax expense for the following reasons:

	2008	2007	2006
		(In thousands)	
Expected income tax expense at 35%	$27,271	$20,679	$27,970
State income tax expense, net of federal tax benefit	473	1,785	2,318
In-process research and development expenditures	—	6,729	6,045
Change in valuation allowance allocated to income tax expense	(16)	1,693	—
Effect of foreign activities taxed at differing tax rates	57,609	—	—
Extraterritorial income exclusion	(1,583)	(2,066)	(90)
Research and other credits	(1,795)	(1,607)	(357)
Stock-based compensation	2,494	2,928	3,220
Other, net	535	(492)	358
Total income tax expense	$84,988	$29,649	$39,464

As of June 29, 2008, the Company had federal and state net operating loss carryforwards of approximately $30.6 million and $25.6 million, respectively, which are available to offset future federal and state taxable income. If unused, the federal net operating loss carryforwards will expire during the fiscal years 2015 through 2021, and the state net operating loss carryforwards will begin to expire in fiscal 2010. Included in the federal net operating loss carryforwards are Aarohi losses of approximately $29.3 million and Sierra Logic losses of approximately $1.2 million. The annual utilization of these net operating loss carryforwards is limited due to restrictions imposed under federal law due to a change in ownership.

As of June 29, 2008, the Company had federal and state research and experimentation credit carryforwards of approximately $0.3 million and $9.3 million, respectively, which are available to reduce federal and state income taxes. If unused, the federal carryforwards expire during the fiscal years 2013 through 2022, and certain state carryforwards will begin to expire in fiscal 2018. For federal tax purposes, the Company has approximately $0.1 million of foreign tax credit carryforwards available through fiscal 2011.

In connection with the Company's adoption of FIN 48, as of July 2, 2007, the Company recorded a net increase to retained earnings of approximately $5.4 million related to the measurement of uncertain tax positions the Company had taken. In addition, the Company recorded a decrease to additional paid-in-capital of approximately $3.1 million associated with uncertain tax positions related to stock options. Furthermore, the Company recorded a net decrease to goodwill, identifiable intangibles, and associated deferred tax liabilities of approximately $2.9 million. The Company reclassified tax liabilities from income taxes payable to accrued taxes upon adoption of FIN 48.

As of June 29, 2008, the Company had total unrecognized tax benefits of approximately $32.0 million compared to approximately $24.7 million immediately after the adoption of FIN 48 on July 2, 2007. If fully recognized, approximately $25.7 million of the $32.0 million would impact the Company's effective tax rate. The Company does not expect that the liability for unrecognized tax benefits will change significantly within the next 12 months.

A rollforward of the activity in the gross unrecognized tax benefits for the year ended June 29, 2008 is as follows (in thousands):

Balance at July 2, 2007	$24,714
Additions based on tax positions related to the current year	12,160
Additions for tax positions of prior years	850
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(3,084)
Settlements	(2,661)
Balance at June 29, 2008	$31,979

The audit of the Company's fiscal 2004 Federal income tax return was completed in a prior fiscal year. The Company's Federal income tax returns for fiscal years 2005 to 2008 and California income tax returns for fiscal years 2004 to 2008 are open as the statute of limitations have not yet expired. The Company is currently under audit by various state taxing authorities, but not any foreign taxing authorities. The Company does not believe that the resolution of these audits will have a material effect on its financial statements.

The Company had accrued approximately $0.9 million in interest and penalties related to unrecognized tax benefits accrued as of June 29, 2008 and approximately $0.7 million as of July 2, 2007 (post FIN 48 adoption).

Note 13 Revenue by Product Families, Geographic Area and Significant Customers

Revenues by Product Families

The Company designs and markets two major distinct product families: Host Server Products (HSP) and Embedded Storage Products (ESP). HSP mainly consists of Fibre Channel based connectivity products and converged Fibre Channel over Ethernet based products. The Company's Fibre Channel based products include HBAs, custom form factor solutions for OEM blade servers and ASICs. These products enable servers to efficiently connect to SANs by offloading data communication processing tasks from the server as information is delivered and sent to the storage network. The Company's converged products include CNAs. CNAs efficiently move data between local area networks (LANs) and SANs using Fibre Channel over Ethernet (FCoE) to map the Fibre Channel protocol directly into the data layer of Ethernet networks.

ESP mainly consists of input/output controller (IOC) solutions, embedded bridge, and embedded router products. Embedded storage switches, bridges, routers, and IOCs are deployed inside storage arrays, tape libraries, and other storage appliances, delivering improved performance, reliability, and storage connectivity.

Intelligent Network Products (INP) mainly consist of contract engineering services and Other category mainly consists of legacy and other products.

	2008	2007	2006
		(In thousands)	
Net revenues:			
Host Server Products	$352,687	$357,279	$340,566
Embedded Storage Products	134,858	107,578	59,203
Intelligent Networking Products and Other	756	5,330	3,044
Total net revenues	$488,301	$470,187	$402,813

Revenues by Geographic Area

The Company's net revenues by geographic area based on bill-to location are:

	2008		2007		2006	
			(In thousands)			
United States	$197,063	40%	$218,996	47%	$219,911	55%
Pacific Rim	125,392	26%	80,637	17%	52,811	13%
Europe and rest of world	165,846	34%	170,554	36%	130,091	32%
Total net revenues	$488,301	100%	$470,187	100%	$402,813	100%

In fiscal years 2008, 2007, and 2006, net revenues from sales to customers in the United Kingdom, based on bill-to location, were approximately 16%, 15%, and 13%, respectively. Net revenues from sales to customers in Singapore, based on bill-to location, for fiscal years 2008, 2007, and 2006 were 13%, 7%, and 5%, respectively. No other country in the Pacific Rim, Europe or the rest of the world accounted for more than 10% of net revenues during these periods.

Significant Customers

The following table represents direct sales to customers accounting for greater than 10% of the Company's net revenues or customer accounts receivable accounting for greater than 10% of the Company's accounts receivable. Amounts not presented were less than 10%.

	Net Revenues			Accounts Receivable	
	2008	2007	2006	2008	2007
Hewlett-Packard	15%	13%	10%	14%	—
IBM	21%	22%	29%	29%	26%
Info X	14%	17%	21%	11%	15%

In addition to direct sales, some of the Company's larger OEM customers purchased or marketed products indirectly through distributors, resellers, or other third parties. Customers with total direct and indirect revenues, including customer specific models purchased or marketed indirectly through distributors, resellers, and other third parties, of more than 10% were as follows:

	Net Revenues		
	2008	2007	2006
EMC	18%	18%	23%
Hewlett-Packard	15%	13%	10%
IBM	28%	25%	29%

Note 14 Net (Loss) Income per Share

The following table sets forth the computation of basic and diluted net (loss) income per share:

	2008	2007	2006
	(In thousands, except per share data)		
Numerator:			
Net (loss) income	$(7,071)	$29,434	$40,451
Adjustment for interest expense on convertible subordinated notes, net of tax	—	702	1,477
Numerator for diluted net (loss) income per share	$(7,071)	$30,136	$41,928
Denominator:			
Denominator for basic net (loss) income per share — weighted average shares outstanding	82,147	84,545	83,920
Effect of dilutive securities:			
Dilutive potential common shares, using treasury stock method	—	2,023	1,876
Dilutive common shares from assumed conversion of convertible subordinated notes	—	2,521	5,463
Denominator for diluted net (loss) income per share — adjusted weighted average shares	82,147	89,089	91,259
Basic net (loss) income per share	$ (0.09)	$ 0.35	$ 0.48
Diluted net (loss) income per share	$ (0.09)	$ 0.34	$ 0.46
Antidilutive options excluded from the computations	12,647	8,486	9,258
Average market price of common stock	$ 16.91	$ 18.81	$ 18.81

The antidilutive options were excluded from the computation of diluted net (loss) income per share due to the options' exercise price being greater than the average market price of the common shares or due to the Company incurring a net loss.

Note 15 Unaudited Quarterly Consolidated Financial Data

Selected unaudited quarterly consolidated financial data for fiscal years 2008 and 2007 are as follows:

	Net Revenues	Gross Profit	Net (Loss) Income	Diluted Net (Loss) Income per Share
	(In thousands, except per share data)			
2008:				
Fourth quarter	$112,763	$ 71,526	$(50,407)(1)	$(0.61)
Third quarter	127,846	80,029	15,521	0.19
Second quarter	130,622	81,742	17,644	0.21
First quarter	117,070	67,927	10,171	0.12
Total	$488,301	$301,224	$ (7,071)	
2007:				
Fourth quarter	$126,268	$ 77,042	$ 13,162	$ 0.15
Third quarter	120,211	70,585	11,386	0.13
Second quarter	121,390	65,782	(10,076)(2)	(0.12)
First quarter	102,318	61,199	14,962	0.17
Total	$470,187	$274,608	$ 29,434	

(1) Includes tax expense associated with royalty prepayment and cost sharing agreement of approximately $58.5 million

(2) Includes in-process research and development charges of approximately $21.6 million

Note 16 Subsequent event

In early August 2008, the Board of Directors approved approximately $39.9 million of common stock repurchases, which we anticipate completing in the first quarter of fiscal 2009, which is the remaining amount available under the December 2006 plan (see Note 11). Since the August 2008 approval, the Company has repurchased approximately 1.4 million shares of its common stock for an aggregate purchase price of approximately $19.5 million or an average of $13.76 per share through August 19, 2008. In addition, the Board of Directors also authorized a new plan to repurchase up to $100.0 million of common stock outstanding.

SCHEDULE OF EMULEX CORPORATION AND SUBSIDIARIES

Schedule II

EMULEX CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended June 29, 2008, July 1, 2007, and July 2, 2006

Classification	Balance at Beginning of Period	Additions Charged to Costs and Expenses Including Changes in Estimates	Amounts Charged Against Reserve	Balance at End of Period
		(In thousands)		
Year ended June 29, 2008:				
Allowance for doubtful accounts	$1,902	$ (146)	$ 3	$1,753
Sales returns, allowances and reserves	$3,330	$14,398	$13,503	$4,225
Warranty liability	$3,832	$ 2,304	$ 1,962	$4,174
Year ended July 1, 2007:				
Allowance for doubtful accounts	$1,908	$ —	$ 6	$1,902
Sales returns, allowances and reserves	$3,178	$11,840	$11,688	$3,330
Warranty liability	$2,949	$ 3,685	$ 2,802	$3,832
Year ended July 2, 2006:				
Allowance for doubtful accounts	$1,919	$ —	$ 11	$1,908
Sales returns, allowances and reserves	$3,442	$10,523	$10,787	$3,178
Warranty liability	$4,085	$ 2,874	$ 4,010	$2,949

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMULEX CORPORATION

By: /s/ JAMES M. MCCLUNEY

James M. McCluney
Chief Executive Officer and President

Date: August 19, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on August 19, 2008.

Signature	Title
Principal Executive Officer:	
/s/ JAMES M. MCCLUNEY (James M. McCluney)	Chief Executive Officer, President and Director
Principal Financial and Accounting Officer:	
/s/ MICHAEL J. ROCKENBACH (Michael J. Rockenbach)	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
/s/ PAUL F. FOLINO (Paul F. Folino)	Executive Chairman
/s/ FRED B. COX (Fred B. Cox)	Director and Chairman Emeritus
/s/ MICHAEL P. DOWNEY (Michael P. Downey)	Director
/s/ BRUCE C. EDWARDS (Bruce C. Edwards)	Director
/s/ ROBERT H. GOON (Robert H. Goon)	Director
/s/ DON M. LYLE (Don M. Lyle)	Director
/s/ DEAN A. YOOST (Dean A. Yoost)	Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated August 29, 2006, relating to the Company's acquisition of Sierra Logic, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 29, 2006)
3.1	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's 1997 Annual Report on Form 10-K).
3.2	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).
3.3	Amended and restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed August 29, 2007).
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K filed February 2, 1989).
4.1	Rights Agreement, dated January 19, 1989, as amended (incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K filed February 2, 1989).
4.2	Certificate regarding extension of Final Expiration Date of Rights Agreement dated January 18, 1999 (incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Registration Statement on Form S-3, filed on May 17, 1999).
10.1*	Giganet, Inc. 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed March 2, 2001).
10.2*	Emulex Corporation Employee Stock Option Plan, as amended (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 21, 2002).
10.3*	Emulex Corporation 1997 Stock Option Plan for Non-Employee Directors, as amended (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 30, 2006).
10.4*	Emulex Corporation Employee Stock Purchase Plan, as amended (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 17, 2007).
10.5*	Emulex Corporation 2004 Employee Stock Incentive Plan (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 18, 2004).
10.6	Standard Commercial Lease between the Flatley Company and Giganet, Inc. (incorporated by reference to Exhibit 10.15 to the Company's 2001 Annual Report on Form 10-K).
10.7*	Form of Key Employee Retention Agreement between the Company and its executive officers other than Paul F. Folino and James M. McCluney (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006).
10.8*	Key Employee Retention Agreement for Paul F. Folino, as amended, effective September 5, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 6, 2006)
10.9*	Key Employee Retention Agreement for James M. McCluney, as amended, effective September 5, 2006 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 6, 2006)
10.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's current Report on Form 8-K filed May 17, 2005).

Exhibit No.	Description of Exhibit
10.11	Real Estate Lease dated September 12, 2000, between LM Venture, LLC and Emulex Corporation (incorporated by reference to Exhibit 10.22 to the Company's 2003 Annual Report on Form 10-K).
10.12	First Amendment to Lease (amendment dated February 8, 2001), between LM Venture LLC and Emulex Corporation (incorporated by reference to Exhibit 10.23 to the Company's 2003 Annual Report on Form 10-K).
10.13*	Vixel Corporation Amended and Restated 1995 Stock Option Plan incorporated by reference to Exhibit 10.2 of Amendment No. 1 to the Registration Statement on Form S-1 of Vixel Corporation (File No. 333-81347), filed on August 16, 1999).
10.14*	Vixel Corporation 1999 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 10.23 of Amendment No. 1 to the Registration Statement on Form S-1 of Vixel Corporation (File No. 333-81347), filed on August 16, 1999).
10.15*	Vixel Corporation 2000 Non-Officer Equity Incentive Plan (incorporate reference to Exhibit 99.1 of the Registration Statement on Form S-8/S-3 of Vixel Corporation (File No. 333-39000), filed on June 9, 2000).
10.16	First Amendment to Standard Commercial Lease (amendment dated July 1, 2004) between the Flatley Company and Emulex Design & Manufacturing Corporation, successor-in-interest to Giganet, Inc. (incorporated by reference to Exhibit 10.15 to the Company's 2004 Annual Report on Form 10-K).
10.17*	Form of Director Stock Option Agreement and related form of Grant Summary for grants made pursuant to the 1997 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.18*	Form of Incentive Stock Option Agreement for grants made pursuant to the Employee Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.19*	Form of Non-Qualified Stock Option Agreement for grants made pursuant to the Employee Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.20*	Form of Incentive Stock Option Agreement for grants made pursuant to the 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.21*	Form of Non-Qualified Stock Option Agreement for grants made pursuant to the 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.22*	Form of Notice of Grant of Stock Options and Stock Option Agreement for grants made pursuant to both the Employee Stock Option Plan and 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.23	Office Lease Agreement dated August 25, 2005 by and between 24000 Development, LLC and Emulex Design & Manufacturing Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 31, 2005
10.24*	Description of Compensation Arrangements with Non-Employee Directors (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2007).
10.25*	Description of Compensation Arrangements for Certain Executive Officers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 27, 2007).
10.26*	Executive Bonus Plan of Emulex Corporation, as amended and restated effective August 22, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed November 2, 2007)
10.27*	Aarohi Communications, Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed May 8, 2006)

Exhibit No.	Description of Exhibit
10.28*	Form of Aarohi Communications, Inc. Stock Option Agreement(incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed May 8, 2006)
10.29*	Form of Aarohi Communications, Inc. Stock Option Agreement (alternate form) (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 filed May 8, 2006)
10.30*	Form of Aarohi Communications, Inc. Notice of Grant of Stock Option (incorporated by reference to Exhibit 99.4 to the Company's Registration Statement on Form S-8 filed May 8, 2006)
10.31*	Form of Emulex Corporation Stock Option Assumption Documents for holders of options granted under the Aarohi Communications, Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8 filed May 8, 2006)
10.32*	Emulex Corporation 2005 Equity Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 17, 2007)
10.33*	Form of 2005 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2006)
10.34*	Form of Notice of Grant of Restricted Stock Award under 2005 Equity (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2006
10.35	Second Amendment to Lease dated May 26, 2006 by and between Brass Creekside, L.P. and Emulex Design & Manufacturing Corporation (incorporated by reference to the Company's Current Report on Form 8-K filed June 5, 2006)
10.36*	Sierra Logic, Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on October 5, 2006)
10.37*	Form of Sierra Logic, Inc. Stock Option Agreement and Notice of Grant of Stock Option (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed on October 5, 2006)
10.38*	Form of Emulex Corporation Stock Option Assumption Documents for holders of options granted under the Sierra Logic, Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 filed on October 5, 2006)
10.39	Amendment No. 4 to Sublease Agreement by and between Emulex Communications Corporation and WJ Communications Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 2, 2006)
10.40	Deed of Lease between Aarohi Communications Private Limited and M/s M.K. Chakrapani & Co. relating to the Company's offices in Bangalore, India (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2006)
10.41*	Offer letter, dated May 4, 2008, from the Company to Jeffrey W. Benck (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 12, 2008
21	List of the Company's subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
31A	Certification of the Principal Executive Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31B	Certification of the Principal Financial Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

* Indicates a management contract or compensation plan or arrangement.

EXHIBIT 31A

CERTIFICATIONS

I, James M. McCluney, certify that:

1. I have reviewed this annual report on Form 10-K of Emulex Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) (15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ James M. McCluney

James M. McCluney
Chief Executive Officer and President

Date: August 19, 2008

EXHIBIT 31B

CERTIFICATIONS

I, Michael J. Rockenbach, certify that:

1. I have reviewed this annual report on Form 10-K of Emulex Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) (15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Michael J. Rockenbach

Michael J. Rockenbach
Executive Vice President and Chief Financial Officer

Date: August 19, 2008

EXHIBIT 32

EMULEX CORPORATION

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Emulex Corporation (the Company) on Form 10-K for the period ended June 29, 2008, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James M. McCluney, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James M. McCluney

James M. McCluney
Chief Executive Officer and President

August 19, 2008

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Emulex Corporation (the Company) on Form 10-K for the period ended June 29, 2008, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Michael J. Rockenbach, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael J. Rockenbach

Michael J. Rockenbach
Executive Vice President and Chief Financial Officer

August 19, 2008

Fiscal 2008†	High*	Low*
Q4	$17.08	$11.75
Q3	$16.95	$12.88
Q2	$22.48	$15.88
Q1	$23.80	$16.51
Fiscal 2007†		
Q4	$23.42	$17.89
Q3	$20.34	$17.01
Q2	$21.64	$17.85
Q1	$18.52	$14.07

* Sales Prices as reported on the New York Stock Exchange
† Fiscal year ends in June

Emulex's common stock trades on the New York Stock Exchange under the symbol ELX. On June 29, 2008, there were approximately 540 stockholders of record and the closing price was $11.83.

The Company is subject to the New York Stock Exchange listed Company manual Section 203.01 requiring an annual report, and the attached Form 10-K is part of this annual report, including the Sarbanes-Oxley Act Section 302 certifications attached as Exhibits 31A and 31B. A certification was provided by the Company's CEO to the New York Stock Exchange on November 15, 2007 certifying that he or she was not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards as of the date of that certification, and this notice is included in this annual report as required by the Listed Company Manual Section 303A.12(a).

Trademarks
This report refers to various products and companies by their trade names. In most, if not all, cases these designations are claimed as trademarks or registered trademarks by their respective companies.

Company Literature
Additional copies of Emulex's Annual Report on Form 10-K to the Securities and Exchange Commission, and other company literature will be furnished without charge upon request to:

Emulex Corporation, Investor Relations
3333 Susan Street, Costa Mesa, CA 92626
(714) 662 5600

Independent Registered Public Accounting Firm
KPMG LLP
600 Anton Boulevard, Suite 700
Costa Mesa, CA 92626
(714) 850 4300

Transfer Agent & Registrar
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
(877) 812 4253
www.melloninvestor.com/isd

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EMULEX



Corporate Headquarters
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600

Bangalore, India +91 (80) 40156789

Beijing, China +86 (10) 68499547

Dublin, Ireland +353 (0) 1 6521700

Munich, Germany +49 (0) 89 97007 177

Paris, France +33 (0) 158 580 022

Tokyo, Japan +81 3 5322 1348

Wokingham, United Kingdom +44 (0) 118 977 2929

emulex.com

END